                                                      REGISTRATION NO. 333-65683

   As filed with the Securities and Exchange Commission on November 12, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ELDORADO BANCSHARES, INC.
               (Exact name of registrant as specified in charter)

                                    DELAWARE
                          (State or other jurisdiction
                       of incorporation or organization)

                                   33-0720548
                      (I.R.S. Employer Identification No.)

                                      6021
                          (Primary Standard Industrial
                          Classification Code Number)

                            24012 CALLE DE LA PLATA
                             LAGUNA HILLS, CA 92653
                                 (949) 699-4344

         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                         ------------------------------

                                   COPIES TO:

             ROBERT P. KELLER                         MICHAEL K. KREBS, ESQ.
  PRESIDENT AND CHIEF EXECUTIVE OFFICER           NUTTER, MCCLENNEN & FISH, LLP
        ELDORADO BANCSHARES, INC.                    ONE INTERNATIONAL PLACE
         24012 CALLE DE LA PLATA                      BOSTON, MA 02110-2699
          LAGUNA HILLS, CA 92653                          (617) 439-2000
              (949) 699-4344

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered pursuant in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED            PROPOSED
             TITLE OF EACH CLASS OF                      AMOUNT         MAXIMUM OFFERING   MAXIMUM AGGREGATE       AMOUNT OF
           SECURITIES TO BE REGISTERED              TO BE REGISTERED   PRICE PER SHARE(1)  OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, par value $.01 per share                 2,781,614             $9.38            $26,091,539          $7,697(2)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2).

(2) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [LOGO]

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

    The Boards of Directors of Antelope Valley Bank and Eldorado Bancshares, Inc. have approved a merger agreement that would result in a combination of the two companies, with Antelope becoming a subsidiary of Eldorado.

    Antelope shareholders will receive 3.625 shares of Eldorado common stock for each share of Antelope common stock that they own. As of October 30, 1998, there were 767,342 shares of Antelope common stock outstanding.

    YOUR VOTE IS VERY IMPORTANT! The merger cannot be completed unless the holders of a majority of the shares of Antelope approve it. Shareholders of Eldorado have already approved the merger.

    Whether or not you plan to attend the meeting, please take the time to vote on the proposal(s) submitted at the Antelope shareholder meeting by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the proposal(s) submitted at the meeting. If you fail to return your card, the effect will be a vote against the merger, unless you attend the meeting and vote in person for the merger.


    SEE "RISK FACTORS" ON PAGE 15 FOR A DISCUSSION OF CERTAIN IMPORTANT ISSUES FOR YOU TO CONSIDER PRIOR TO CASTING YOUR VOTE.


    The date, time and place of the meeting is:


    December 17, 1998, 7:00 p.m.


    The Essex House Hotel

    44916 North 10th Street West

    Lancaster, California

    This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about Eldorado and Antelope from documents filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY.

                   [SIG]

President and Chief Executive Officer
Antelope Valley Bank

     NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE ELDORADO COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE SHARES OF ELDORADO COMMON STOCK ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL INVESTED.



     THE SHARES OF ELDORADO COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF ELDORADO AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.



    Proxy Statement/Prospectus is dated November 12, 1998, and was first mailed to shareholders on or about November 13, 1998.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES
  IMPORTANT BUSINESS AND FINANCIAL INFORMATION
  ABOUT ANTELOPE AND ELDORADO THAT IS NOT
  INCLUDED IN OR DELIVERED WITH THIS DOCUMENT.

  THIS INFORMATION IS AVAILABLE WITHOUT CHARGE
  TO ANY SHAREHOLDER OF ANTELOPE UPON WRITTEN
  OR
  ORAL REQUEST TO:

              MARGARET A. TORRES
             ANTELOPE VALLEY BANK
         831 WEST LANCASTER BOULEVARD
         LANCASTER, CALIFORNIA 93534
                (805) 945-4511

  IN ORDER TO ENSURE TIMELY DELIVERY OF THE
  INFORMATION, SHAREHOLDERS MUST REQUEST SUCH
  INFORMATION NO LATER THAN DECEMBER 10, 1998.

                              ANTELOPE VALLEY BANK

                          831 West Lancaster Boulevard
                          Lancaster, California 93534

                   NOTICE OF SPECIAL MEETINGS OF SHAREHOLDERS

    The Special Meeting of Shareholders of Antelope Valley Bank ("Antelope") will be held at The Essex House Hotel, 44916 North 10th Street West, Lancaster, California on December 17, 1998 at 7:00 p.m. local time, (together with all adjournments and postponements thereof, the "Antelope Meeting") for the following purposes:

        1. To consider and act upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of September 22, 1998, as amended (the "Merger Agreement"), among Antelope and Eldorado Bancshares, Inc. as described more fully in the attached Proxy Statement/Prospectus which includes a copy of the Merger Agreement.

        2. To consider and act upon such other business and matters or proposals as may properly come before the Antelope Meeting.

    The Board of Directors of Antelope has fixed the close of business on October 30, 1998 as the record date for determining the shareholders having the right to receive notice of and to vote at the Antelope Meeting. Only shareholders of record at the close of business on such date are entitled to notice of and to vote at the Antelope Meeting. A list of shareholders entitled to vote at the Antelope Meeting will be available during ordinary business hours at Antelope's executive offices, at 831 West Lancaster Boulevard, Lancaster, California 93594, for ten days prior to the Antelope Meeting, for examination by any Antelope shareholder for purposes germane to the Antelope Meeting.

                                          By Order of the Board of Directors
                                          Antelope Valley Bank

                                                         [SIG]

                                          Roy J. Simi
                                          SECRETARY

Lancaster, California
November 12, 1998

    THE BOARD OF DIRECTORS OF ANTELOPE RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    YOUR VOTE IS IMPORTANT! IN ORDER FOR ANTELOPE TO APPROVE THE MERGER, THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF ANTELOPE MUST VOTE IN FAVOR OF THE MERGER AT THE ANTELOPE MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANTELOPE MEETING, PLEASE SIGN AND MAIL, AS SOON AS POSSIBLE, THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE ANTELOPE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE ANTELOPE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE
  MERGER.........................          1

SUMMARY..........................          3

RISK FACTORS.....................         15

  Risks Relating to the Merger...         15

  Conditions to the Closing of
    the Merger...................         15

  Illiquidity of Eldorado Common
    Stock........................         15

  Volatility of Stock Price......         15

  Dilution.......................         16

  Effect of Recent Acquisitions
    by Eldorado..................         16

  Risks Related to Eldorado
    Growth Strategy..............         16

  Eldorado Product
    Concentration................         17

  Eldorado Has No Present
    Intention to Pay Dividends...         17

  Reliance by Eldorado on Certain
    Funding Sources..............         17

  Control of Eldorado by
    Directors, Executive Officers
    and Principal Shareholders...         17

RECENT DEVELOPMENTS..............         18

THE SPECIAL MEETING OF ANTELOPE
  SHAREHOLDERS...................         21

  General........................         21

  Matters to be Considered.......         21

  The Antelope Record Date.......         21

  Votes Required and Voting of
    Proxies......................         21

  Solicitation of Proxies........         22

  Revocability of Proxies........         22

  Dissenter's Rights.............         23

  Effect of Merger on the
    Antelope Board and the
    Eldorado Board...............         23

PROPOSAL ONE: THE MERGER.........         24

  Background of and Reasons for
    the Merger...................         24

  Opinion of Antelope's Financial
    Advisor......................         28

  Closing Date...................         33

  Terms of the Merger............         33

  Regulatory Approvals Required
    for the Merger...............         33

  Interests of Certain Persons in
    the Merger...................         35

  Management and Operations after
    the Merger...................         38

  Certain Federal Income Tax
    Consequences.................         38

  Accounting Treatment...........         40

  Right of Dissenting
    Stockholders.................         40

  Resales by Affiliates..........         42

  How to Surrender and Receive
    Eldorado Common Stock in
    Exchange for Antelope Common
    Stock........................         43

  Conditions to the Consummation
    of the Merger................         44

  Conduct of Business Pending the
    Merger.......................         44

  Expenses.......................         45

  Termination of the Merger
    Agreement....................         46

  Stock Option Agreement.........         47

UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL
  INFORMATION....................         50

INFORMATION REGARDING ANTELOPE...         62

  General........................         62

  Properties.....................         62

  Year 2000 Preparedness.........         63

  Management of Antelope.........         63

  Summary Compensation Table.....         66

INFORMATION REGARDING ELDORADO...         69

MARKET DATA AND DIVIDEND
  INFORMATION....................         71


                                      (i)

DESCRIPTION OF ELDORADO CAPITAL
  STOCK..........................         71

  Common Stock...................         71

  Preferred Stock................         73

  Effect of Capital Securities on
    Common Stock.................         74

COMPARISON OF THE RIGHTS OF
  HOLDERS OF ELDORADO COMMON
  STOCK AND HOLDERS OF ANTELOPE
  COMMON STOCK...................         76

  Introduction...................         76
  Certain Voting Rights..........         76

  Dividends......................         77

  Election of Directors..........         77

  Removal of Directors; Filling
    Vacancies on the Board of
    Directors....................         77

  Special Meeting of
    Shareholders;
    Shareholders Action by
    Written
    Consent......................         78

  Amendment of Bylaws............         78

  Amendment of Charter...........         78

  Dissenter's Rights.............         79

  Certain Business Combinations
    and Reorganizations..........         79

LEGAL MATTERS....................         80

EXPERTS..........................         80

OTHER MATTERS....................         80

WHERE YOU CAN FIND MORE
  INFORMATION....................         80

                  EXHIBITS

Merger Agreement.................  Exhibit A

Stock Option Agreement...........  Exhibit B

Opinion of Financial Advisor.....  Exhibit C

Text of Section 1300 et seq. of
  California Corporations Code
  Detailing Dissenters' Rights
  and Procedures.................  Exhibit D


                            ------------------------

          DOCUMENTS DELIVERED WITH
         PROXY STATEMENT/PROSPECTUS
             Antelope Documents

Annex I:    Antelope's Annual Report on Form
            10-KSB, as amended, for the year
            ended December 31, 1997.
Annex II:   Antelope's Quarterly Report on
            Form 10-QSB, as amended, for the
            fiscal quarter ended June 30,
            1998.

             Eldorado Documents

Annex III:  Eldorado's Annual Report on Form
            10-K, as amended, for the year
            ended December 31, 1997.
Annex IV:   Eldorado's Quarterly Report on
            Form 10-Q, as amended, for the
            fiscal quarter ended June 30,
            1998.
Annex V:    The consolidated financial
            statements of Eldorado Bancorp
            and its subsidiary as of
            December 31, 1996 and 1995 and
            for each of the years in the
            three year period ended December
            31, 1996.

                                      (ii)

                             QUESTIONS AND ANSWERS
                                ABOUT THE MERGER

Q: WHAT AM I BEING ASKED TO VOTE ON?

A: You are being asked to vote on a merger agreement that provides for the merger of Antelope Valley Bank with a wholly owned subsidiary of Eldorado Banshares, Inc. Following the merger, Antelope would become a wholly owned subsidiary of Eldorado.

Q: PLEASE EXPLAIN WHAT I WILL RECEIVE IN THE MERGER.

A: If the merger is completed, Antelope shareholders will receive 3.625 shares of Eldorado common stock for each share of Antelope common stock. We will not issue fractional shares of Eldorado common stock. Instead, Antelope shareholders will receive a check for the value of such fractional shares. If you currently own shares of Eldorado common stock, then you will continue to hold those shares after the merger.

Q: WHY ARE THE TWO COMPANIES PROPOSING THE MERGER? WHY SHOULD I VOTE FOR THE MERGER? HOW WILL I BENEFIT?

A: The merger is expected to result in a strong community banking franchise based primarily in Southern California with assets of approximately $1.2 billion. We believe that the merger will enable the combined company to provide a wide array of banking services to a broader market of customers. We also believe that the merger will allow the combined company to compete more effectively for banking customers in the markets it serves.

   Eldorado notes that achieving these benefits is subject to certain risks as discussed in the section of the Summary entitled "Cautionary Statement Regarding Forward-looking Information" on page 6.

   To review the reasons for the merger in greater detail, see pages 21 through 23.

Q: WHEN AND WHERE WILL THE ANTELOPE SHAREHOLDER MEETING TAKE PLACE?

A: The Antelope Meeting will take place on December 17, 1998 at 7:00 p.m. at The
   Essex House Hotel, 44916 North 10th Street West in Lancaster, California.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail your completed and signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Antelope Meeting. The Antelope Board of Directors recommends voting in favor of the approval of the Merger Agreement and the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to Antelope's Secretary before the shareholder meeting or attend the meeting in person and vote.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send Antelope shareholders written instructions for exchanging their share certificates.

Q: HOW MANY VOTES ARE NEEDED TO APPROVE THE MERGER?

A: The affirmative vote of 383,672 shares of common stock (a majority of the shares of common stock outstanding and entitled to vote at the Antelope Meeting) is necessary for the approval of the principal terms of the merger.

Q: MY SHARES ARE HELD IN MY BROKER'S NAME. WILL MY BROKER VOTE MY SHARES FOR ME?

A: This is generally not a matter in which a broker can exercise authority to vote on your behalf. Unless you have a special arrangement, your broker will not vote your shares for you.

   If your shares are held in the name of your broker, the broker is the record holder but you retain voting control of the stock as the beneficial owner. Therefore, your broker will receive proxy materials with instructions to transmit those materials to you. Upon receipt, you should mail your completed and signed proxy card in the enclosed return envelope so that your shares may be represented at the Antelope Meeting.

Q: WHAT WILL HAPPEN IF I DON'T VOTE?

A: The failure to vote has the same effect as a vote against the Merger
   Agreement.

Q: WILL THE SURVIVING COMPANY'S SHARES BE LISTED ON A STOCK EXCHANGE?

A: Not necessarily. Like Antelope common stock, Eldorado common stock is not now listed on any exchange or Nasdaq. In the Merger Agreement, Eldorado has agreed to use all commercially reasonable efforts after the merger is completed to have the Eldorado Common Stock issued to you quoted on Nasdaq. We can provide no assurance, however, that such shares will be approved for quotation on Nasdaq and you should be aware that such approval is not a condition to the closing of the merger.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working towards completing the merger as quickly as possible. In addition to shareholder approval, we must also obtain regulatory approvals. We hope to complete the merger by December 31, 1998.

Q: WHAT ARE THE TAX CONSEQUENCES TO SHAREHOLDERS OF THE MERGER?
A: The exchange of shares by Antelope shareholders will be tax-free to Antelope shareholders for federal income tax purposes, except for taxes on cash received for a fractional share. To review the federal income tax consequences to shareholders in greater detail, see pages 38 through 40. For a discussion of the tax consequences to dissenting shareholders, see page 39.

                        WHO CAN HELP ANSWER YOUR QUESTIONS

           If you have questions about the merger, you should contact:

                               Antelope Valley Bank
                           831 West Lancaster Boulevard
                           Lancaster, California 93534
                          Attention: Margaret A. Torres
                                  (805) 945-4511

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY
STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO BETTER UNDERSTAND THE MERGER AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THE ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO.

                                 THE COMPANIES

ANTELOPE VALLEY BANK
831 West Lancaster Boulevard
Lancaster, California 93534
(805) 945-4511

    Antelope Valley Bank (referred to in this Proxy Statement/Prospectus as "Antelope") is a California chartered commercial bank, which began operations in 1981. In addition to its main office located in Lancaster, California, Antelope has seven full service branch offices located in the following communities in the Antelope Valley area of California: Palmdale, Wrightwood, Frazier Park, Quartz Hill, Rosamond, Lake Los Angeles and Acton.

    Antelope is a community bank conducting a general commercial banking business within the Antelope Valley of Southern California. Antelope targets as its customers the commercial and retail accounts of small to medium sized businesses, professionals and executives.

    At June 30, 1998, Antelope had $200.9 million in assets, $178.1 million in deposits and shareholders' equity of $20.6 million. In the past two years, Antelope has experienced relatively strong balance sheet growth, including growth in total assets of approximately 29% in 1997 and 6% in the first six months of 1998. This growth has been generated both internally and through the opening of new branch offices. Antelope opened three new branch offices acquired from Wells Fargo Bank in February 1997 and a fourth new branch office in June 1998.

    Antelope is an insured bank under the Federal Deposit Insurance Act up to the maximum limits. Antelope is not a member of the Federal Reserve System.


    In addition to the information contained in the text of this Proxy Statement/Prospectus, we are delivering to you herewith a copy of Antelope's most recent amended Annual Report on Form 10-KSB as Annex I and amended Quarterly Report on Form 10-QSB as Annex II, each as filed with the FDIC.


ELDORADO BANCSHARES, INC.
24012 Calle de la Plata, Suite 150
Laguna Hills, California 92653
(949) 699-4344

    Eldorado Bancshares, Inc. (referred to in this Proxy Statement/Prospectus as "Eldorado") is a Delaware corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Through its sole operating subsidiary, Eldorado Bank, Eldorado offers commercial banking products and services to small and medium sized businesses and retail customers from 17 full service branches located primarily in the Orange County, San Diego County and Sacramento areas of California.

    Eldorado's products include commercial, consumer and real estate loans, a broad range of deposit products and other non-deposit banking services, as well as small equipment leases and single-family residential mortgages. As of June 30, 1998, Eldorado, on a consolidated basis, had total assets of $1.0 billion, deposits of $876.6 million and shareholders' equity of $97.7 million.

    The key elements of Eldorado's strategic plan have been and continue to be:

    - the establishment and enhancement of an attractive community banking franchise through the acquisition of community banks primarily, but not exclusively, in and around its Southern California base,

    - improving core profitability, and

    - maintaining a strong balance sheet.


    Since 1995, Eldorado has acquired three community banks with total assets of approximately $779 million, including Eldorado Bancorp in June 1997, which itself more than doubled the size of Eldorado.

    Eldorado has three classes of common stock outstanding: Special Common Stock, Class B Common Stock and non-voting Class C Common Stock. The shares of Eldorado common stock to be issued to the Antelope shareholders in the merger will be shares of Eldorado Class B Common Stock (which we refer to in this Proxy Statement/Prospectus as the "Eldorado Common Stock"). See pages 71 to 74 for more information concerning the rights and preferences of the capital stock of Eldorado.



    Unless otherwise indicated, all share, per share and financial information in this Proxy Statement/Prospectus reflects a one-for-two reverse stock split of the Eldorado Common Stock effective September 4, 1998.



    In addition to the information contained in the text of this Proxy Statement/Prospectus, we are delivering to you herewith a copy of Eldorado's most recent amended Annual Report on Form 10-K as Annex III and amended Quarterly Report on Form 10-Q as Annex IV, each as filed with the SEC, as well as the audited financial statements of Eldorado Bancorp as Annex V.


                             REASONS FOR THE MERGER

    We believe that the combined companies will have greater financial strength, expansion opportunities and growth potential than either Antelope or Eldorado would have on its own. The merger is expected to result in a strong community banking franchise based primarily in Southern California with assets of approximately $1.2 billion. We believe that the merger will enable the combined company to provide a wide array of banking services to a broader market of customers. We also believe that the merger will allow the combined company to compete more effectively for banking customers in the markets it serves.


    To review the reasons for the merger in greater detail, see pages 24 to 26.


                        RECOMMENDATIONS TO SHAREHOLDERS


    The Board of Directors of Antelope believes that the merger is in your best interests and unanimously recommends that you vote FOR the proposal to approve and adopt the Merger Agreement. The Merger Agreement is included with this Proxy Statement/Prospectus as Exhibit A and is incorporated by reference herein.


                                   THE MERGER


WHAT ANTELOPE SHAREHOLDERS WILL RECEIVE AFTER THE MERGER (SEE PAGE 33)


    As a result of the merger,

    - Antelope shareholders will receive 3.625 shares of Eldorado Common Stock for each share of Antelope common stock. Eldorado will not issue fractional shares. Instead, Antelope shareholders otherwise entitled to receive fractional shares will receive a check for the value of any fractional shares.


    - Antelope will merge with a wholly owned subsidiary of Eldorado, AVB Acquisition Co., Inc., which has been organized by Eldorado solely for the merger and which will disappear in connection with the merger. Following completion of the merger, Antelope will become a wholly owned subsidiary of Eldorado.


    Antelope shareholders should not send in their stock certificates for exchange until instructed to do so after we complete the merger.

OWNERSHIP OF ELDORADO AFTER THE MERGER

    Eldorado will issue approximately 2.8 million shares of Eldorado Common Stock to Antelope shareholders in the merger. Following the merger, Antelope shareholders will own approximately 23.1% of all classes of the outstanding Eldorado common stock and 23.5% of the outstanding voting common stock of Eldorado. This information is based on the number of shares of Eldorado and Antelope common stock outstanding on October 30, 1998. This information does not take into account the exercise of outstanding stock options of Eldorado.


SHAREHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 21)


    The favorable vote of the holders of a majority of the shares of Antelope common stock is required to approve the merger. The shareholders of Eldorado have already voted in favor of the merger.

    As of the date of this Proxy Statement/Prospectus, directors and executive officers of Antelope owned approximately 30.7% of Antelope's common stock. All of Antelope's directors have agreed with Eldorado to vote their shares in favor of the merger.


BOARDS OF DIRECTORS OF THE SURVIVING COMPANY AND ELDORADO AFTER THE MERGER (SEE PAGES 23 AND 38)


    Following the merger, the Board of Directors of Antelope will consist of four of its current directors (Clyde G. Golding, Jack D. Seefus, William Walsh, IV and A.C. Warnack) plus Robert P. Keller, who is the President and Chief Executive Officer of Eldorado.


    The Board of Directors of Eldorado will not change as a result of the merger.



    See page 23 for further discussion of the Boards of Directors of each of Antelope and Eldorado following the merger.



INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 35)



    When considering the Antelope Board's recommendations that the Antelope shareholders vote in favor of the merger, you should be aware that a number of Antelope's officers have severance agreements and other arrangements that provide them with interests in the merger that are different from, or in addition to, yours.



    For a more detailed description of these benefits, see pages 35 to 38.



CONDITIONS TO THE MERGER (SEE PAGE 43)


    The completion of the merger depends upon meeting a number of conditions, including the following:

    -  obtaining the approval of the shareholders of Antelope;

    -  obtaining required regulatory approvals and consents; and

    - the receipt of opinions of Antelope's and Eldorado's legal counsel and accountants on certain tax and accounting matters.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 45)


    Either Antelope or Eldorado can terminate the Merger Agreement if any of the following occurs:

    -  we do not complete the merger by April 30, 1999,

    -  we are denied any required regulatory approval,

    - the other party materially breaches its representations or warranties under the Merger Agreement and does not cure such breach within 15 days, or

    - the other party fails to meet all of the required conditions to the closing of the merger.


    In addition, under certain circumstances involving a proposal by a third party for the acquisition of Antelope, either Eldorado or Antelope may terminate the Merger Agreement. For a more detailed description of the termination rights of the companies, see pages 45 to 46.



TERMINATION FEES AND EXPENSES (SEE PAGE 45)



    If the Merger Agreement is terminated under certain circumstances, Antelope must pay to Eldorado a termination fee of $500,000 plus Eldorado's expenses. For more details about when Antelope would have to pay the termination fee, see pages 45 to 46.



STOCK OPTION AGREEMENT (SEE PAGE 47)


    As a condition to the Merger Agreement, Eldorado and Antelope have entered into the Stock Option Agreement included with this Proxy Statement/Prospectus as Exhibit B. The Stock Option Agreement is intended to protect Eldorado's interests under the Merger Agreement if a third party attempts to acquire or obtain control of Antelope before the closing of the merger. The Stock Option Agreement may discourage other parties from making offers to acquire Antelope and may increase the likelihood that the merger with Eldorado will be completed.

    In certain situations, the Stock Option Agreement gives Eldorado an option to buy up to 152,700 shares of Antelope common stock at a purchase price of $43.25 per share. Such number of shares is equal to approximately 19.9% of the shares of Antelope common stock outstanding on the date of the Merger Agreement. Instead of exercising the option, Eldorado may require Antelope to repurchase the option at a formula price.

    The option is exercisable if certain circumstances arise creating the potential for a third party to acquire or obtain control of Antelope. As of the date of this Proxy Statement/Prospectus, to the best knowledge of Eldorado and Antelope, no such circumstances exist.


ACCOUNTING TREATMENT (SEE PAGE 40)


    We expect the merger to qualify as a "pooling of interests," which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. As a condition to the merger, both Eldorado and Antelope must receive letters from their respective accountants stating that in their opinion the merger will qualify for pooling of interests treatment.


OPINION OF FINANCIAL ADVISOR (SEE PAGE 28)


    In deciding to approve the merger, the Board of Directors of Antelope considered the opinion of their financial advisor, Carpenter & Company, as to the fairness of the exchange ratio to the shareholders of Antelope from a financial point of view. We have attached the opinion as Exhibit C and encourage you to read it in its entirety.


    Carpenter & Company has in the past provided services to Eldorado, but does not currently do so. In addition, affiliates of Carpenter & Company hold approximately 33,000 shares of Eldorado Common Stock. Neither Eldorado nor Antelope believes that the current investment of Carpenter & Company affiliates in Eldorado or Carpenter & Company's prior engagements with Eldorado affected Carpenter & Company's professional judgment in representing Antelope in the merger.



CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 38)


    We have structured the merger so that Antelope shareholders will not recognize any gain or loss for federal income tax purposes in the merger (except tax payable on cash received by Antelope shareholders instead of fractional shares).


RIGHT OF DISSENTING STOCKHOLDERS (SEE PAGE 40)


    Antelope shareholders will be entitled to dissenters' rights in connection with the merger if they comply with the requirements of Section 1300 et seq. of the California Corporations Code. A copy of the applicable sections is attached to this Proxy Statement/Prospectus as Exhibit D.


CERTAIN EFFECTS OF THE MERGER ON THE RIGHTS OF ANTELOPE SHAREHOLDERS (SEE PAGE
76)


    After the merger, Antelope shareholders will become shareholders of Eldorado, and Antelope will become a wholly owned subsidiary of Eldorado. Eldorado expects that, for the foreseeable future, Antelope will be operated separately from Eldorado's existing bank subsidiary. The merger will result in certain changes in the rights of Antelope shareholders because those rights will be governed by the Delaware General Corporation Law and Eldorado's Certificate of Incorporation and bylaws.


ELDORADO AND ANTELOPE MARKET PRICE INFORMATION (SEE PAGE 70)


    There is no active or established trading market for either Eldorado or Antelope common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

    We have each made forward-looking statements in this document (and in documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or future results of operations of Antelope and Eldorado, including anticipated benefits from the merger. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are often, but not always, making forward-looking statements. Antelope shareholders should note that many factors could affect the future financial results of Antelope and Eldorado and could cause such results to differ materially from those expressed in our forward-looking statements. Those factors include, but are not limited to the following:

    - adverse changes in the quality of the assets held by Eldorado and Antelope, which would result in credit risk-related losses and expenses;

    - a downturn in the economy of Southern California, where Eldorado and Antelope are located;

    - a devaluation of real estate in Southern California, which is used by many of Eldorado's and Antelope's borrowers as collateral for loans;

    - increased competition in California among banks and bank holding companies;

    - fluctuations in market rates and prices, which can negatively affect Eldorado's and Antelope's net interest margin, asset valuations and expense expectations; and

    - changes in the regulatory requirements of federal and state agencies applicable to bank holding companies and banks such as Eldorado, Antelope and Eldorado's bank subsidiary.

                        ELDORADO SELECTED FINANCIAL DATA


    You should read this selected financial data with Eldorado's amended Annual Report on Form 10-K/A for the year ended December 31, 1997 and its amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998, delivered with this Proxy Statement/Prospectus as Annexes III and IV, respectively. Unless otherwise indicated, all share, per share and financial information in this Proxy Statement/Prospectus reflects a one-for-two reverse stock split of the Eldorado Common Stock effective September 4, 1998. As we have described elsewhere in this Proxy Statement/Prospectus, due to Eldorado's three acquisitions between September 1995 and June 30, 1997, which were accounted for using the purchase method of accounting, Eldorado's historical operating results prior to June 30, 1997 are of limited relevance in evaluating its historical financial performance and predicting its future operating results.


    The selected historical financial data as of and for the five years ended December 31, 1997 are derived from Eldorado's consolidated financial statements, which have been audited by independent public accountants. The selected historical financial data as of and for the six months ended June 30, 1998 and June 30, 1997 have not been audited but, in the opinion of Eldorado's management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Eldorado as of such dates and for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future period.

                                         AS OF AND FOR
                                       SIX MONTHS ENDED
                                           JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------  -----------------------------------------------
                                        1998       1997       1997       1996      1995     1994     1993
                                     ----------  ---------  ---------  ---------  -------  -------  -------

                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)
SUMMARY OF CONSOLIDATED OPERATIONS
Net interest income before
  provision for possible loan and
  lease loss.......................  $   22,204  $  12,285  $  32,881  $  11,708  $ 2,817  $ 2,861  $ 2,994
Provision for possible loan and
  lease loss.......................       1,922        715      1,495        515      295      583    1,085
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Net interest income after provision
  for possible loan and lease
  loss.............................      20,282     11,570     31,386     11,193    2,522    2,278    1,909
Noninterest income.................      11,361      5,989     14,904      4,899      696      666      655
Noninterest expenses
  Amortization of goodwill and
    intangibles....................       1,739        705      2,514        268       --       --       --
  Carrying costs and losses on
    OREO...........................         408        241        382        288      531      222      182
  Provision for recourse
    obligations....................          --        905      2,021         --       --       --       --
  Other noninterest expense........      22,330     14,241     34,771     14,714    3,760    3,711    4,358
                                     ----------  ---------  ---------  ---------  -------  -------  -------
    Total noninterest expense......      24,477     16,092     39,688     15,270    4,291    3,933    4,540
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Income (loss) before income taxes
  and extraordinary item...........       7,166      1,467      6,602        822   (1,073)    (989)  (1,976)
Income tax benefit (provision).....      (3,743)      (912)    (3,612)     1,503      443       --       --
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Income (loss) before extraordinary
  item.............................       3,423        555      2,990      2,325     (630)    (989)  (1,976)
Extraordinary item(1)..............          --         --         --         --      625       --       --
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Net income (loss)..................       3,423        555      2,990      2,325       (5)    (989)  (1,976)
Preferred dividends................         636         85        731         --       --       --       --
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Net income (loss) available to
  common...........................  $    2,787  $     470  $   2,259  $   2,325  $    (5) $  (989) $(1,976)
                                     ----------  ---------  ---------  ---------  -------  -------  -------
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Per share data(2):
Weighted average shares outstanding
  Basic............................   9,173,698  5,449,466  7,406,062  2,650,386  134,099   26,864   26,864
  Diluted..........................  10,294,675  5,449,466  8,634,651  2,650,386  134,099   26,864   26,864
Basic:
Income (loss) before extraordinary
  item.............................  $      .30  $     .09  $     .31  $     .88  $ (4.70) $(36.82) $(73.56)
Extraordinary item.................          --         --         --         --     4.66       --       --
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Net income (loss) per share........  $      .30  $     .09  $     .31  $     .88  $  (.04) $(36.82) $(73.56)
Net income (loss) per share,
  excluding goodwill
  amortization(3)..................  $      .49  $     .22  $     .64  $     .98  $  (.04) $(36.82) $(73.56)
Diluted:
Income (loss) before extraordinary
  item.............................  $      .27  $     .09  $     .26  $     .88  $ (4.70) $(36.82) $(73.56)
Extraordinary item.................          --         --         --         --     4.66       --       --
                                     ----------  ---------  ---------  ---------  -------  -------  -------
Net income (loss) per share........  $      .27  $     .09  $     .26  $     .88  $  (.04) $(36.82) $(73.56)
Net income (loss) per share,
  excluding goodwill
  amortization(3)..................  $      .44  $     .22  $     .55  $     .98  $  (.04) $(36.82) $(73.56)

                                         AS OF AND FOR
                                       SIX MONTHS ENDED
                                           JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------  -----------------------------------------------
                                        1998       1997       1997       1996      1995     1994     1993
                                     ----------  ---------  ---------  ---------  -------  -------  -------

                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)
CONSOLIDATED FINANCIAL POSITION
Total assets.......................  $1,023,310  $ 909,760  $ 902,355  $ 437,060  $55,905  $57,686  $61,916
Loans and leases, net..............     688,477    554,054    605,883    320,958   38,338   45,492   48,179
Goodwill and other intangibles.....      65,078     67,802     66,769     10,736       --       --       --
Deposits...........................     876,602    758,400    765,203    383,031   51,431   55,876   59,651
Long-term debt.....................      27,657     28,194     27,657        537      537    1,894    1,894
Common shareholders' equity........      86,032     84,560     83,077     40,772    3,541     (948)      41
Shareholders' equity (deficit).....      97,691     96,219     94,736     40,772    3,541     (948)      41

Average assets.....................     942,663    499,180    706,327    241,866   56,995   61,312   66,515
Average earning assets.............     761,201    430,454    571,091    198,720   50,329   53,873   58,632
Average common equity..............      84,008     46,852     65,539     20,698      (81)    (572)     981

Per share data(2):
Common shares outstanding..........   9,173,698  9,173,698  9,173,698  4,848,715  447,734   26,864   26,864

Diluted common shares
  outstanding......................  10,294,674  9,173,698  9,652,238  4,848,715  447,734   26,864   26,864
Book value per share...............  $     9.38  $    9.22  $    9.06  $    8.41  $  7.91  $(35.39) $  1.53
Diluted book value per share.......        8.36       9.22       8.61       8.41     7.91   (35.39)    1.53
Tangible book value per share......        2.28       1.83       1.78       6.19     7.91   (35.39)    1.53
Diluted tangible book value per
  share............................        2.04       1.83       1.69       6.19     7.91   (35.39)    1.53

SELECTED PERFORMANCE RATIOS(4)
Return on average assets...........         .73%       .22%       .42%       .96%    (.01)%   (1.61)%   (2.97)%
Return on average assets, excluding
  goodwill amortization(3).........        1.10        .51        .78       1.07     (.01)   (1.61)   (2.97)
Return on average common equity....        6.69       2.02       3.45      11.23       nm(5)      nm(6) (201.43)
Return on average common equity,
  excluding goodwill
  amortization(3)..................       10.86       5.06       7.28      12.53       nm(5)      nm(6) (201.43)
Net yield on interest earning
  assets...........................        5.88       5.76       5.76       5.89     5.60     5.31     5.10
Noninterest income to average
  assets...........................        4.75       4.96       4.66       4.84     4.94     4.67     4.50
Efficiency ratio(6)................       67.74      79.25      72.77      88.60   107.03   105.22   119.43

SELECTED ASSET QUALITY RATIOS(7)
Nonperforming assets to total
  portfolio loans and leases and
  OREO.............................        2.82%      3.75%      3.95%      4.73%    7.50%    7.93%    7.60%
Nonperforming assets to total
  assets...........................        1.42       2.08       2.30       2.89     5.42     6.55     6.20
Allowance for loan and lease losses
  to portfolio loans and leases....        1.53       1.85       1.80       1.96     1.64     1.77     1.68
Allowance for loan and lease losses
  to nonperforming loans and
  leases...........................       60.24      57.52      52.18      57.31    39.44    32.95    34.41
Net charge-offs to average
  portfolio loans and leases.......        1.36        .48        .29        .26     1.13     1.25     2.10

SELECTED CAPITAL RATIOS
Tier 1 Leverage Ratio..............        6.61%      6.66%      6.59%      6.98%    6.25%      nm%(5)    0.07%
Tier 1 Risk-Weighted Ratio.........        8.88       9.53       8.85       9.22     8.67       nm(5)    0.08
Total Risk-Weighted Ratio..........       10.03      10.87      10.18      10.64    11.24       nm(5)    0.20
Average common equity to average
  assets...........................        8.91       9.39       9.28       8.56       nm(5)      nm(5)    1.47

------------------------
(1) Forgiveness of indebtedness net of $443,000 income tax benefit.
(2) Share and per share amounts have been retroactively restated to reflect (i) a one-for-two reverse split of the Eldorado Common Stock effective September 4, 1998 and (ii) changes in the presentation of earnings per share as set forth in the notes to Eldorado's consolidated financial statements set forth in Annexes III and IV.
(3) Excludes the amortization of goodwill and other intangibles. Although such presentation is not defined by Generally Accepted Accounting Principles ("GAAP"), management believes it to be beneficial to gaining an understanding of Eldorado's financial performance in comparison to its peer group.
(4) The average ratios are annualized for the six months ended June 30, 1998 and June 30, 1997, respectively.
(5) Not meaningful as the average common equity for 1995 and 1994 and shareholders' equity for 1994 were negative.

(6) As used in this Proxy Statement/Prospectus, the term efficiency ratio means noninterest expense -- excluding goodwill amortization of goodwill and other intangibles, losses and carrying costs of Other Real Estate Owned ("OREO") and provision for recourse obligations -- as a percentage of total revenue less interest expense. This definition of efficiency ratio may not be comparable to that used by our peer group.

(7) Selected Asset Quality Ratios and Selected Capital Ratios are end of period ratios, except for net charge-offs to average portfolio loans and leases, average equity to average assets and the leverage ratio. The average ratios are based on daily averages for the indicated periods and are annualized where appropriate. The leverage ratio is based on the average daily balances for the three-month period ended as of the indicated date. Portfolio loans and leases are exclusive of residential mortgage loans held for sale.

                        ANTELOPE SELECTED FINANCIAL DATA

    You should read this selected financial data with Antelope's amended Annual Report on Form 10-KSB/A for the year ended December 31, 1997 and its amended Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1998, delivered with this Proxy Statement/Prospectus as Annexes I and II, respectively. The selected historical financial data as of and for the five years ended December 31, 1997 are derived from Antelope's consolidated financial statements, which have been audited by independent public accountants. The selected historical financial data as of and for the six months ended June 30, 1998 and June 30, 1997 have not been audited but, in the opinion of Antelope's management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Antelope as of such dates and for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future period.

                                                      AS OF AND FOR THE
                                                          SIX MONTHS                           AS OF AND FOR
                                                        ENDED JUNE 30,                  THE YEAR ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                                                       1998       1997       1997       1996       1995       1994       1993
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
SUMMARY OF CONSOLIDATED OPERATIONS
---------------------------------------------------
Net interest income before possible loan and lease
  loss.............................................  $   5,343  $   4,710  $   9,883  $   8,066  $   8,152  $   7,818  $   7,559
Provision for possible loan and lease loss.........        540        450      1,054        700      1,040        860        880
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after provision for possible
  loan and lease loss..............................      4,803      4,260      8,829      7,366      7,112      6,958      6,679

Noninterest income.................................      2,082      2,069      4,225      4,517      4,109      3,620      3,463

Noninterest expense
  Amortization of goodwill.........................        223        145        367         --         --         --         --
  Other noninterest expense........................      5,520      4,994     10,345      8,659      8,851      8,502      8,286
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total noninterest expense......................      5,743      5,139     10,712      8,659      8,851      8,502      8,286
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income before income tax...........................      1,142      1,190      2,342      3,224      2,370      2,076      1,856
Income tax provision...............................        281        366        422      1,130        720        607        526
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.........................................  $     861  $     824  $   1,920  $   2,094  $   1,650  $   1,469  $   1,330
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

Net income available to common.....................  $     861  $     824  $   1,920  $   2,094  $   1,650  $   1,469  $   1,330
Per share data:
---------------------------------------------------
Weighted Average shares outstanding
  Basic............................................    767,342    767,342    767,342    767,342    767,342    767,342    767,342
  Diluted..........................................    767,342    767,342    767,342    767,342    767,342    767,342    767,342

Basic:
Net income per share...............................  $    1.12  $    1.07  $    2.50  $    2.73  $    2.15  $    1.91  $    1.73
Net income per share, excluding goodwill
  amortization (1).................................  $    1.41  $    1.26  $    2.98  $    2.73  $    2.15  $    1.91  $    1.73

Diluted:
Net income per share...............................  $    1.12  $    1.07  $    2.50  $    2.73  $    2.15  $    1.91  $    1.73
Net income per share, excluding goodwill
  amortization (1).................................  $    1.41  $    1.26  $    2.98  $    2.73  $    2.15  $    1.91  $    1.73

                                                      AS OF AND FOR THE
                                                          SIX MONTHS                           AS OF AND FOR
                                                        ENDED JUNE 30,                  THE YEAR ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                                                       1998       1997       1997       1996       1995       1994       1993
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

CONSOLIDATED FINANCIAL POSITION
---------------------------------------------------
Total assets.......................................  $ 200,916  $ 182,659  $ 189,659  $ 147,210  $ 131,160  $ 130,288  $ 124,551
Loans and leases, net..............................    118,822    108,684    116,127     93,734     85,386     85,774     73,730
Intangibles........................................      3,874      4,219      4,134         --         --         --         --
Deposits...........................................    178,125    162,604    167,867    127,630    113,707    115,198    110,819
Common shareholders' equity........................     20,614     18,205     19,680     17,723     15,899     13,765     12,483
Total shareholders' equity.........................     20,614     18,205     19,680     17,723     15,899     13,765     12,483

Average assets.....................................    193,423    173,097    180,278    139,176    130,905    127,323    126,152
Average earning assets.............................    168,086    150,638    155,171    121,919    115,402    112,087    111,095
Average common equity..............................     20,169     17,897     18,351     16,884     14,696     13,118     11,860

Per share data:
Common shares outstanding..........................    767,342    767,342    767,342    767,342    767,342    767,342    767,342
Diluted common shares outstanding..................    767,342    767,342    767,342    767,342    767,342    767,342    767,342

Book value per share...............................  $   26.86  $   23.73  $   25.65  $   23.10  $   20.72  $   17.94  $   16.27
Fully diluted book value per share.................      26.86      23.73      25.65      23.10      20.72      17.94      16.27
Tangible book value per share......................      21.82      18.23      20.26      23.10      20.72      17.94      16.27
Fully diluted book value per share.................      21.82      18.23      20.26      23.10      20.72      17.94      16.27

SELECTED PERFORMANCE RATIOS (2)
---------------------------------------------------
Return on average assets...........................        .89%       .95%      1.07%      1.50%      1.26%      1.15%      1.05%
Return on average assets excluding
  goodwill amortization (1)........................       1.13       1.13       1.27       1.50       1.26       1.15       1.05
Return on average common equity....................       8.54       9.21      10.46      12.40      11.23      11.20      11.21
Return on average common equity excluding goodwill
  amortization.....................................      10.75      10.83      12.46      12.40      11.23      11.20      11.21

Net interest margin................................       6.41       6.31       6.37       6.62       7.06       6.97       6.80
Efficiency ratio (3)...............................      74.34      73.67      73.33      68.82      72.19      74.33      75.18
Net interest income to average assets..............       5.52       5.44       5.48       5.80       6.23       6.14       5.99

SELECTED ASSET QUALITY RATIOS (4)
---------------------------------------------------
Nonperforming assets to total portfolio loans and
  leases and OREO..................................       1.08%      2.15%      1.11%      3.48%      3.13%      4.28%      2.81%
Nonperforming assets to total assets...............        .64       1.30        .73       2.43       2.24       3.06       1.78
Allowance for loan and lease losses to portfolio
  loans and leases.................................       1.31       1.12       1.21       1.35       1.54       1.14       1.20
Net charge-offs to average portfolio loans and
  leases...........................................        .82       1.18        .84        .84        .77        .96       1.25

SELECTED CAPITAL RATIOS (4)
---------------------------------------------------
Leverage ratio.....................................       8.55%      8.00%      8.34%     12.22%     12.12%     10.67%     10.02%
Tier I capital to risk weighted assets.............      11.80      11.13      11.42      16.16      16.40      14.00      14.70
Total capital to risk weighted assets..............      12.93      12.09      12.55      17.41      17.87      15.06      15.79
Average common equity to average assets............      10.43      10.34      10.18      12.13      11.23      10.30       9.40

------------------------
(1) Excludes the amortization of goodwill and other intangibles. Although such presentation is not defined by GAAP, management believes it to be beneficial to gaining an understanding of Antelope's financial performance in comparison to its peer group.
(2) The average ratios are annualized for the six months ended June 30, 1998 and June 30, 1997, respectively.
(3) As used in this Proxy Statement/Prospectus, the term efficiency ratio means noninterest expense -- excluding goodwill amortization of goodwill and other intangibles, losses and carrying costs of OREO and provision for recourse obligations -- as a percentage of total revenue less interest expense. This definition of efficiency ratio may not be comparable to that used by our peer group.
(4) Selected Asset Quality Ratios and Selected Capital Ratios are end of period ratios, except for net charge-offs to average portfolio loans and leases, average equity to average assets and the leverage ratio. The average ratios are based on daily averages for the indicated periods and are annualized where appropriate. The leverage ratio is based on the average daily balances for the three-month period ended as of the indicated date. Portfolio loans and leases are exclusive of residential mortgage loans held for sale.

              UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL DATA


    The following table is a summary of certain unaudited combined financial information from the section of this Proxy Statement/Prospectus entitled "Unaudited Pro Forma Combined Condensed Financial Information." The combined financial information of Eldorado and Antelope gives effect to the merger as a pooling of interests, as if such transaction had been completed as of the beginning of each of the periods presented in the case of Summary of Consolidated Operations and other data, and on the balance sheet date in the case of Consolidated Financial Position. You should read the following summary with the "Unaudited Pro Forma Combined Condensed Financial Information" and the related notes thereto and the financial information of Eldorado and Antelope presented in Annexes I through V delivered with this Proxy Statement/Prospectus. The Unaudited Pro Forma Combined Summary Financial Data is presented for illustrative purposes only. This information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor is such data necessarily indicative of Eldorado's future operating results or financial condition.


                                                          AS OF AND FOR THE
                                                          SIX MONTHS ENDED              AS OF AND FOR
                                                              JUNE 30,           THE YEAR ENDED DECEMBER 31,
                                                        ---------------------  --------------------------------
                                                           1998       1997        1997       1996       1995
                                                        ----------  ---------  ----------  ---------  ---------

                                                        (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS AND
                                                                                RATIOS)
SUMMARY OF CONSOLIDATED OPERATIONS
Net interest income before possible loan and lease
  loss................................................  $   27,547  $  16,995  $   42,764  $  19,774  $  10,969
Provision for possible loan and lease loss............       2,462      1,165       2,549      1,215      1,335
                                                        ----------  ---------  ----------  ---------  ---------
Net interest income after provision for possible loan
  and lease loss......................................      25,085     15,830      40,215     18,559      9,634
                                                        ----------  ---------  ----------  ---------  ---------

Noninterest income....................................      13,443      8,058      19,129      9,416      4,805

Noninterest expenses
  Amortization of goodwill............................       1,962        850       2,881        268         --
  Provision for recourse obligation...................          --        905       2,021         --         --
  Other noninterest expense...........................      28,258     19,476      45,498     23,661     13,142
                                                        ----------  ---------  ----------  ---------  ---------
      Total noninterest expense.......................      30,220     21,231      50,400     23,929     13,142
                                                        ----------  ---------  ----------  ---------  ---------
Income before income tax and extraordinary item.......       8,308      2,657       8,944      4,046      1,297
Income tax benefit (provision)........................      (4,024)    (1,278)     (4,034)       373       (277)
                                                        ----------  ---------  ----------  ---------  ---------
Income before extraordinary item......................       4,284      1,379       4,910      4,419      1,020
Extraordinary item (1)................................          --         --          --         --        625
                                                        ----------  ---------  ----------  ---------  ---------
Net income............................................       4,284      1,379       4,910      4,419      1,645
Preferred dividend....................................         636         85         731         --         --
                                                        ----------  ---------  ----------  ---------  ---------
Net income available to common........................  $    3,648  $   1,294  $    4,179  $   4,419  $   1,645
                                                        ----------  ---------  ----------  ---------  ---------
                                                        ----------  ---------  ----------  ---------  ---------

Per share data (2):
Weighted Average shares outstanding
  Basic...............................................  11,955,313  8,231,081  10,187,677  5,432,001  2,915,714
  Diluted.............................................  13,076,290  8,231,081  11,416,266  5,432,001  2,915,714

Basic:
Net income before extraordinary item..................  $      .31  $     .16  $      .41  $     .81  $     .35
Extraordinary item....................................          --         --          --         --        .21
                                                        ----------  ---------  ----------  ---------  ---------
Net income per share..................................  $      .31  $     .16  $      .41  $     .81  $     .56
Net income per share, excluding goodwill amortization
  (3).................................................  $      .47  $     .26  $      .69  $     .86  $     .56

Diluted:
Net income before extraordinary item..................  $      .28  $     .16  $      .37  $     .81  $     .35
Extraordinary item....................................          --         --          --         --        .21
                                                        ----------  ---------  ----------  ---------  ---------
Net income per share..................................  $      .28  $     .16  $      .37  $     .81  $     .56

Net income per share, excluding goodwill amortization
  (3).................................................  $      .43  $     .26  $      .62  $     .86  $     .56

                                                                AS OF AND FOR THE
                                                                SIX MONTHS ENDED              AS OF AND FOR
                                                                    JUNE 30,           THE YEAR ENDED DECEMBER 31,
                                                              ---------------------  --------------------------------
                                                                 1998       1997        1997       1996       1995
                                                              ----------  ---------  ----------  ---------  ---------

                                                              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS AND
                                                                                      RATIOS)
CONSOLIDATED FINANCIAL POSITION
Total assets................................................  $1,224,226  $1,092,420 $1,092,014  $ 584,270  $ 187,065
Loans and leases, net.......................................     807,299    662,738     722,010    414,692    123,724
Goodwill and other intangibles..............................      68,952     72,021      70,903     10,736         --
Deposits....................................................   1,054,727    921,004     933,070    510,661    165,138
Long-term debt..............................................      27,657     28,194      27,657        537        537
Common shareholders' equity.................................     105,142    102,766     101,253     58,495     19,440
Total shareholders' equity (deficit)........................     116,801    114,425     112,912     58,495     19,440

Average assets..............................................   1,136,086    672,277     886,605    381,042    187,900
Average earning assets......................................     929,287    581,092     726,262    320,639    165,731
Average common equity.......................................     104,177     64,749      83,890     37,582     14,615

Per share data (2):
Common shares outstanding...................................  11,955,313  11,955,313 11,955,313  7,630,330  3,229,349
Diluted common shares outstanding...........................  13,076,289  11,955,313 12,433,853  7,630,330  3,229,349

Book value per share........................................  $     8.79  $    8.60  $     8.47  $    7.67  $    6.02
Fully diluted book value per share..........................        8.04       8.60        8.14       7.67       6.02
Tangible book value per share...............................        3.03       2.57        2.54       6.26       6.02
Fully diluted book value per share..........................        2.77       2.57        2.44       6.26       6.02

SELECTED PERFORMANCE RATIOS (4)
Return on average assets....................................         .76%       .41%        .55%      1.16%       .88%
Return on average assets, excluding goodwill amortization
  (3).......................................................        1.11        .67         .88       1.23        .88

Return on average common equity.............................        7.06       4.03        4.98      11.76      11.26
Return on average common equity,
  excluding goodwill amortization (3).......................       10.86       6.67        8.42      12.47      11.26

Net yield on interest earning assets........................        5.98       5.90        5.89       6.17       6.62
Net interest income to average assets.......................        4.89       5.10        4.82       5.19       5.84
Efficiency ratio (5)........................................       68.96      77.75       73.51      81.06      83.31

SELECTED ASSET QUALITY RATIOS (6)
Nonperforming assets to total portfolio loans and leases and
  OREO......................................................        2.49%      3.52%       3.40%      4.38%      4.45%
Nonperforming assets to total assets........................        1.29       1.98        2.03       2.77       3.19
Allowance for loan and lease losses to portfolio loans and
  leases....................................................        1.49       1.71        1.69       1.79       1.57
Allowance for loan and lease losses
  to nonperforming loans and leases.........................
Net charge-offs to average portfolio loans and leases.......        1.26        .66         .39        .48        .89

SELECTED CAPITAL RATIOS (6)
Tier 1 Leverage Ratio.......................................        6.95%      6.90%       6.91%      8.30%     10.35%
Tier 1 Risk-Weighted Ratio..................................        9.38       9.82        9.30      10.97      14.11
Total Risk-Weighted Ratio...................................       10.53      11.09       10.60      12.35      15.91
Average common equity to average assets.....................        9.17       9.63        9.46       9.86       7.78


------------------------------

(1) Forgiveness of indebtedness net of $443,000 income tax benefit.

(2) Share and per share amounts have been retroactively restated to reflect (i) a one-for-two reverse split of the Eldorado common stock effective September 4, 1998 and (ii) changes in the presentation of earnings per share as set forth in the notes to the Eldorado's consolidated financial statements set forth in Annexes III and IV.

(3) Excludes the amortization of goodwill and other intangibles. Although such presentation is not defined by GAAP, management believes it to be beneficial to gaining an understanding of Eldorado's financial performance in comparison to its peer group.

(4) The average ratios are annualized for the six months ended June 30, 1998 and June 30, 1997, respectively.

(5) As used in this Proxy Statement/Prospectus, the term efficiency ratio means noninterest expense -- excluding amortization of goodwill and other intangibles, losses and carrying costs of OREO and provision for recourse obligations -- as a percentage of total revenue. Our definition of efficiency ratio may not be comparable to that used by our peer group.

(6) Selected Asset Quality Ratios and Selected Capital Ratios are end of period ratios, except for net charge-offs to average portfolio loans and leases, average equity to average assets and the leverage ratio. The average ratios are based on daily averages for the indicated periods and are annualized where appropriate. The leverage ratio is based on the average daily balances for the three-month period ended as of the indicated date. Portfolio loans and leases are exclusive of residential mortgage loans held for sale.

                           COMPARATIVE PER SHARE DATA


    The following table shows unaudited comparative per share data for Eldorado and Antelope, using the pooling of interests method of accounting. The information should be read in conjunction with the consolidated historical financial statements and notes thereto of Eldorado and Antelope which are incorporated by reference in the Proxy Statement/Prospectus and delivered herewith as Annexes I through IV, and the unaudited pro forma condensed financial information, including notes thereto, which appear elsewhere in this Proxy Statement/Prospectus. Eldorado has never paid cash dividends on its common stock. Antelope has not paid cash dividends on its common stock since 1994. Neither Eldorado nor Antelope has a present intention to pay cash dividends in the future. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations which would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma data is presented. See "Unaudited Pro Forma Combined Condensed Financial Information."



                                                                                           YEAR ENDED DECEMBER 31,
                                                                          JUNE 30,    ----------------------------------
                                                                            1998          1997        1996       1995
                                                                        ------------  ------------  ---------  ---------
PER SHARE OF ELDORADO COMMON STOCK:
Income from continuing operations:
  Historical:
    Basic net income per share........................................         $ .30         $ .31  $     .88  $    (.04)
    Basic net income, excluding goodwill amortization(1)..............           .49           .64        .98       (.04)
    Diluted net income per share......................................           .27           .26        .88       (.04)
    Diluted net income, excluding goodwill amortization(1)............           .44           .55        .98       (.04)
  Pro forma:
    Basic net income per share........................................           .31           .41        .81        .56
    Basic net income, excluding goodwill amortization(1)..............           .47           .69        .86        .56
    Diluted net income per share......................................           .28           .37        .81        .56
    Diluted net income, excluding goodwill amortization(1)............           .43           .62        .86        .56
Book Value (as of period end):
  Historical..........................................................          9.38          9.06
  Pro forma...........................................................          8.79          8.47
Shares used for book value calculation:
  Historical (basic)..................................................     9,173,698     9,173,698
  Historical (diluted)................................................    10,294,675     9,652,238
  Pro forma (basic)...................................................    11,955,313    11,955,313
  Pro forma (diluted).................................................    13,076,290    12,433,853

PER SHARE OF ANTELOPE COMMON STOCK(2):
Income (loss) from continuing operations:
  Historical:
    Basic net income per share........................................        $ 1.12        $ 2.50  $    2.73  $    2.15
    Basic net income, excluding goodwill amortization(1)..............          1.41          2.98       2.73       2.15
    Diluted net income per share......................................          1.12          2.50       2.73       2.15
    Diluted net income, excluding goodwill amortization(1)............          1.41          2.98       2.73       2.15
  Equivalent pro forma:
    Basic net income per share........................................          1.11          1.49       2.95       2.05
    Basic net income, excluding goodwill amortization(1)..............          1.70          2.51       3.13       2.05
    Diluted net income per share......................................          1.02          1.33       2.95       2.05
    Diluted net income, excluding goodwill amortization(1)............          1.56          2.24       3.13       2.05
Book value (as of period end):
  Historical..........................................................         26.86         25.65
  Equivalent pro forma................................................         31.86         30.70


--------------------------

(1) Excludes the amortization of goodwill and other intangibles. Although such presentation is not defined by GAAP, management believes it to be beneficial to gaining an understanding of Elodrado's and Antelope's financial performance in comparison to its peer group.

(2) The equivalent pro forma per share amounts reflected above for Antelope are determined by multiplying the corresponding pro forma amounts per share of Eldorado Common Stock, by the exchange ratio of 3.625 shares of Eldorado Common Stock in exchange for each share of Antelope Common Stock.

                                  RISK FACTORS


    THE FOLLOWING RISKS SHOULD BE CONSIDERED BY THE ANTELOPE SHAREHOLDERS IN DECIDING WHETHER TO APPROVE AND ADOPT THE MERGER AGREEMENT. IN ADDITION, WE STRONGLY URGE YOU TO CONSIDER THE RISK FACTORS SET FORTH ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS (INCLUDING IN THE SUMMARY UNDER THE CAPTION "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS") AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN AND DELIVERED WITH THIS PROXY STATEMENT/PROSPECTUS. IN PARTICULAR, ANTELOPE SHAREHOLDERS SHOULD ALSO CONSIDER THE RISK FACTORS SET FORTH IN ELDORADO'S ANNUAL REPORT ON FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1997, WHICH HAS BEEN BOTH INCORPORATED BY REFERENCE IN AND DELIVERED WITH THIS PROXY STATEMENT/PROSPECTUS AS ANNEX III.


RISKS RELATING TO THE MERGER

    The merger involves the integration of two companies that have previously operated independently. We cannot assure you that Eldorado will be able to integrate the operations of Antelope without encountering difficulties. Such difficulties could include interruptions and dislocations associated with the integration of different business strategies and disparate business backgrounds and operating cultures of the two companies. In addition, after the merger, the combined resources of the two companies may not be adequate to handle the needs of the combined companies. We can provide no assurance whether and to what extent the merger will achieve the benefits described elsewhere in this Proxy Statement/Prospectus.

CONDITIONS TO THE CLOSING OF THE MERGER


    In addition to the approval of Antelope's shareholders, as well as certain other events, the closing of the merger is conditioned on the following events:



- The receipt of certain regulatory approvals from the Federal Reserve Board, FDIC and California Department of Financial Institutions.



- The receipt of a letter from Eldorado's accountant, PricewaterhouseCoopers LLP, and a letter from Antelope's accountant, Grant Thornton LLP, that the merger qualifies for pooling of interests accounting treatment.


    Even if the shareholders of Antelope approve the merger, we can provide no assurance that any of the other conditions to the merger will occur or that the merger will close.

ILLIQUIDITY OF ELDORADO COMMON STOCK

    No active market currently exists for Eldorado Common Stock, and it is uncertain whether an active trading market will arise following the merger. In the Merger Agreement, Eldorado has agreed to use all commercially reasonable efforts after the merger is completed to have the Eldorado Common Stock issued to you quoted on Nasdaq. We can provide no assurance, however, that such shares will be approved for quotation on Nasdaq and you should be aware that such approval is not a condition to the closing of the merger.


    In August 1998, Eldorado filed a registration statement with the Securities and Exchange Commission (the "SEC") concerning a proposed public offering of additional shares of Eldorado Common Stock. As a result of the volatility in the stock market during the past several months, the Eldorado Board has decided to postpone indefinitely the completion of the offering. We cannot assure you that Eldorado ultimately will complete the offering.


    A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Eldorado Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither Eldorado nor any market maker has any control. Although Eldorado will have over 800 shareholders of record following the merger, over 75% of Eldorado common stock will be held by less than 20 shareholders.

VOLATILITY OF STOCK PRICE

    The market price of the Eldorado Common Stock may be subject to significant fluctuations in response to numerous factors, including:

- variations in the annual or quarterly financial results of Eldorado or its competitors,

- changes by financial research analysts in their estimates of the earnings of Eldorado or its competitors or the failure of Eldorado or its competitors to meet such estimates,

- conditions in the economy, in general, or the banking industry, in particular, or

- unfavorable publicity regarding Eldorado or the industry.

    In addition, the stock market has, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities. Those swings in stock prices in many cases have been unrelated to the operating performance of those companies. Any such fluctuations following the merger may adversely affect the prevailing market price of Eldorado Common Stock.

DILUTION

    Upon completion of the merger, Eldorado will have outstanding stock options and warrants for the purchase of an aggregate of 2,725,517 shares of Eldorado Common Stock at a weighted average exercise price of $9.84 per share. Such stock options or warrants will, if exercised, result in dilution to Eldorado's shareholders. Moreover, in the event that Eldorado issues additional shares of its common stock in the future, including shares that may be issued in connection with its proposed public offering or potential future acquisitions, then-existing shareholders of Eldorado may experience further dilution in the tangible book value and/or earnings per share of its common stock.

EFFECT OF RECENT ACQUISITIONS BY ELDORADO

    Since September 1995, Eldorado's operations have changed substantially. During the past three years, Eldorado has acquired three banks with a total of approximately $779 million in assets. Those acquisitions, including the acquisition of Eldorado Bancorp in June 1997, resulted in a fourteenfold increase of Eldorado's assets. The acquisition of Eldorado Bancorp in and of itself nearly doubled Eldorado's assets.


    Eldorado used the purchase method of accounting for each of its previous acquisitions, and therefore, the operating results of each acquired company are included in Eldorado's financial statements only from the date of its acquisition. Because of Eldorado's recent acquisitions and its use of the purchase method of accounting, its historical operating results before June 30, 1997 are of limited relevance in evaluating its historical financial performance and predicting its future operating results.


RISKS RELATED TO ELDORADO GROWTH STRATEGY

    An important element of Eldorado's business strategy continues to involve active and substantial efforts to acquire or combine with other financial institutions that would complement Eldorado's existing businesses. We can provide no assurance, however, that Eldorado will be able to identify additional suitable acquisition targets or consummate any such acquisitions.

    If Eldorado is able to identify and consummate future acquisitions, its ability to manage such future growth will depend primarily upon its ability to

- monitor operations,

- control costs,

- maintain positive customer relations,

- maintain regulatory compliance, and

- attract, assimilate and retain additional qualified personnel.

    Any failure by Eldorado to achieve those objectives in an efficient and timely manner may cause interruptions and dislocations in its business. Such problems may have a negative effect on Eldorado's existing operations, as well as its ability to retain the customers of the acquired businesses, operate any such businesses profitably or otherwise implement its growth strategy.

    In addition to affecting Eldorado's immediate financial performance, any such interruption or dislocation may cause Eldorado's federal and state banking regulators to require Eldorado to delay or forgo future acquisitions until such issues have been addressed to the satisfaction of those regulators.

    Also, the presence of any liabilities of an acquired company that are unknown to Eldorado at the time of acquisition may adversely affect Eldorado.

    In sum, any failure to manage its acquisition strategy effectively would have an adverse effect on Eldorado.

ELDORADO PRODUCT CONCENTRATION

    Eldorado makes a significant percentage of its loans and derives a significant percentage of its revenue under the loan programs of the U.S. Small Business Administration (the "SBA"). Eldorado's revenue from SBA loan programs constituted 15.9% of its total revenue for the six months ended June 30, 1998. In recent years, Congress has considered proposals to reduce substantially the scope of various SBA programs, the level of funding for the SBA and the attractiveness of the programs that the SBA may offer to both borrowers and lenders. If Congress enacts any such type of proposal, Eldorado could be adversely affected.

ELDORADO HAS NO PRESENT INTENTION TO PAY DIVIDENDS


    Eldorado has never paid cash dividends on its common stock and does not plan on paying a cash dividend in the foreseeable future. Eldorado's ability to declare such a dividend will depend upon, among other things, future earnings, its operating and financial condition, its capital requirements, general business conditions and receipt of necessary regulatory approvals, if then required.


RELIANCE BY ELDORADO ON CERTAIN FUNDING SOURCES

    Eldorado funds loans and leases primarily through the deposits and various lines of credit of its customers. For the six months ended June 30, 1998, 15.0% of Eldorado's average deposits consisted of the relatively volatile deposits of title or escrow companies. For the same period, one company controlled title and escrow deposits that represented 11.7% of Eldorado's total average deposits. We consider such deposits to be volatile because the deposit amounts increase and decrease significantly throughout the course of any given period. In addition, only a limited number of deposit customers control such deposits, so the decision by any one depositor to withdraw funds could have a significant immediate effect on Eldorado's total deposits at any given time. Title and escrow deposits tend to increase significantly at the end of a month, when real estate closings tend to occur. Such deposits are also subject to seasonal fluctuations, tending to decrease during those seasons when the volume of residential real estate transactions is lower.


    As a consequence of such potential volatility, Eldorado uses title and escrow deposits solely to fund short-term assets, primarily consisting of residential mortgages held for sale, which are generally sold within 30 days after such mortgage loans are funded. We believe that Eldorado has adequate alternative funding sources, such as lines of credit and, to a much lesser extent, FHLB borrowings, to offset any significant decrease in or the elimination of title and escrow deposits. We can provide no assurance, however, that any alternative funding source will be available at a reasonable cost if and when needed. Eldorado would be adversely effected if it is unable to obtain any necessary replacement funding on reasonable terms.


CONTROL OF ELDORADO BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS


    Dartmouth Capital Group, L.P. ("DCG"), Eldorado's single largest shareholder, will beneficially own approximately 25.4% of the shares of Eldorado voting common stock outstanding following the merger. Upon completion of the merger, Eldorado's directors, executive officers and principal shareholders (including DCG), together with their affiliates, will beneficially own approximately 67.2% of the shares of Eldorado voting common stock then outstanding. As a result, if such shareholders take a common position, they could control the outcome of corporate actions requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as a merger or sale of all or substantially all of Eldorado's assets. We can provide no assurance that the investment objectives of such shareholders will be the same as yours or as those of Eldorado's other shareholders.

                              RECENT DEVELOPMENTS



    RECENT STATEMENTS OF FINANCIAL CONDITION AND OPERATIONS. Pages 19 and 20 set forth certain financial information concerning the financial condition as of September 30, 1998 and results of operations for the nine months ended September 30, 1998 of Eldorado and Antelope, respectively. Such financial information has not been audited but, as concerns their respective financial data, in the opinion of Eldorado's and Antelope's management, contains all of the adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Eldorado and Antelope as of such date and for such period.



    You should read this financial information together with Annexes I through V delivered with this Proxy Statement/Prospectus, which contain the most recent annual and quarterly reports of Eldorado and Antelope, as well as financial information concerning Eldorado Bancorp prior to its acquisition by Eldorado. As we have described elsewhere in this Proxy Statement/Prospectus, due to Eldorado's acquisition in June 1997 of Eldorado Bancorp, which was accounted for using the purchase method of accounting, Eldorado's historical financial data as of and for the nine months ended September 30, 1997 are of limited relevance in evaluating its historical financial performance or predicting its future operating results.



    The results of operations for the nine months ended September 30, 1998 presented herein are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future period.



    RECENT EVENTS CONCERNING ELDORADO. In August 1998, Eldorado filed a registration statement with the SEC concerning a proposed public offering of additional shares of Eldorado Common Stock. As a result of the volatility in the stock market during the past several months, the Eldorado Board has postponed indefinitely the completion of the offering. We can provide no assurance that the offering ultimately will be completed. See "Risk Factors -- Illiquidity of Eldorado Common Stock" and "-- Dilution."



    On August 28, 1998, Eldorado amended its charter to change its name from Commerce Security Bancorp, Inc. to Eldorado Bancshares, Inc. and to provide for a one-for-two reverse stock split of its common stock effective September 4, 1998.

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                    SEPTEMBER 30, 1998 AND DECEMBER 30, 1997



                                                                 ELDORADO                      ANTELOPE
                                                       ----------------------------  ----------------------------
                                                       SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,
                                                           1998           1997           1998           1997
                                                       -------------  -------------  -------------  -------------
                                                                             (IN THOUSANDS)
ASSETS

Cash and due from banks..............................   $   205,191    $    81,030    $    17,465    $    18,447
Federal funds sold...................................            --         40,000         13,400          4,380
Interest bearing deposits in other banks.............            --             --          1,962          1,962
Investment securities available for sale.............       102,250         67,295         34,945         36,641
Mortgage loans held for sale.........................       169,282         96,230             --             --
Loans and leases, net................................       506,279        509,653        124,259        116,127
Loan and servicing sale receivable...................         3,855          1,247             --             --
Premise and equipment................................         9,686         11,232          2,820          2,527
Other real estate owned..............................         1,321          2,740             58             20
Goodwill and other intangibles.......................        64,386         66,769          3,763          4,134
Other assets.........................................        28,094         26,159          5,962          5,421
                                                       -------------  -------------  -------------  -------------
Total assets.........................................   $ 1,090,344    $   902,355    $   204,634    $   189,659
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits
    Non-interest bearing.............................   $   267,555    $   289,344    $    51,788    $    48,856
    Interest bearing.................................       671,628        475,859        129,454        119,011
                                                       -------------  -------------  -------------  -------------
      Total deposits.................................       939,183        765,203        181,242        167,867

  Federal funds purchased............................         4,612          2,050             --             --
  Subordinated debentures............................        27,657         27,657             --             --
  Due to related parties.............................           405            537             --             --
  Accrued expenses and other liabilities.............        18,336         12,172          2,198          2,112
                                                       -------------  -------------  -------------  -------------
      Total liabilities..............................       990,193        807,619        183,440        169,979

Shareholders' equity:
  Preferred stock....................................        11,659         11,659             --             --
  Common stock.......................................        84,038         84,038          3,625          3,625
  Retained earnings..................................         5,081            524         17,151         15,935
  Unearned compensation..............................        (1,132)        (1,509)            --             --
  Accumulated other comprehensive income.............           505             24            418            120
                                                       -------------  -------------  -------------  -------------
      Total shareholders' equity.....................       100,151         94,736         21,194         19,680
                                                       -------------  -------------  -------------  -------------
Total liabilities and shareholders' equity...........   $ 1,090,344    $   902,355    $   204,634    $   189,659
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

                       CONDENSED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



                                                                 ELDORADO                      ANTELOPE
                                                            NINE MONTHS ENDED             NINE MONTHS ENDED
                                                              SEPTEMBER 30,                 SEPTEMBER 30,
                                                       ----------------------------  ----------------------------
                                                           1998           1997           1998           1997
                                                       -------------  -------------  -------------  -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income:
  Interest and fees on loans.........................   $    46,342    $    28,990     $   8,767      $   7,530
  Income from lease finance receivables..............         4,452          3,110            --             --
  Interest and dividend on securities................         3,236          3,620         1,461          1,809
  Interest on Federal funds sold.....................         1,645          1,124           483            328
  Interest on deposits with other financial
    institutions.....................................            --             --            72            126
                                                       -------------  -------------  -------------  -------------
    Total interest income............................        55,675         36,844        10,783          9,793
Interest expense:
  Interest on deposits...............................        18,992         13,005         2,739          2,532
  Debentures.........................................         2,488          1,070            --             --
  Federal funds purchased............................         1,159            233            --              1
                                                       -------------  -------------  -------------  -------------
    Total interest expense...........................        22,639         14,308         2,739          2,533
                                                       -------------  -------------  -------------  -------------
      Net interest income............................        33,036         22,536         8,044          7,260

Provision for loan and lease losses..................         2,622          1,087           810            784
                                                       -------------  -------------  -------------  -------------
Net interest income after provision for loan and
 lease losses........................................        30,414         21,449         7,234          6,476

Non-interest income:
  Service charges on deposit accounts................         2,563          1,490         2,290          2,121
  Gain on sale of mortgage loans.....................        12,049          7,664            --             --
  Other income.......................................         3,112            977           852          1,038
                                                       -------------  -------------  -------------  -------------
    Total non-interest income........................        17,724         10,131         3,142          3,159
Non-interest expense:
  Salaries and employee benefits.....................        15,966         11,121         4,048          3,523
  Occupancy and equipment............................         5,437          4,380           800            774
  Provision for recourse obligation..................            --          1,691            --             --
  Amortization of goodwill and other intangibles.....         2,714          1,386           335            255
  Other..............................................        12,958          9,144         3,418          3,322
                                                       -------------  -------------  -------------  -------------
    Total non-interest expense.......................        37,075         27,722         8,601          7,874
                                                       -------------  -------------  -------------  -------------
Income before income taxes...........................        11,063          3,858         1,775          1,761
Income tax provision.................................         5,549          2,230           559            504
                                                       -------------  -------------  -------------  -------------
Net income...........................................   $     5,514    $     1,628     $   1,216      $   1,257
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Net income available to common.......................   $     4,558    $     1,220     $   1,216      $   1,257

Weighted average shares outstanding
  Basic..............................................     9,173,698      6,776,556       767,342        767,342
  Diluted............................................    10,231,283      7,221,064       767,342        767,342
Earnings per share(1)
  Basic..............................................          $.50           $.18         $1.58          $1.64
  Diluted............................................          $.46           $.17         $1.58          $1.64
  Basic, excluding goodwill amortization(2)..........          $.79           $.38         $1.84          $1.83
  Diluted, excluding goodwill amortization(2)........          $.71           $.36         $1.84          $1.83


--------------------------


(1) Share and per share amounts have been retroactively restated to reflect (i) a one-for-two reverse split of the Eldorado common stock effective September 4, 1998 and (ii) changes in the presentation of earnings per share as set forth in the notes to the Eldorado's consolidated financial statements set forth in Annexes III and IV.



(2) Excludes the amortization of goodwill and other intangibles. Although such presentation is not defined by GAAP, management believes it to be beneficial to gaining an understanding of Eldorado's financial performance in comparison to its peer group.

                  THE SPECIAL MEETING OF ANTELOPE SHAREHOLDERS

GENERAL


    This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Antelope Board of proxies representing Antelope common stock to be voted at the Special Meeting of the Antelope shareholders, (the "Antelope Meeting"), Antelope Meeting to be held on December 17, 1998, and at any postponement or adjournment thereof. This Proxy Statement/Prospectus and accompanying proxy card are first being mailed to Antelope shareholders on or about November 13, 1998.


MATTERS TO BE CONSIDERED

    The purpose of the Antelope Meeting is to consider and vote upon the principal terms of the merger and transact such other business as may properly come before the Antelope Meeting or any adjournments or postponements thereof.

    Based upon 767,342 shares of Antelope common stock outstanding on October 30, 1998 and assuming no dissenters' rights are perfected by Antelope shareholders and no cash is paid in lieu of fractional shares, 2,781,614 shares of Eldorado Common Stock would be issued in the merger. Upon completion of the merger, Antelope shareholders would hold approximately 23.5% of Eldorado voting common stock then outstanding. Consummation of the merger is subject to satisfaction of a number of conditions, including the receipt of various regulatory approvals for the merger and the approval of the principal terms of the merger by the Antelope shareholders. See "Proposal One: The Merger -- Conditions to the Consummation of the Merger."

THE ANTELOPE RECORD DATE

    Antelope has fixed the close of business on October 30, 1998 as the record date for the determination of Antelope shareholders entitled to receive notice of, and to vote at, the Antelope Meeting (the "Record Date"). Only holders of record of shares of Antelope common stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Antelope Meeting and any postponements or adjournments thereof. On the Record Date, 767,342 shares of Antelope common stock were issued and outstanding.

VOTES REQUIRED AND VOTING OF PROXIES


    In advance of the Antelope Meeting, the Antelope Board will appoint one or three persons as inspectors of election, whose duties will be those set forth in
Section 707 of the California General Corporation Law (the "CGCL") and will include, among other things, determining the shares represented at the meeting, determining the existence of a quorum, determining the authenticity, validity and effect of proxies, and counting and tabulating all votes or consents as to all matters presented to the Antelope shareholders. A majority of all shares of Antelope common stock entitled to vote, represented in person or by proxy, constitutes a quorum. Abstentions will each be included in the determination of the number of shares present; however, they will not be counted as votes in favor of the principal terms of the merger. Each share of Antelope common stock held of record will be entitled to one vote upon each matter properly submitted to the Antelope shareholders at the Antelope Meeting and any postponement thereof.


    The affirmative vote of the holders of at least a majority of the total number of outstanding shares of Antelope common stock entitled to vote at the Antelope Meeting is required to approve the principal terms of the merger. The failure to vote, an abstention or a broker non-vote has the same effect as a vote against the principal terms of the merger.

    Each share of Antelope common stock represented by a proxy properly executed and received by Antelope in time to be voted at the Antelope Meeting and not revoked will be voted in accordance with the instructions indicated on such proxy and, if no instructions are indicated, will be voted "FOR" the proposal to approve the principal terms of the merger. All proxies voted "FOR" such matter, including proxies on which no instructions are indicated, may, at the discretion of the proxy-holder, be voted "FOR" a motion to adjourn or postpone the Antelope Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. Any proxy that is voted against approval of the principal terms of the merger or on which the relevant Antelope shareholders specifically abstains from voting with respect to such approval will not be voted in favor of any such adjournment or postponement.

    The Antelope Board is not currently aware of any business to be acted upon at the Antelope Meeting other than as described herein. If, however, other matters are properly brought before the Antelope Meeting, persons appointed as proxies will have discretion to vote or act thereon in their best judgment.

    Certain Antelope shareholders, all of whom are directors of Antelope, holding approximately 30.7% of Antelope common stock outstanding on the Record Date, have agreed, among other things, to vote "FOR" the adoption and approval of the Merger Agreement and the merger.

    If a quorum is not obtained, or fewer shares of Antelope common stock are voted in favor of the principal terms of the merger than the number required for approval of the principal terms of the merger, it is expected that the Antelope Meeting will be postponed or adjourned for the purpose of allowing additional time to obtain additional proxies or votes. At any subsequent reconvening of the Antelope Meeting, it is expected that all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Antelope Meeting (except for any proxies that have theretofore effectively been revoked or withdrawn).

SOLICITATION OF PROXIES

    The cost of soliciting proxies relating to the Antelope Meeting will be paid by Antelope. In addition to solicitation of proxies by the use of mail, directors, officers and employees of Antelope may solicit proxies from Antelope shareholders personally or by telephone or telegram without additional remuneration therefor. Antelope also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in any case are beneficially owned by others, with proxy materials for transmittal to such beneficial owners and will reimburse such record owners for their expenses of doing so.

REVOCABILITY OF PROXIES

    The presence of an Antelope shareholder at the Antelope Meeting (or at any postponement or adjournment thereof) will not automatically revoke such Antelope shareholder's proxy. However, an Antelope shareholder may revoke a proxy at any time prior to its exercise by (a) delivery to the Corporate Secretary of Antelope, Roy J. Simi, of a written notice of revocation prior to or at the Antelope Meeting (or, if the Antelope Meeting is adjourned or postponed, prior to or at the time the adjourned or postponed meeting is actually held); (b) delivery to the Corporate Secretary of Antelope prior to or at the Antelope Meeting (or, if the Antelope Meeting is adjourned or postponed, prior to or at the time the adjourned or postponed meeting is actually held) of a duly executed proxy bearing a later date; or (c) attending the Antelope Meeting (or, if the Antelope Meeting is adjourned or postponed, by attending the adjourned or postponed meeting) and voting in person thereat. Any written revocation of proxy or other related communications should be addressed to Antelope Valley Bank, 831 West Lancaster Blvd., Lancaster, California 93534, Attn: Corporate Secretary.

DISSENTERS' RIGHTS


    If the principal terms of the merger are approved by Antelope shareholders, holders of Antelope common stock who elect to dissent from the approval of the principal terms of the merger may be entitled to have their shares purchased in accordance with Chapter 13 of the CGCL.


    IN ORDER FOR AN ANTELOPE SHAREHOLDER TO EXERCISE DISSENTERS' RIGHTS, A NOTICE OF SUCH SHAREHOLDER'S INTENTION TO EXERCISE HIS OR HER DISSENTERS' RIGHTS AS PROVIDED IN THE CGCL MUST BE SENT BY SUCH SHAREHOLDER AND RECEIVED BY ANTELOPE ON OR BEFORE THE DATE OF THE ANTELOPE MEETING, AND ANY SUCH SHAREHOLDER MUST VOTE AGAINST THE APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER AND PROPOSAL ONE AND COMPLY WITH SUCH OTHER PROCEDURES AS REQUIRED BY THE CGCL, AS MORE FULLY DESCRIBED IN "PROPOSAL ONE: THE MERGER -- RIGHT OF DISSENTING STOCKHOLDERS." FAILURE TO SEND SUCH NOTICE, TO VOTE AGAINST THE PRINCIPAL TERMS OF THE MERGER OR TO FOLLOW SUCH OTHER PROCEDURES WILL RESULT IN WAIVER OF SUCH SHAREHOLDER'S DISSENTERS' RIGHTS. See Exhibit D for a discussion of dissenters' rights and a description of the procedures that must be followed to perfect such rights.


EFFECT OF MERGER ON THE ANTELOPE BOARD AND THE ELDORADO BOARD


    If the merger is approved by the shareholders of each constituent corporation, and if all regulatory approvals are obtained, upon effectiveness of the merger, the Board of Directors of Antelope will initially be fixed at five persons who shall initially be Clyde G. Golding, Jack D. Seefus, William Walsh IV, A.C. Warnack and Robert P. Keller. In the event the merger is not consummated as contemplated, all directors of Antelope elected at the last annual meeting of shareholders of Antelope will continue to serve as directors of Antelope until the next annual shareholders meeting of Antelope and until their successors have been elected and duly qualified. See "Information Regarding Antelope -- Management of Antelope -- Directors and Executive Officers."


    The Eldorado Board will not change as a result of the merger. Information regarding the current Board of Directors of Eldorado can be found in its Annual Report on Form 10-K/A, which has been delivered herewith as Annex III.

                            PROPOSAL ONE: THE MERGER

BACKGROUND OF AND REASONS FOR THE MERGER

    The Board of Directors of Antelope has periodically evaluated opportunities for developing and expanding the business of Antelope or otherwise enhancing shareholder value. These opportunities include, from time-to-time, the evaluation of potential acquisitions of commercial banks or banking offices in the Antelope Valley and adjacent areas, or the sale of Antelope to other institutions interested in expanding their operations. Most recently, in February 1997, Antelope acquired branches in Rosamond, Wrightwood and Frazier Park, California from Wells Fargo Bank.

    In January 1998, the Executive Committee of Antelope (consisting of directors Seefus, Golding, Walsh, Warnack and Harrison) began to assess the prospects for arranging a sale of Antelope. The members of the Executive Committee were motivated by several factors, including prices being offered in connection with recent California bank mergers and acquisitions, the limited growth prospects for Antelope in its principal market areas, competition from larger financial institutions in terms of pricing and product offerings and the age of the board members and certain senior managers.


    Also in January 1998, President Jack D. Seefus met with the President of a Southern California based independent banking institution, who expressed informal interest in a possible acquisition of Antelope. Following this meeting, a subsequent meeting was held on January 29, 1998 between Mr. Seefus, Mr. Golding and the President and a Director of the potential acquiror. As a result of such preliminary discussions, a letter of intent was received on March 4, 1998, in which the institution indicated its interest in acquiring Antelope for approximately $55.00 per share of Antelope common stock, payable in the common stock of the acquiror. A meeting of the Executive Committee was held on March 23, 1998 to discuss the offer, at which time it was decided to defer responding to the offer until an investment banking firm was retained to advise Antelope about the offer and related matters. On April 7, 1998, the Antelope Board retained Carpenter & Company to evaluate the offer, Antelope and the values that might be received in a sale or merger. The Antelope Board also created an Ad Hoc Committee, consisting of Chairman Golding and Directors Warnack, Walsh and Seefus, to represent Antelope in connection with any sale and related negotiations. The Antelope Board also ratified severance agreements with four officers of Antelope in order to help assure that they would remain with Antelope during the marketing and sale of Antelope. See "-- Interests of Certain Persons in the Merger" and "Information Regarding Antelope -- Change in Control and Severance Compensation Agreements."


    In April and May 1998, Carpenter & Company prepared and distributed preliminary information packages to a group of prospective bidders, with a view toward determining the level of interest in a sale by June 1, 1998. Approximately 20 parties were contacted by Carpenter & Company and information packages were ultimately distributed to approximately 10 prospective acquirors. As a result of this process, on or before June 1, 1998, Antelope had received indications of interest from two California financial institutions, including the bidder that had originally submitted an offer in March, and one out-of-state financial services firm with California operations. The proposal of the out-of-state firm for a stock merger was valued at between $58.64 and $65.16 per share of Antelope common stock based on the current market price of the acquiror's shares. This offer was not pursued due to the Antelope Board's determination based on market data that the trading history of such firm's common shares was too volatile and its earnings prospects too uncertain. The bidder which had previously submitted an indication of interest increased the value of its offer to approximately $58.00 per share of Antelope common stock based on the current market price of its common stock. This bidder subsequently withdrew its offer after performing limited due diligence respecting Antelope. The bidder advised Carpenter & Company that it had determined Antelope's retail customer orientation and the demographics of the Antelope Valley market area did not fit well with the bidder's existing operations.

    Eldorado, the third party submitting an indication of interest, initially indicated a willingness to pay approximately $59.00 per share of Antelope common stock based on a $16.00 per share value placed by Eldorado on Eldorado Common Stock (as adjusted to reflect the one-for-two reverse stock split of Eldorado). Eldorado submitted a revised proposal on July 24, 1998, providing for an exchange ratio of 3.625 shares of Eldorado Common Stock for each share of Antelope common stock. Based on a valuation of $16.00 per share of Eldorado Common Stock, the acquisition was valued by the parties at approximately $58.00 per share of Antelope common stock.

    Only six percent of the outstanding shares of Eldorado Common Stock are held by non-affiliated shareholders and there is presently no active trading market in the shares of Eldorado Common Stock. The share valuation of Eldorado Common Stock used by the Antelope Board of Directors was established based upon the input of Eldorado and Carpenter & Company. The stock prices of banking institutions with publicly-traded securities and broadly comparable past and projected earnings and operations to those of Eldorado were analyzed. In addition, Antelope was aware that Eldorado had filed with the SEC a registration statement for a public offering of Eldorado Common Stock, and Antelope discussed with Eldorado's proposed underwriters the criteria that would be relevant in determining the price at which shares would be sold in such offering, if completed. No discount was established to take account of the relative illiquidity of the shares of Eldorado Common Stock to be received by Antelope's shareholders if Eldorado does not complete a public offering, the shares of Eldorado Common Stock do not qualify for listing on Nasdaq, or an active trading market does not develop. See "-- Opinion of Antelope's Financial Advisor."


    After the marketing of Antelope commenced in April 1998, and before the Merger Agreement was executed between the parties, the public market for bank shares suffered a substantial decline. Between July 31 and September 11, 1998, share prices of California-based banking institutions with assets of over $500 million (excluding Bank of America and Wells Fargo Bank) had declined by approximately 34.1% from their 52 week highs, while the share prices of major U.S. money center banks, as represented by the S&P Bank Index, declined by approximately 22.7% over the same period. As a result, market valuations for all banks were adversely affected.



    Based upon this change in the market, the Antelope Board of Directors believed at the time the Antelope Board considered the Merger Agreement that a range of between $11.50 and $12.50 was a better estimate as to the value of the shares of Eldorado Common Stock than the $16.00 per share value reflected in Eldorado's July 24 proposal. This change resulted in a reduction in the estimated value of the transaction to the shareholders of Antelope to be between $42.23 and $45.31 per share of Antelope common stock. However, the Antelope Board also believed at that time that the decrease in the transaction value reflected a similar decline in the value of Antelope based on the recent market conditions affecting the value of all banking institutions. Eldorado was not willing to increase the exchange ratio to provide additional consideration in the form of additional shares of Eldorado Common Stock to Antelope's shareholders.



    On September 14, 1998, the Antelope Board of Directors held a meeting to consider all relevant factors concerning the merger and the proposed Merger Agreement and Stock Option Agreement. At such meeting, the Antelope Board engaged in a discussion with Carpenter & Company, in which the Board asked questions related to Carpenter & Company's presentations and oral opinion concluding that the consideration offered by Eldorado was, as of such date, fair, from a financial point of view, to Antelope's shareholders. The Antelope Board also reviewed the terms of the certain letter agreements between Antelope and Messrs. Seefus, Nagy and Hennager, which will become effective as of and upon the closing of the merger, relating to the terms of continued employment of such executives upon the closing of the merger. See "-- Interests of Certain Persons in the Merger." Upon completion of their review of all of the forgoing matters, the Board of Directors of Antelope approved the Merger Agreement and the Stock Option Agreement, and the directors of Antelope agreed to vote their shares for approval of the Merger Agreement. Subsequently, press releases were issued announcing the merger on September 16, 1998 and the Merger Agreement was executed.

RECOMMENDATION OF THE ANTELOPE BOARD OF DIRECTORS

    The Board of Directors of Antelope believes the merger is in the best interest of Antelope's shareholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby.

The Board of Directors of Antelope unanimously recommends that the shareholders of Antelope vote "FOR" the proposal to approve and adopt the Merger Agreement.

    The terms of the proposed merger are the result of arm's length negotiations between representatives of Antelope and representatives of Eldorado, culminating in the execution of the Merger Agreement. In arriving at its decision to approve and recommend the terms of the Merger Agreement, the Antelope Board considered a number of factors, including, but not limited to, the following:

    1. Antelope's business, results of operations, financial condition and future prospects. The Board of Directors of Antelope believes that future growth opportunities within Antelope's principal markets are limited, given the market share held by Antelope in such communities. At June 30, 1997, Antelope held 23.3% of all deposits held by commercial banks in Lancaster, 15.3% in Palmdale, 55.1% in Wrightwood and 100% in Frazier Park, Rosamond, Lake Los Angeles and Acton, representing the communities served by Antelope. In addition, Antelope's earnings in recent years have been flat. Earnings declined by approximately 8.3% in 1997, although a 9.4% increase over 1997 is expected for 1998. Such an increase would simply restore earnings to their 1996 level.


    2. Eldorado's business, results of operations, financial condition and future prospects, which the Board of Directors of Antelope believes to be superior to those of Antelope. Specifically, when compared to Antelope, the Antelope Board believes Eldorado (a) serves a broader geographic area with greater opportunities for growth, including Orange and San Diego Counties; (b) has higher loan limits, more diversified product offerings and other competitive advances for expanding its customer base; and (c) has greater capacity to access capital markets to support future expansion.



    3. Carpenter & Company's presentation to the Antelope Board of Directors and the opinion of Carpenter & Company, Antelope's financial advisor, that the merger consideration was, as of the date of such opinion, fair from a financial point of view to the holders of the shares of Antelope common stock. In that regard, the Antelope Board was aware that Carpenter & Company had provided investment banking services to Eldorado in two of its prior three acquisitions. Carpenter & Company does not currently provide services to Eldorado. Although affiliates of Carpenter & Company hold approximately 33,000 shares of Eldorado Common Stock, neither Eldorado nor Antelope believes that the current investment of Carpenter & Company affiliates in Eldorado or Carpenter & Company's prior engagements with Eldorado affected Carpenter & Company's professional judgment in representing Antelope in the merger. See "-- Opinion of Antelope's Financial Advisor" and Exhibit C.


    4. The review by the Board of Directors of Antelope with its legal and financial advisors of the provisions of the proposed Merger Agreement and Stock Option Agreement.

    5. The belief of the Board of Directors of Antelope that the terms of the merger were attractive and that they would allow Antelope's shareholders to receive shares of Eldorado Common Stock, an investment with greater potential for increased liquidity than the shares of Antelope common stock. While the shares of Eldorado Common Stock are not quoted on Nasdaq or listed on any securities exchange, the Antelope Board believes that the future prospects for Eldorado achieving such a listing are substantially greater than the prospects for Antelope achieving such a listing for its shares. The Board of Directors of Antelope was aware that there could be no assurance that Eldorado would be able to complete the proposed public offering contemplated in its August 1998 registration statement or, absent such offering, that Eldorado would be able to quote the Eldorado Common Stock on the Nasdaq, even though Eldorado has committed in the Merger Agreement to use commercially reasonable efforts to cause the shares of Eldorado Common Stock to be issued to the shareholders of Antelope to be so quoted. Furthermore, the Board of Directors of Antelope was aware that even if the public offering were completed or if the Nasdaq quotation were otherwise attained, there can be no assurance that an active trading market for Eldorado Common Stock would develop or continue.

    6. The ability of the shareholders of Antelope to defer paying taxes on the disposition of shares of Antelope common stock until the sale of the shares of Eldorado Common Stock received in the merger. See "-- Certain Federal Income Tax Consequences."

    7. The increasing competition in the market for financial services from existing and potential competitors, many of whom have far greater assets and resources than Antelope.

    8. The successful history of Dartmouth Capital Group, L.P., the principal shareholder of Eldorado, in obtaining regulatory approval for the acquisition of California banking institutions and the integration of such institutions, having acquired four such institutions since the beginning of 1995.

    In determining to approve and recommend the merger, the Board of Directors of Antelope did not assign any relative or specific rates to the foregoing factors and individual directors may have given different rates to different factors.


    Certain members of the Board of Directors of Antelope have interests in the merger in addition to their interests as shareholders generally, including in the case of President Jack D. Seefus, payments under future employment and severance arrangements. Shareholders may wish to consider those interests in evaluating the Antelope Board's recommendation that shareholders vote for approval of the Merger Agreement. See "-- Interests of Certain Persons in the Merger."


ELDORADO'S REASONS FOR THE MERGER


    For Eldorado, the merger will provide an opportunity to further one of the significant elements of its strategic plan, which is the establishment and enhancement of an attractive commercial banking franchise through the acquisition of community banks primarily, but not exclusively, in and around its Southern California base. Since 1995, Eldorado has continually been engaged in the identification and evaluation of potential acquisitions of community banks in California and has acquired three community banks with total assets of approximately $779 million. Eldorado focuses primarily on community banks that have strong lending franchises, niche business lines or low cost deposits that would complement Eldorado's existing operations and branch network and also provide opportunities for cost savings.



    Eldorado believes that Antelope's strong capital position, significant market presence in the Antelope Valley area of California and focus on consumer lending products, particularly indirect automobile finance, are consistent with Eldorado's business strategy. In particular, Eldorado believes that the merger will enable it to broaden the spectrum of banking services available to consumers and small to medium size businesses in both Antelope's geographic area and the area Eldorado now serves. In addition, the merger will also increase Eldorado's presence in the area surrounding Los Angeles to the northeast, where Eldorado currently does not have any offices. Finally, even though Eldorado intends to operate Antelope as a separate subsidiary for the foreseeable future, Eldorado also believes that the acquisition of Antelope will provide various opportunities for cost savings through consolidation of certain administration functions.

    The material factors considered by the Eldorado Board were the historical operating results, current financial condition, business and management and future financial and other prospects of Antelope and Eldorado, including Antelope's demonstrated commitment to meeting the community banking needs of the areas it serves. The Eldorado Board also considered the terms of the Merger Agreement, the Stock Option Agreement and the other documents executed in connection with the merger. The Eldorado Board did not assign any specific or relative weight to the factors in its consideration.

OPINION OF ANTELOPE'S FINANCIAL ADVISOR

    GENERAL. Pursuant to an engagement letter dated April 13, 1998 (the "Engagement Letter"), Antelope engaged Seapower Carpenter Capital, Inc., also known as Carpenter & Company ("Carpenter"), to provide financial advisory services and a fairness opinion with respect to the merger. Carpenter is an investment banking firm specializing in California financial institutions, and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, underwritings, private placements and valuations for corporate and other purposes. Antelope selected Carpenter to render the opinion on the basis of its experience and expertise in transactions similar to the merger and its reputation in the banking and investment communities. No limitations were imposed by Antelope on Carpenter with respect to the investigations made or procedures followed in rendering its opinion.


    At a meeting of the Antelope Board on September 14, 1998, Carpenter delivered its oral opinion that, as of the date of the opinion and subject to the limitations and assumptions set forth in the opinion, the Merger Consideration (as defined herein) pursuant to the Merger Agreement was fair to Antelope shareholders from a financial point of view. Carpenter's oral opinion was subsequently confirmed in writing as of such date.



    The full text of Carpenter's written opinion to the Antelope Board (the "Opinion"), which sets forth the assumptions made, matters considered, and limitations of the review, by Carpenter, is attached hereto as Exhibit C and is incorporated herein by reference. The following summary of Carpenter's opinion is qualified in its entirety by reference to the full text of the opinion, which should be read carefully and in its entirety. In furnishing such opinion, Carpenter does not admit that it is an expert with respect to the Registration Statement of which this Proxy Statement/Prospectus is part within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder. Nor does Carpenter admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Carpenter's opinion is directed to the Antelope Board, covers only the fairness of the consideration to be received by holders of Antelope common stock from a financial point of view as of the date of the opinion, and does not constitute a recommendation to any holder of Antelope common stock as to how such shareholder should vote at the Antelope Meeting.


    In connection with its Opinion, Carpenter, among other things:

    - reviewed certain publicly available financial and other data with respect to Antelope and Eldorado, including the consolidated financial statements for recent years and interim periods to June 30, 1998 and certain other relevant financial and operating data relating to Antelope and Eldorado made available to Carpenter from published sources and from the internal records and projections of Antelope;

    -  reviewed the Merger Agreement;

    - reviewed certain publicly available information concerning the trading of, and the trading market for, Antelope common stock and Eldorado Common Stock;

    - compared Antelope and Eldorado from a financial point of view with certain other companies in the banking industry which Carpenter deemed to be relevant;

    - considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which Carpenter deemed to be comparable, in whole or in part, to the merger;

    - considered the financial and other terms of recent business combinations proposals made to Antelope by other companies in 1998, and compared them to the merger;

    - reviewed and discussed with representatives of the management of Antelope certain information of a business and financial nature regarding Antelope, furnished to Carpenter by them;

    - made inquiries regarding and discussed the merger and the Merger Agreement and other matters related thereto with Antelope's counsel; and

    - performed such other analyses and examinations as Carpenter deemed appropriate.

    In connection with its review, Carpenter did not assume any obligation independently to verify the foregoing information and relied on such information being accurate and complete in all material respects. Carpenter also assumed that there were no material changes in Antelope's or Eldorado's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to it. Carpenter relied on advice of counsel to Antelope as to all legal matters with respect to Antelope, the merger and the Merger Agreement. Antelope acknowledged that Carpenter did not discuss with Antelope's independent accountants any financial reporting matters with respect to Antelope, the merger or the Merger Agreement. Antelope informed Carpenter, and Carpenter assumed that the merger would be accounted for as a pooling of interests under generally accepted accounting principles. Carpenter assumed that the merger would be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable Federal and state statutes, rules and regulations.

    Carpenter assumed that the allowance for loan losses for each of Antelope and Eldorado are in the aggregate adequate to cover such losses. In addition, Carpenter did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Antelope or Eldorado, nor was Carpenter furnished with any such appraisals. Finally, Carpenter's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Carpenter as of, the date of the opinion. Accordingly, although subsequent developments may affect Carpenter's opinion, it has not assumed any obligation to update, revise or reaffirm such opinion.

    SET FORTH BELOW IS A SUMMARY OF CARPENTER'S ANALYSIS IN CONNECTION WITH ITS OPINION THAT IS COMPLETE IN ALL MATERIAL RESPECTS.

    REVIEW OF ELDORADO AND ANTELOPE. Carpenter analyzed the financial results of both Eldorado and Antelope for the period from 1995 through June 30, 1998 as reported by both companies in their respective annual reports and public filings. Specifically, Carpenter reviewed total assets, shareholder equity, net income, return on assets, and return on equity. Assets of Eldorado grew from $55.9 million at December 31, 1995 to $1,023 million at June 30, 1998. Shareholder equity of Eldorado grew from $3.5 million at December 31, 1995 to $86.0 million at June 30, 1998. Net income of Eldorado for the fiscal year ending December 31, 1996 was $0.3 million, for the fiscal year ending December 31, 1997 was $3.3 million, and for the six month period ending June 30, 1998 was $3.4 million. Return on assets and return on equity of Eldorado for each of the fiscal years ending December 31, 1995 through December 31, 1997 and the six month period ending June 30, 1998, were respectively 0.67% and

8.75%, 0.07% and 0.70%, 0.45% and 4.1%, and 0.7% and 6.6%. Total assets of
Antelope at the end of each of the fiscal years ending December 31, 1995 through December 31, 1997 and the six month period ending June 30, 1998 were $131 million, $147 million, $190 million, and $201 million respectively. Shareholder equity of Antelope at the end of each of the fiscal years ending December 31, 1995 through December 31, 1997 and the six month period ending June 30, 1998 was $15.9 million, $17.7 million, $19.7 million, and $20.6 million respectively. Net income of Antelope for each of the fiscal years ending December 31, 1995 through December 31, 1997 and the six month period ending June 30, 1998 was $1.65 million, $2.09 million, $1.92 million, and $861 thousand, respectively. Return on assets and return on beginning equity of Antelope for each of the fiscal years ending December 31, 1995 through December 31, 1997 and the six month period ending June 30, 1998, were 1.3% and 12.0%, 1.5% and 13.2%, 1.1% and
10.8%, and 0.9% and 8.7%, respectively.

    TRADING ACTIVITY AND PRICES. Carpenter reviewed the trading activity and sales prices in the common stock of Antelope, which trades in the Over-the-Counter (OTC) market. As of June 30, 1998, there were 767,342 shares of Antelope common stock outstanding. Antelope common stock traded in a range during the first six months of the year 1998 between $35.375 and $40.75 per share. Trading volume for Antelope common stock averaged approximately 200 shares a day during the first half of 1998. Eldorado is not publicly traded in any significant volume.


    IMPUTED MARKET VALUE OF ANTELOPE AND ELDORADO. Because of the very limited market liquidity in Antelope common stock and the absence of liquidity in Eldorado Common Stock, Carpenter calculated imputed stock values for both companies based on the trading prices of comparable companies. Carpenter compiled a list of all publicly traded California community banks with more than $500 million in assets (the "Publicly Traded Community Banks"), comprising a total of 18 companies. Carpenter then derived an average price to earnings ratio for this group of companies. As of July 15, 1998, when Antelope entered into serious negotiations with Eldorado, that earnings multiple was 20.7x (the "July Earnings Multiple"). Applying the July Earnings Multiple to earnings projections for 1998 for each of Antelope and Eldorado as furnished to Carpenter by their respective management produced an imputed value for Antelope and Eldorado of $56.72 and $15.73 per share respectively. Between July 15, 1998 and September 11, 1998, (the trading day prior to the meeting at which Antelope's Board of Directors approved the merger), the Publicly Traded Community Banks dropped sharply in price, and their average price to earnings ratio declined to 15.6x (the "September Earnings Multiple"). Applying the September Earnings Multiple to earnings projections for 1998 for each of Antelope and Eldorado as furnished to Carpenter by their respective management produced an imputed value for Antelope and Eldorado of $42.74 and $11.86 per share respectively. Carpenter then calculated the exchange ratio in a hypothetical merger transaction between Antelope and Eldorado that was based on these imputed values. A hypothetical exchange based on these imputed values would result in the issuance to Antelope shareholders of 3.604 shares of Eldorado Common Stock for each Antelope share held, as compared to the actual exchange ratio of 3.625 Eldorado shares for each Antelope share in the merger.


    ANALYSIS OF SELECTED MERGER TRANSACTIONS. Using publicly available information, Carpenter reviewed the consideration paid in recently announced transactions whereby certain banks and bank holding companies ("Banks") of various sizes were acquired. Specifically, Carpenter reviewed 28 transactions involving acquisitions of Banks based in California announced since August 1, 1997 (the "California Bank Acquisitions"), and 10 acquisitions of banks based in California with total assets between $100 million and $350 million since the same date, consisting of the following (acquiror/target): Popular, Inc/ First State Bank of Southern California, First Banks America, Inc./Redwood Bancorp, First Banks, Inc./ Republic Bank, Western Bancorp/Bank of Los Angeles, Bank of Commerce/Rancho Vista National Bank, Mid-State Bank/BSM Bancorp, Pacific Bank/Sterling West Bancorp, SierraWest Bancorp/California Community, City National Corp./Harbor Bancorp (collectively the "Small Bank Acquisitions"). For each bank acquired or to be acquired in such transactions, Carpenter analyzed data illustrating, among other things, the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits, purchase price to book value and to tangible book value and purchase price to last 12 months' ("LTM") earnings.

    The figures for the California Bank Acquisitions and Small Bank Acquisitions produced, respectively: (i) median percentage of premium to core deposits of 13.8%, and 14.1%; (ii) average multiple of purchase price to book value of 262.3%, and 265.4%; (iii) average multiple of purchase price to tangible book value of 274.4%, and 280.1%; (iv) median multiple of purchase price to LTM earnings of 22.0x, and 22.5x; and (v) average purchase price as a percentage of assets of 22.7% and 22.1%.

    All but one of the transactions analyzed in the California Bank Acquisition group were announced prior to July 31, 1998, and all of the Small Bank Acquisitions were announced prior to that date. Following July 31, 1998, as noted above, market prices declined considerably. The general market environment as represented by the S&P Bank Index has declined in value by 22.7% over the period July 31, 1998 through September 11, 1998. The stock prices of Publicly Traded Community Banks declined by 24.8% from July 15, 1998 through that same date. In evaluating the merger, therefore, Carpenter used two imputed values for Eldorado Common Stock. The first value of 12.00 per share was derived from the September Earnings Multiple for Publicly Traded Community Banks, rounded down to the nearest dollar. The second value of $16.00 per share was derived from the July Earnings Multiple for Publicly Traded Community Banks, also rounded to the nearest dollar. Carpenter then applied each of these values to the Merger Consideration. Based upon an assumed value of $12.00 and $16.00 for each share of Eldorado Common Stock, Carpenter determined that the consideration to be received by the holders of Antelope common stock in the merger represented a percentage of premium to core deposits of 7.6% and 14.1%, a multiple of price to book value of 161.9% and 215.9%, a multiple of price to tangible book value of 199.4% and 265.9%, a multiple of price to Antelope's LTM earnings through June 30, 1998 of 17.0x and 22.7x, and as a percentage of assets of 16.6% and 22.2%.

    No other company or transaction used in the above analysis, as a comparison is identical to Antelope or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value and the announced acquisition prices of the companies to which Antelope and the merger are being compared.

    PRO-FORMA MERGER AND CONTRIBUTION ANALYSIS. Carpenter analyzed the contribution of each of Antelope and Eldorado to, among other things, total equity, total tangible common equity, assets, LTM net income, and gross loans of the pro forma combined companies. For purposes of this analysis, the balance sheets for the period ended June 30, 1998 were used, and the projected 1998 year-end income statements were used for comparative purposes. This analysis showed, among other things, that based on pro forma combined balance sheets for Antelope and Eldorado as defined above, Antelope would have contributed 17.4% of total equity, 44.4% of tangible common shareholders equity, 16.4% of assets, and 14.7% of loans. Pro forma income statements as defined above indicated that Antelope would have contributed 16.0% of the pre-tax net income and 18.8% of the after-tax net income of the pro forma combined companies based on projected 1998 earnings. Antelope would have contributed 21.2% of the after-tax net income attributable to common shareholders based on projected pro forma combined income statements for 1998. Based upon analysis using a fixed exchange rate of 3.625 Eldorado shares for every Antelope share (provided for in the Merger Agreement), holders of Antelope common stock would own approximately 21% of the combined companies based on fully diluted shares outstanding on the date of the opinion.

    REGRESSION ANALYSIS. Carpenter undertook an analysis to determine the price to book multiple at which Antelope might trade on a stand-alone basis. A regression analysis of publicly available data on comparable banks and bank holding companies indicated a correlation between return on equity and price to book value. Based on Antelope's 1998 annualized June 30, 1998 return on equity of 8.54%, this analysis yielded a price to book at which Antelope might trade of 1.56x and an implied value of $42.02 per share for Antelope, based on closing trading prices on September 11, 1998.

    DISCOUNTED VALUE ANALYSIS. Carpenter estimated the present value (current share price) based on estimated earnings that Antelope (a) could produce on a stand-alone basis through fiscal year 2003 without giving effect to, among other things, potential cost savings that could be realized in a sale to an in-market acquiror, and (b) that the combined entity expressed in Antelope equivalent shares could produce. Carpenter utilized Antelope and Eldorado management projections (the "Management Plans") for 1998 and Eldorado projections for 1999 to 2001 and assumed ten percent annual earnings growth thereafter. The range of estimated future prices was calculated by applying market multiples ranging from 10.0x to 18.0x to the projected 2003 EPS of Antelope alone and of the combined companies. The estimated future share prices were then discounted to present values using discount rates ranging from 12 percent to 20 percent. This analysis indicated an implied per share price range today for Antelope on a stand alone basis of approximately $17.72 to $45.04. The corresponding range for the combined companies, including estimated consolidation savings provided by Antelope and Eldorado management, is $22.99 to $58.42 in Antelope equivalent shares. These analyses do not purport to be indicative of actual values or expected values of Antelope common stock.

    The summary set forth above does not purport to be a complete description of the presentation by Carpenter to the Antelope Board or of the analyses performed by Carpenter. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Carpenter believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Antelope Board. The ranges of valuations resulting from any particular analysis described above should not be taken to be Carpenter's view of the actual value of Antelope or the combined companies.

    In performing its analyses, Carpenter made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Antelope or Eldorado. Material among those assumptions were that of a reasonably stable economic and interest rate environment, and no significant changes in the regulatory and statutory regime governing the businesses of both Eldorado and Antelope sufficient to materially impact their results. The analyses performed by Carpenter are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Carpenter's analysis of the fairness of the consideration to be received by the holders of Antelope common stock in the merger and were provided to the Antelope Board in connection with the delivery of Carpenter's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The forecasts utilized by Carpenter in certain of its analyses are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

    In the ordinary course of our business, Carpenter represents acquirors and sellers of financial institutions, and Carpenter has represented Eldorado as an acquiror in the past. As partial compensation for those past services, Carpenter and/or its affiliates were issued and continue to hold 33,302 shares of Eldorado Common Stock.

    Pursuant to the Engagement Letter, Antelope will pay Carpenter a transaction fee in connection with the merger, a substantial portion of which is contingent upon the consummation of the merger. Under the terms of the Engagement Letter, Antelope will pay Carpenter a transaction fee equal to 1.00% of the value attributed in the merger to Antelope common stock, less $25,000 previously paid to Carpenter. Antelope has also agreed to reimburse Carpenter for its reasonable out-of-pocket expenses.

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
Antelope has agreed to indemnify Carpenter, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities.

CLOSING DATE

    Unless Antelope and Eldorado shall mutually select another date, the closing of the transactions contemplated by the Merger Agreement (the "Closing") shall take place on a date fixed by Eldorado (the "Closing Date"). The Closing Date may not be more than 30 days following the later of the receipt of all necessary approvals of all governmental authorities (including the expiration of all applicable waiting periods in connection with those approvals) and the approval of the merger and the Merger Agreement by the Antelope shareholders. In no event, however, will the Closing occur unless all other conditions to the consummation of the Merger have been satisfied or waived as of such date. If the Closing does not occur by April 30, 1999, then either Antelope or Eldorado may terminate the Merger Agreement, unless the terminating party has caused a delay in the Closing as a result of the terminating party's breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

TERMS OF THE MERGER

    The Merger Agreement provides that AVB Acquisition Co. Inc., a wholly owned subsidiary of Eldorado, will be merged with and into Antelope, with Antelope being the surviving corporation. Following the merger, Antelope will be a wholly owned subsidiary of Eldorado. Upon the consummation of the merger, each share of Antelope common stock issued and outstanding immediately prior to the effective date of the merger, other than shares for which dissenters' rights are perfected and certain shares held directly or indirectly by Eldorado (which will be canceled), will be automatically converted into the right to receive 3.625 shares of Eldorado Common Stock (the "Merger Consideration"). No fractional shares of Eldorado Common Stock will be issued in the merger. Any fractional shares resulting from the conversion will be paid in cash, based upon the average market value of Eldorado Common Stock during the ten day trading period immediately preceding the fifth trading day prior to the effective date of the merger. Upon such conversion, the holders of such Antelope common stock will thereafter cease to be shareholders of Antelope and will become shareholders of Eldorado. For a description of the terms of the Eldorado Common Stock and Eldorado's other authorized classes of common stock, see "Description of Eldorado Capital Stock -- Common Stock."

    The completion of the merger is subject to a number of conditions, including: the approval by the holders of a majority of the outstanding shares of Antelope common stock, the receipt of all necessary consents, waivers, clearances, approvals and authorizations from regulatory or governmental bodies, the satisfaction or waiver of certain other conditions (including the absence of judicial or regulatory actions seeking to restrain or prohibit the merger), the receipt of standard officers' certificates, legal and accountant's opinions, the execution of non-competition agreements by certain of Antelope's directors, and the absence of any material adverse change in the condition or business of Antelope. See "-- Conditions to the Merger" and "-- Regulatory Approvals Required for the Merger."

REGULATORY APPROVALS REQUIRED FOR THE MERGER

    GENERAL. The merger cannot proceed in the absence of the regulatory approvals described below. Eldorado and Antelope are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Eldorado and Antelope have agreed in the Merger Agreement to use all commercially reasonable efforts to take promptly all actions necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. Such actions include efforts to obtain all necessary approvals from all applicable governmental entities, making all necessary registrations, applications and filings and obtaining any contractual consents and regulatory approvals. However, we can provide no assurance that such regulatory approvals will be obtained, nor can we assure the date of any such approval. We can also provide no assurance that any such approval will not contain a condition or requirement that causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement and described herein under "-- Conditions to the Consummation of the Merger."

    FEDERAL RESERVE BOARD AND FEDERAL DEPOSIT INSURANCE CORPORATION
APPROVALS. The merger is subject to prior approval by the Federal Reserve Board under Section 3 of the BHCA in accordance with regulations adopted by the Federal Reserve Board under the BHCA. The Federal Reserve Board will take into consideration, among other things, competition, the financial and managerial resources and future prospects of the holding companies and banks concerned and the convenience and needs of the communities to be served. The BHCA prohibits the Federal Reserve Board from approving the merger if (a) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (b) its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or it would in any other manner be in restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the California Department of Financial Institutions, Antelope's primary supervisory regulatory authority, which will have 30 days to submit its views and recommendations to the Federal Reserve Board.

    Consummation of the merger is also subject to receipt of the prior approval of the FDIC under the Bank Merger Act, 12 U.S.C. Section 1828(c) (the "BMA"). The BMA requires that the FDIC take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.


    Each of the FDIC and the Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital structure, taking into account, among other factors, the nature of the business and operations and plans for expansion. Furthermore, the FDIC and the Federal Reserve Board must also assess the records of the depository institution subsidiaries of Eldorado and Antelope under the Community Reinvestment Act of 1977, as amended (the "CRA"). The CRA requires that the Federal Reserve Board and the FDIC assess, when evaluating an application, each depository institution's record of meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation and take such record into account when evaluating certain regulatory applications. Furthermore, the BHCA and BMA, as well as Federal Reserve Board and FDIC regulations, require publication of notice of, and the opportunity for public comment on, the application submitted by Eldorado for approval of the merger. The statutes provide that the Federal Reserve Board and the FDIC may permit interested parties to intervene in the proceedings and hold a public hearing in connection therewith if either determines that such a hearing would be appropriate. Any such intervention by third parties could prolong the period during which the application is subject to review by Eldorado's regulators. Eldorado was last examined for CRA compliance before it consolidated its four bank subsidiaries into a single bank. In that examination, one of its banks received an "outstanding" rating and the others received a rating of "satisfactory." Antelope has a CRA rating of "satisfactory."

    In making its determination with respect to the merger, the Federal Reserve Board and the FDIC will take into consideration the financial and managerial resources and future prospects of Eldorado and Antelope and the convenience and needs of the communities served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve Board and the FDIC will consider the financial condition of Eldorado and Antelope, current and projected economic conditions in Southern California and the overall capital and safety and soundness standards of Eldorado and Antelope as compared to those established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the regulations promulgated thereunder.

    The bank regulatory agencies, including the Federal Reserve Board and the FDIC, have over the course of the last year issued various policy pronouncements regarding the so-called Year 2000 problem, which concerns the inability of information systems, primarily computer software programs, to recognize properly and process date-sensitive information as the Year 2000 approaches. In light of the importance of the Year 2000 problem, Eldorado and Antelope have assembled project teams of senior officers and outside consultants to assess the impact of the Year 2000 problem on their information systems and those of their customers, vendors and borrowers. Most recently, the bank regulatory agencies have issued additional guidance under which they are assessing and will assess Year 2000 readiness. The failure of a financial institution, such as Eldorado or Antelope, to take appropriate steps to address deficiencies in their Year 2000 process may form the basis for delay or denial of an application or other regulatory request. In particular, the Federal Reserve Board has indicated that institutions with less than satisfactory Year 2000 readiness may not use the expedited application procedures for bank and nonbank acquisitions.

    Under the BHCA and the BMA, the Merger may not be consummated until the thirtieth day following the later of the Federal Reserve Board or FDIC approvals, as the case may be. If the Federal Reserve Board and the FDIC have not received any adverse comments from the Department of Justice relating to competitive factors, the waiting period may be reduced to no less than 15 days. If the United States Department of Justice commenced an action challenging the merger on antitrust grounds during such waiting period, commencement of such action would stay the effectiveness of the Federal Reserve Board and the FDIC approvals, unless a court specifically orders otherwise.


    Eldorado submitted a notice seeking approval of the Merger and related matters to the Federal Reserve Board on October 14, 1998. It is expected that an approval will be received prior to the Antelope Meeting, but there can be no assurance that such an approval will be obtained. Eldorado and Antelope submitted an application seeking approval of the Merger and related matters to the FDIC on or about October 23, 1998. The application was deemed informationally complete by the FDIC on October 28, 1998 and processing of the same commenced. It is expected that an approval will be received prior to the Antelope Meeting, but there can be no assurance that such approval will be obtained.



    STATE COMMISSIONER APPROVAL. Because Antelope is a state-chartered bank, Eldorado must obtain approval of the California Commissioner of Financial Institutions ("State Commissioner") pursuant to the California Financial Code prior to the consummation of the Merger. Eldorado sought such approval by filing an application with the State Commissioner on or about October 22, 1998. The application submitted to the State Commissioner for approval was accepted as complete on October 26, 1998. It is expected that an approval will be received prior to the Antelope Meeting, but there can be no assurance that such approval will be obtained.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


    In considering the recommendation of the Antelope Board with respect to the merger, Antelope shareholders should be aware that certain directors and officers of Antelope have interests in the merger that are in addition to their interests as Antelope shareholders generally. The Antelope Board was aware of these interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.


    CONTINUED EMPLOYMENT OF CERTAIN OFFICERS; SALARY CONTINUATION AGREEMENTS; SEVERANCE AND CHANGE IN CONTROL AGREEMENTS. Concurrently with the execution of the Merger Agreement, each of Jack D. Seefus, George E. Nagy and James J. Hennager entered into a letter agreement with Eldorado, which letter agreements will become effective upon the completion of the merger (the "Letter Agreements"). The Letter Agreements set out certain terms of continued employment for these individuals and amend the existing Salary Continuation Agreements ("Continuation Agreements") and Severance and Change in Control Agreements ("Severance Agreements") to which these individuals are currently parties. The retirement benefits provided under the Continuation Agreements for Messrs. Seefus, Nagy and Hennager were fully vested prior to the execution of the Merger Agreement and will not be increased as a result of the merger. The Continuation Agreements were not entered into in contemplation of the merger. See "Information Regarding Antelope -- Management of Antelope," "-- Salary Continuation Plan" and "-- Change in Control and Severance Compensation Agreements."


    In the case of Mr. Seefus, the Letter Agreement provides that Mr. Seefus will be the President and Chief Operating Officer of Antelope at a base salary of no less than $11,258 per month. In addition Mr. Seefus would be eligible to participate in the Eldorado Bancshares Bonus Plan for 1999 ("Eldorado Plan"). The Letter Agreement with Mr. Seefus also provides that consideration will be given to granting an option to Mr. Seefus to purchase 15,000 shares of Eldorado Common Stock. The decision to grant such an option is within the sole discretion of the Compensation Committee of Eldorado's Board of Directors. If granted, such an option would have exercise price and vesting provisions that would be determined consistent with the comparable provisions of the currently outstanding options for Eldorado Common Stock. Further, Eldorado would make any remaining lease payments due with respect to the automobile driven by Mr. Seefus and transfer title to such automobile to Mr. Seefus. In addition, the Letter Agreement with Mr. Seefus provides that the existing Continuation Agreement which Mr. Seefus has with Antelope, which generally provides that Mr. Seefus will be entitled to annual benefits of $100,000 for 15 years after retirement if certain conditions are met, would remain in effect, but would be amended upon the closing of the merger to provide that receipt of any salary continuation payments would be contingent on Mr. Seefus' not competing or otherwise interfering with the business of Eldorado. In addition, the Letter Agreement with Mr. Seefus provides that upon the closing of the merger, the Severance Agreement to which Mr. Seefus is a party, which generally provides that if Mr. Seefus' employment is terminated within one year following a change in control, or if Mr. Seefus resigned within one year following a change in control, Mr. Seefus would be entitled to a lump sum payment of 18 months salary and 150% of his last annual bonus, would remain in effect, but would be amended upon the closing of the merger. The amendment to Mr. Seefus' Severance Agreement would provide that the Severance Agreement would be terminated two years from the date of the closing of the merger or upon the termination of Mr. Seefus' employment with Eldorado for any reason other than for a reason for which severance is payable. Further, Mr. Seefus' Severance Agreement would be amended to provide that severance compensation would be payable to Mr. Seefus if Mr. Seefus terminates his employment with Eldorado for Good Reason (as defined below).

    The Letter Agreement with Mr. Nagy provides that Mr. Nagy will be the Executive Vice President and Chief Loan Officer of the Bank at a base salary of no less than $8,300 per month. In addition Mr. Nagy would be eligible to participate in the Eldorado Plan. Further, the Letter Agreement provides that Eldorado would make any remaining lease payments due with respect to the automobile driven by Mr. Nagy and transfer title to such automobile to Mr. Nagy. In addition, the Letter Agreement with Mr. Nagy provides that the existing Continuation Agreement which Mr. Nagy has with Antelope, which generally provides that Mr. Nagy will be entitled to annual benefits of $80,000 for 15 years after retirement if certain conditions are met, would remain in effect, but would be amended upon the closing of the merger to provide that receipt of any salary continuation payments would be contingent on Mr. Nagy's not competing or otherwise interfering with the business of Eldorado. In addition, the Letter Agreement with Mr. Nagy provides that upon the closing of the merger, the Severance Agreement to which Mr. Nagy is a party, which generally provides that if Mr. Nagy's employment is terminated within one year following a change in control, or if Mr. Nagy resigns within one year following a change in control, Mr. Nagy would be entitled to a lump sum payment of 12 months salary and 100% of his last annual bonus, would remain in effect, but would be amended upon the closing of the merger. The amendment to Mr. Nagy's Severance Agreement would provide that the Severance Agreement would be terminated two years from the date of the closing of the merger or upon the termination of Mr. Nagy's employment with Eldorado for any reason other than for a reason for which severance is payable. Further, Mr. Nagy's Severance Agreement would be amended to provide that severance compensation would be payable to Mr. Nagy if Mr. Nagy terminates his employment with Eldorado for Good Reason.

    The Letter Agreement with Mr. Hennager provides that upon effectiveness of the merger Mr. Hennager will be the Senior Vice President and Consumer Loan Administrator of the Bank at a base salary of no less than $7,633 per month. In addition Mr. Hennager would be eligible to participate in the Eldorado Plan. Further, the Letter Agreement provides that Eldorado would make any remaining lease payments due with respect to the automobile driven by Mr. Hennager and transfer title to such automobile to Mr. Hennager. In addition, the Letter Agreement with Mr. Hennager provides that the existing Continuation Agreement which Mr. Hennager has with Antelope, which generally provides that Mr. Hennager will be entitled to annual benefits of $65,000 for 15 years after retirement if certain conditions are met, would remain in effect, but would be amended upon the closing of the merger to provide that commencement of the salary continuation benefits would not begin until age 67 and that receipt of any salary continuation payments would be contingent on Mr. Hennager's not competing or otherwise interfering with the business of Eldorado. In addition, the Letter Agreement with Mr. Hennager provides that upon the closing of the merger, the Severance Agreement to which Mr. Hennager is a party, which generally provides that if Mr. Hennager's employment is terminated within one year following a change in control, or if Mr. Hennager resigns within one year following a change in control, Mr. Hennager would be entitled to a lump sum payment of 12 months salary and 100% of his last annual bonus, would remain in effect, but would be amended upon the closing of the merger. The amendment to Mr. Hennager's Severance Agreement would provide that the Severance Agreement would be terminated two years from the date of the closing of the merger or upon the termination of Mr. Hennager's employment with Eldorado for any reason other than for a reason for which severance is payable. Further, Mr. Hennager's Severance Agreement would be amended to provide that severance compensation would be payable to Mr. Hennager if Mr. Hennager terminates his employment with Eldorado for Good Reason.


    As it pertains to the Letter Agreements between Antelope and each of Messrs. Seefus, Nagy and Hennager, "Good Reason" means the continuation by Antelope, for more than 30 days after notice from the executive, of any of the following: (i) delegation of executive duties substantially inconsistent with such executive's position at Antelope, (ii) removal from such executive such authority and responsibility which is necessary to carry out the duties of the position of such executive, (iii) substantial and adverse alteration of the nature, status or prestige of such executive's responsibilities, (iv) relocation of the executive to an office more than 25 miles from the current location of Antelope's executive offices or (v) reduction of such executive's base compensation.



    In addition to the agreements described above with Messrs. Seefus, Nagy and Hennager, Antelope has in effect Continuation Agreements with three additional officers of Antelope. Pursuant to the terms of each such Continuation Agreement, as a result of the merger, the retirement benefits under the Continuation Agreements, to the extent not already vested, will become 100% vested, and Eldorado will assume the obligations of and be bound by the terms of each such Continuation Agreement. In the event the employment of any individual covered by such a Continuation Agreement is constructively terminated as a result of the merger, then such individual will be entitled to receive the same benefits upon reaching retirement age as that individual would have received had that individual remained continuously employed until such age.



    Margaret Torres is a party to a Severance Agreement which provides that, among other things, if Ms. Torres's employment is terminated within six months prior to or within 12 months following the merger, or Ms. Torres leaves the employment of Eldorado for any reason within 12 months following the effectiveness of the merger, Ms. Torres will be entitled to, among other things, a lump sum payment equal to one years' salary and an amount equal to 100% of her last annual bonus.


    INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. The Merger Agreement provides that, in the event of any threatened or actual claim or proceeding in which any person who is or has been a director, officer or employee of Antelope is, or is threatened to be, made a party based in whole or in part on, or pertaining to (i) the fact that such person was a director, officer or employee of Antelope or (ii) the Merger Agreement or any of the transactions contemplated thereby, Eldorado will, subject to the conditions set forth in the Merger Agreement, indemnify such person to the fullest extent permitted by law against any liability or expense incurred in connection with any such claim or proceeding. The Merger Agreement provides that Eldorado's indemnification obligation will continue for a period of six years following the effectiveness of the merger, provided the rights to indemnification in respect of any claim asserted or made within such period will continue until final disposition of such claim. The Merger Agreement further provides that Eldorado will cause the persons serving as directors and officers of Antelope immediately prior to the merger to be covered for a period of at least three years following the effectiveness of the merger by Antelope's directors' and officers' liability insurance policy provided that Eldorado will not be required to expend more than 150% of the amount expended by Antelope to procure such insurance for the 1998 policy year.

    INTEREST OF ELDORADO PRESIDENT AND CHIEF EXECUTIVE OFFICER. Pursuant to the terms of his employment agreement, Robert P. Keller, President and Chief Executive Officer of Eldorado, will receive 86,029 shares of Eldorado Common Stock upon completion of the merger. Such shares will be subject to certain restrictions set forth in Mr. Keller's employment agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER


    By virtue of the merger, Antelope will merge with a wholly owned subsidiary of Eldorado, AVB Acquisition Co., Inc. Antelope will be the surviving corporation in the merger and will be operated separately from Eldorado Bank, Eldorado's only banking subsidiary. Antelope will maintain its charter, but will adopt the bylaws of AVB Acquisition Co., Inc. After the completion of the merger, the Antelope Board will initially be fixed at five persons who shall initially be Clyde G. Golding, Jack D. Seefus, William Walsh IV and A.C. Warnack, all current Antelope directors, and Robert P. Keller, the President and Chief Executive Officer of Eldorado.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material Federal income tax consequences of the merger. It is intended to provide only a summary and does not include a complete analysis of all the potential federal income tax consequences or consequences that may vary with or are contingent upon the individual circumstances of particular Antelope shareholders such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, foreign taxpayers and other special status taxpayers. This discussion does not address any aspects of state, local or foreign tax laws or any federal tax laws other than those pertaining to income tax. Antelope shareholders who are individuals should be aware that the federal income tax rate on long-term capital gains of individuals is significantly lower than the tax rate that may apply to ordinary income or short-term capital gains of individuals, and that the amount of long-term capital gain, short-term capital gain or ordinary income that may be realized by a particular Antelope shareholder as a result of the merger may vary depending on a shareholders' particular circumstances. Each Antelope shareholder is advised to consult his or her own tax advisor concerning the specific tax consequences of the merger to such shareholder.

    No ruling has been requested from the Internal Revenue Service (the "Service") with respect to any of the matters discussed in this summary.

    It is a condition to the obligation of Antelope to consummate the merger that Antelope receive an opinion from Grant Thornton LLP, tax advisors for Antelope, concluding that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code. In addition, it is a condition to the obligation of Eldorado to consummate the merger that Eldorado receive a similar opinion from its tax counsel, Nutter, McClennen & Fish, LLP. Antelope shareholders should be aware that the opinion of the tax advisors represents the best judgment of such advisors, but is not binding on the Service or the courts. If the opinion from Grant Thornton LLP cannot be issued and the material federal income tax consequences are materially different from as described in this Proxy Statement/ Prospectus, Antelope will resolicit shareholders prior to proceeding with the merger.

    The following summary is based upon the continued accuracy of the representations made by Antelope and Eldorado with respect to the merger, including representations regarding the intended actions of Antelope and certain Antelope shareholders following the merger. If any of these representations is inaccurate, the tax consequences of the merger could differ from those described in this summary.

    Subject to the assumptions discussed above, the federal income tax consequences of the merger to a shareholder of Antelope are as follows:

        RECEIPT OF ELDORADO COMMON STOCK IN EXCHANGE FOR ANTELOPE SHARES. A shareholder of Antelope who receives shares of Eldorado Common Stock in exchange for all his or her shares of Antelope will recognize no gain or loss as a result of the merger. The basis of the Eldorado Common Stock received by that shareholder will be the same as the basis of the shares of the Antelope common shares exchanged therefor, and the holding period of these shares of Eldorado Common Stock will include the holding period of the Antelope common shares surrendered in the exchange, provided the latter shares were held by the shareholder as a capital asset at the effective time of the merger.

        FEDERAL INCOME TAX TREATMENT OF DISSENTING SHAREHOLDERS. The receipt of a cash payment in respect of dissenting shares by a dissenting Antelope shareholder will be a taxable event for federal income tax purposes, and any such shareholder should consult with his or her federal tax advisor with respect to the impact of such cash payment in his or her individual situation. Based upon the current ruling position of the Service, any shareholder of Antelope who effectively dissents from the merger and who receives cash for his or her shares will be treated as receiving a distribution in redemption of their Antelope common shares. In general, a distribution in redemption of stock will be treated as a payment in exchange for the shares. As a result of the distribution, Antelope shareholders who receive cash under their dissenters' rights, will recognize a gain (or loss) for federal income tax purposes equal to the difference between the cash received for those shares and the shareholder's tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time the shares are held by the dissenter and whether the shares are held as a capital asset.

        INFORMATION REPORTING AND BACK-UP WITHHOLDING. Shareholders of Antelope will be required to provide their social security number or their taxpayer identification number or, in some circumstances, certain other information in order to avoid the "backup withholding" requirements that might otherwise apply under the Code. If an Antelope shareholder is subject to backup withholding, tax will be withheld at the rate of 31% on any cash consideration received by such shareholder (e.g., payment in lieu of fractional shares or payment to dissenting Antelope shareholders) in the merger. Any amount paid as backup withholding will be credited against the holder's federal income tax liability. Antelope shareholders who receive Eldorado Common Stock must also comply with the information reporting requirements of the Treasury regulations under Section 368 of the Code.

    The foregoing discussion of the expected federal income tax consequences of the merger is based on the Code, the regulations thereunder, and the judicial and administrative interpretations thereof, all in effect on the date thereof. There is no assurance that subsequent legislative, regulatory, administrative or judicial decisions may not be forthcoming that would significantly change these expected consequences. Any such changes may or may not be retroactive with respect to transactions prior to the date of those changes.

 Each shareholder should consult his or her own tax advisor as to the specific tax consequences
of the merger applicable to him or her, including the application and effect of federal,
                        state, local and other tax laws.

ACCOUNTING TREATMENT


    A condition to the closing of the merger is that it will be accounted for as a pooling of interests. In addition, Eldorado and Antelope must each receive letters from their respective independent auditors, PricewaterhouseCoopers LLP and Grant Thornton LLP, that the transactions contemplated by the Merger Agreement qualify for pooling of interests accounting treatment. Eldorado and Antelope do not intend to request such letters until immediately prior to the closing of the merger. Under the pooling of interests method of accounting, the recorded amounts of the assets and liabilities of Eldorado and Antelope will be carried forward at their previously recorded amounts and no goodwill will be created. Revenues and expenses will be retroactively presented as if Eldorado and Antelope were combined for the entire fiscal period in which the merger occurs and for all periods prior to the merger at previously recorded amounts.


    In order for the merger to qualify for pooling of interests accounting treatment, substantially all of the outstanding Antelope common stock must be exchanged for Eldorado common stock with substantially similar terms. Eldorado and Antelope have agreed to use their best efforts to cause the merger to qualify for pooling of interests accounting treatment. See "Proposal One: The Merger -- Conditions to the Consummation of the Merger."

    In order, among other things, to assure the availability of pooling of interests accounting treatment, there are certain conditions relating to the exchange of Antelope common stock for Eldorado Common Stock by Affiliates (as defined below) of Antelope. In addition, the transferability of the Eldorado Common Stock to be received by such Affiliates will be restricted. For more information concerning such conditions and restrictions, see "-- Resales by Affiliates."

RIGHT OF DISSENTING STOCKHOLDERS

    GENERAL. If the Merger is approved and consummated, dissenters' rights will be available to holders of Antelope Common Stock who exercise such rights in accordance with Chapter 13 of the CGCL ("Chapter 13"). THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. The information set forth below is a general summary of dissenters' rights and is qualified in its entirety by reference to Chapter 13, a copy of which is attached hereto as Exhibit D. Shareholders should read Exhibit D in its entirety for more complete information concerning dissenters' rights.

    Each holder of shares of Antelope common stock which were outstanding as of the Record Date who follows the procedures set forth in Chapter 13 and who votes against the proposal to approve the Merger Agreement will be entitled to demand the purchase of such holder's shares of Antelope common stock for a cash purchase price equal to the fair market value of such holder's shares. The fair market value of shares of Antelope common stock will be determined as of September 15, 1998, the day before the public announcement of the Merger Agreement, excluding any appreciation or depreciation as a consequence of the proposed merger, but adjusted for any stock split, reverse stock split or share dividend which becomes effective after that date.

    In order to be entitled to exercise dissenters' rights, a shareholder of Antelope must vote "AGAINST" the Merger Agreement and the merger. Thus, any shareholder who wishes to dissent and executes and returns a proxy in the accompanying form must specify that such holder's shares are to be voted "AGAINST" the proposal to approve the Merger Agreement and the merger. If the shareholder returns a proxy without voting instructions or with instructions to vote "FOR" or to "ABSTAIN" on the proposal to approve the Merger Agreement and the merger, such holder's shares will not be voted against the Merger Agreement and the merger and the shareholder will lose his or her dissenters' rights.

    A shareholder of Antelope electing to exercise dissenters' rights must also make written demand upon Antelope for the purchase of dissenting shares and payment to such shareholder in cash of their fair market value. However, no such demand by a shareholder of Antelope will be effective for any purpose unless it is received by Antelope or Antelope's transfer agent on or prior to the date of the Antelope Meeting. The demand should specify the number of shares held of record by such shareholder which the shareholder demands to be purchased and a statement of what the shareholder claims to be the fair market value of those shares as of September 15, 1998. Such statement of the fair market value of the shares of Antelope common stock constitutes an offer by the shareholder to sell the shares at that price. Antelope's transfer agent is ChaseMellon Shareholder Services L.L.C., and its address is 85 Challenger Road, Ridgefield Park, New Jersey 97660.

    If the Merger Agreement is approved by Antelope's shareholders, Antelope will have ten days after such approval to mail a notice of such approval to each shareholder of Antelope who voted against the Merger Agreement, together with a copy of Sections 1300 to 1304 of Chapter 13, a statement of the price determined by Antelope to represent the fair market value of the dissenting shares as of September 15, 1998 and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' rights.

    Within 30 days after the date on which notice of the approval of the Merger Agreement is mailed, the dissenting shareholder must surrender to Antelope, at its principal office or at the office of Antelope's transfer agent, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Antelope common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

    If Antelope and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of such agreement (set by law in California at 10% per annum). Subject to the restrictions imposed under the CGCL on the ability of Antelope to purchase its outstanding shares, payment of the fair market value of the dissenting shares shall be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

    If Antelope denies that the shares surrendered are dissenting shares, or if Antelope and the dissenting shareholder fail to agree upon a fair market value of such shares of Antelope common stock, then the dissenting shareholder must, within six months after the notice of approval of the Merger Agreement and the merger is mailed, file a complaint in the Superior Court of Orange County, California requesting the court to make such determinations or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenter's rights will be lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value. Any such determination of the fair market value of any dissenting shares of Antelope maybe more than, less than or equal to the fair market value of the shares of Antelope common stock as of the date of the Antelope Meeting or as of the effective time of the merger.

    No dissenting shareholder who has elected to proceed under Chapter 13 may withdraw his or her dissent or demand for payment unless Antelope consents to such withdrawal.

    Eldorado's obligation to consummate the merger is conditioned on the number of shares of Antelope common stock whose holders have made demand for purchase under Chapter 13 constituting less than 5% of the outstanding shares of Antelope common stock.

RESALES BY AFFILIATES

    Shares of Eldorado Common Stock to be issued to stockholders of Antelope in connection with the merger will have been registered with the SEC under the Securities Act. Thus, all shares of Eldorado Common Stock to be received by holders of Antelope common stock upon consummation of the merger will be freely transferable by those stockholders of Antelope not deemed to be "Affiliates" of Eldorado or Antelope. Under the Securities Act, "Affiliates" generally are defined as persons (often considered to include, but not necessarily limited to, executive officers, directors and 10% stockholders) who control, are controlled by, or are under common control with (i) Eldorado or Antelope at the time of the Antelope Meeting or (ii) Eldorado at or after the consummation of the merger.

    Rule 145 promulgated by the SEC under the Securities Act restricts the sale of Eldorado Common Stock received in the merger by former Affiliates of Antelope and certain of their family members and related interests. Generally speaking, during the first year following the consummation of the merger, Affiliates of Antelope, may publicly resell the Eldorado Common Stock received by them in the merger provided that such sales comply with Rule 145 limitations as to the amount of Eldorado Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such former Affiliates of Antelope who are not Affiliates of Eldorado may resell their shares without any restriction. Persons who are affiliates of Eldorado after the Effective Time generally will remain subject to limitations and restrictions under SEC Rule 144 with respect to shares they may receive in connection with the merger, so long as they continue to be Affiliates.

    Affiliates of Antelope will be permitted to resell Eldorado Common Stock received in the merger without any restrictions provided that such sales are made pursuant to an effective registration statement filed with the SEC under the Securities Act or by means of another available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus may not be used to effectuate any resales of Eldorado common stock received by persons who may be deemed to be Affiliates of Eldorado or Antelope.

    SEC guidelines with respect to the qualification of the Merger for pooling of interests accounting treatment limit sales of shares of the acquiring and acquired companies by Affiliates of either company in a business combination. SEC guidelines indicate further that the pooling of interests method of accounting generally will not be challenged on the basis of sales by Affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results ("Post-Merger Financial Results") covering at least 30 days of post-merger operations of the combined entity have been published. Each Affiliate of Antelope and Eldorado has agreed not to sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to any shares of Antelope common stock held by such Affiliate, or any shares of Eldorado Common Stock in violation of these guidelines.

HOW TO SURRENDER AND RECEIVE ELDORADO COMMON STOCK IN EXCHANGE FOR ANTELOPE
  COMMON STOCK

    Within five days after the effective date of the merger, Antelope will provide for the mailing to each holder of record of shares of Antelope common stock a letter of transmittal and instructions for use in effecting the surrender of stock certificates which, immediately prior to the effective date of the merger represented shares of Antelope common stock, in exchange for the Merger Consideration. Upon the proper surrender of such stock certificate(s), together with a properly completed and duly executed letter of transmittal, the holder of such stock certificate(s) shall be entitled to receive, in exchange therefor, a certificate representing a number of shares of Eldorado Common Stock equal to the number of shares of Antelope common stock represented by such Antelope stock certificate(s) multiplied by 3.625 (as well as consideration in the form of cash for any fractional shares which a holder possesses), and any such Antelope stock certificate(s) so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration.

       ANTELOPE SHAREHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR STOCK CERTIFICATE(S) FOR EXCHANGE UNTIL THEY HAVE RECEIVED SUCH
       INSTRUCTIONS AND LETTER OF TRANSMITTAL AND HAVE COMPLETED THE LETTER OF TRANSMITTAL.

    In the event of a transfer of ownership of any shares of Antelope common stock that has not been registered in the transfer records of Antelope prior to the effective date of the merger, a certificate for Eldorado Common Stock representing the Merger Consideration may be issued to the transferee if the stock certificate(s) representing such shares of Antelope common stock is presented accompanied by documents sufficient, in the reasonable discretion of Eldorado and its exchange agent, to evidence and effect such transfer and to evidence that all applicable stock transfer taxes have been paid.

    From and after the effective date of the merger, there shall be no transfers on the stock transfer records of Antelope of any shares of Antelope common stock that were outstanding immediately prior to the effective date of the merger. If, after the effective date of the merger, any stock certificate(s) representing such shares is presented, the stock certificate(s) shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof in accordance with the procedures set forth in the Merger Agreement.

    Any portion of the aggregate Merger Consideration that remains unclaimed by Antelope shareholders for six months after the effective date of the merger shall be redelivered to Eldorado, upon demand. Any Antelope shareholders who have not theretofore complied with the procedures regarding exchange of their shares in accordance with the Merger Agreement shall thereafter look only to Eldorado for delivery of the Merger Consideration in respect of each share of Antelope common stock such shareholder holds as determined pursuant to the Merger Agreement, without any interest thereon. Notwithstanding the foregoing, none of Eldorado, Antelope nor any other person shall be liable to any former holder of Antelope common stock for any amount delivered to a public official pursuant to applicable abandoned property laws.

    In the event any Antelope stock certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate(s) to be lost, stolen or destroyed and, if required by Eldorado, the posting by such person of a bond in such amount as Eldorado may direct as indemnity against any claim that may be made against it with respect to such stock certificate(s), such person will be issued in exchange for such lost, stolen or destroyed stock certificate(s), the Merger Consideration deliverable in respect thereof pursuant to the Merger Agreement.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    The obligations of each party to consummate the merger are subject to the conditions that the merger shall have been approved by the holders of a majority of Antelope common stock, that no legal or administrative proceedings shall be pending to restrain or prohibit the merger and that all required regulatory approvals shall have been obtained. See "-- Regulatory Approvals Required for the Merger."

    The obligations of Eldorado to consummate the merger are subject to certain additional conditions, including:

    - the accuracy of the representations and warranties made by Antelope in the Merger Agreement both as of the date of the Merger Agreement and, with certain exceptions, as of the Closing Date (which representations include the absence of any material adverse change in the financial condition or results of operations of Antelope),

    - the performance by Antelope of the agreements and covenants to be performed by it on or prior to the Closing Date,

    - the receipt of legal and accountants' opinions (including an opinion that the merger will qualify for "pooling of interests" accounting treatment),

    - the receipt of all third party consents which are necessary to permit the merger,

    - the absence of any "unsatisfactory" rating with respect to Antelope pursuant to any regulatory examination,

    - the absence of any change in the number of outstanding shares of Antelope common stock,

    - the execution of non-competition agreements by certain of Antelope's directors, and

    - the requirement that the aggregate number of shares of the Antelope common stock whose holders have made demand for purchase of those shares under Chapter 13 constitute less than 5.0% of all shares of Antelope common stock outstanding as of the date of the Antelope Meeting.

    The obligations of Antelope to consummate the merger are subject to certain additional conditions, including:

    - the accuracy of the representations and warranties made by Eldorado in the Merger Agreement both as of the date of the Merger Agreement and, with certain exceptions, as of the Closing Date,

    - the performance by Eldorado of the agreements and covenants to be performed by it on or prior to the Closing Date,

    - the receipt of legal and accountants' opinions (including an opinion generally to the effect that the tax treatment of the merger and the Merger Consideration will be as described under "-- Certain Federal Income Tax Consequences," and an opinion that the merger will qualify for "pooling of interests" accounting treatment), and

    - the receipt by the Exchange Agent of the aggregate Merger Consideration from Eldorado.

CONDUCT OF BUSINESS PENDING THE MERGER

    Between the date of the Merger Agreement and the Closing Date, Antelope has, among other things, agreed to:

    - refrain from negotiations with any other entity concerning an acquisition proposal;

    - make available to Eldorado all information regarding Antelope that Eldorado may reasonably request;

    - use its best efforts to bring about the specific conditions of the Merger Agreement;

    - advise Eldorado of any material change in Antelope's financial condition, business prospects and various other matters;

    -  promptly provide Eldorado with current information about Antelope;

    - conduct its business only in the normal course, with certain events or contemplated actions requiring the prior written consent of Eldorado, and use all commercially reasonable efforts to preserve its present business organization and business relationships, and to retain the services of its officers and key employees;

    -  refrain from paying any dividend;

    - refrain from issuing any additional securities or making any change in its capital structure;

    - refrain from selling, leasing, assigning or otherwise disposing of any property or asset, with certain exceptions;

    - from increasing the compensation or fringe benefits payable to any officer or employee, subject to certain exceptions in the usual and ordinary course of business; and

    - refrain from making, amending or renewing, or entering into any commitment to make, amend or renew, any loan exceeding certain dollar thresholds without the prior consent of Eldorado, subject to certain exceptions.

    Between the date of the Merger Agreement and the Closing Date, Eldorado has agreed, among other things, to:

    - use its best efforts to bring about the specific conditions of the Merger Agreement;


    - advise Antelope promptly of any material adverse change to the capital, financial condition or business prospects of Eldorado;


    - obtain a continuation of or replacement for Antelope's existing Directors' and Officers' liability insurance for a period of three years following the Closing (so-called "tail" coverage), subject to certain limitations, and


    - use all commercially reasonable efforts to cause the Eldorado Common Stock issued in the merger to be listed on Nasdaq as soon as practical following the Closing.


    Each party has agreed to take all corporate actions required of it and to prepare and file all applications for regulatory approvals with respect to the merger, to cooperate fully with the other party in the preparation of the other party's applications and to seek all necessary consents from third parties.

EXPENSES


    Except as provided with respect to termination, each of Antelope and Eldorado is responsible for its own costs and expenses incurred in connection with the merger. Investment banking and other professional fees in connection with the merger to be assumed by Antelope if the merger is completed are anticipated to be approximately $750,000.


TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated by Eldorado under the following circumstances:

    - Antelope has materially breached any representation or warranty contained in the Merger Agreement (including the representation that nothing has occurred prior to the Closing Date which has had, or could reasonably be expected to have, a material adverse effect on Antelope or Antelope's ability to consummate the Merger) or materially failed to satisfy or comply with any of its agreements and covenants in the Merger Agreement, and Antelope has not successfully corrected the grounds for termination within 15 business days of the notice of breach or default;


    - Antelope has not reaffirmed its intent to proceed with the merger following Antelope's receipt of a Qualifying Strategic Transaction Proposal, as defined below, or the Antelope Board fails to recommend approval of the Merger Agreement and the merger to Antelope's shareholders or withdraws its recommendation of approval prior to the Antelope Meeting; or

    - Antelope fails to meet all the conditions to Eldorado's performance as specified in the Merger Agreement.

    The Merger Agreement may be terminated by Antelope under the following circumstances:


    - Eldorado has failed to satisfy or comply with, in any material respect, any of its agreements and covenants in the Merger Agreement and has not successfully corrected the grounds for termination within 15 business days of the notice of breach or default;


    - Antelope receives a "Qualifying Strategic Transaction Proposal," as defined below, provided that it has paid the Termination Fee (as defined below) to Eldorado;

    - Antelope's shareholders fail to approve the Merger Agreement and the merger, provided that the Antelope Board of Directors has given and not withdrawn its recommendation of approval; or

    - Eldorado fails to meet all the conditions to Antelope's performance as specified in the Merger Agreement.

    The Merger Agreement may be terminated by either party:

    -  upon the denial of any required regulatory approval; or

    - if the Closing has not occurred by April 30, 1999, provided that a party may not terminate the Merger Agreement if the reason the Closing has not occurred is due to the breach by such party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

    The Merger Agreement may be amended or terminated at any time by the mutual written agreement of the parties.

    Antelope has agreed to pay Eldorado a termination fee if the Merger Agreement and the merger are terminated under certain circumstances. In the event that a termination occurs because Antelope has received a "Qualifying Strategic Transaction Proposal," as defined below, or in the event the Merger Agreement and the merger are terminated by Eldorado because the Antelope Board failed to give its recommendation of approval or withdrew its recommendation of approval to the shareholders, then Antelope has agreed (i) to pay to Eldorado cash in the amount of $500,000, plus Eldorado's expenses incurred in connection with the Merger Agreement and the merger (collectively, the "Termination Fee"), and (ii) that a stock option previously issued by Antelope to Eldorado to purchase shares of Antelope common stock shall become immediately exercisable. See "-- Stock Option Agreement."

    In the event the Merger Agreement and the merger are terminated by Antelope because Antelope's shareholders have affirmatively voted not to approve the merger, then Antelope has agreed to pay the Termination Fee to Eldorado. The timely payment by Antelope of the Termination Fee

(together with the exerciseability of the stock option, if applicable) shall constitute the exclusive remedy for Eldorado for any potential claims against Antelope under the Merger Agreement, so long as Antelope has not breached the Merger Agreement prior to the time the Merger Agreement is terminated.

    For purposes of the Merger Agreement, a "Strategic Transaction Proposal" means any proposal regarding any acquisition or purchase of all or a significant (i.e., more than 20%) portion of the assets of Antelope or an equity interest of more than 5% in Antelope, any merger or other business combination involving Antelope, any recapitalization involving Antelope resulting in an extraordinary dividend or distribution to Antelope's shareholders or a self-tender for or redemption of Antelope common stock. Although Antelope is generally prohibited from soliciting or encouraging, directly or indirectly, any Strategic Transaction Proposals, the Merger Agreement anticipates the possibility that Antelope may receive a "Qualifying Strategic Transaction Proposal." A "Qualifying Strategic Transaction Proposal" is a Strategic Transaction Proposal as to which the Antelope Board has determined that, because of the fiduciary duties owed by the Antelope Board to Antelope's shareholders, Antelope is required to engage in discussions or negotiations with the third party which has made the proposal and otherwise pursue the proposal, including possibly withdrawing the Antelope Board's recommendation of approval of the Merger Agreement and the merger and/or terminating the Merger Agreement. The determination by the Antelope Board that a Strategic Transaction Proposal qualifies as a Qualifying Strategic Transaction Proposal must be made after consultation with Antelope's legal counsel and after receipt of a written opinion of Antelope's financial advisors that the financial terms of such proposal are, from the perspective of Antelope's shareholders, financially superior to the Merger Consideration.

STOCK OPTION AGREEMENT

    One condition to the Merger Agreement was that Antelope enter into a Stock Option Agreement with Eldorado, dated September 16, 1998 (the "Stock Option Agreement"). The following is a summary of the terms and conditions of the Stock Option Agreement, and is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit B.


    Pursuant to the Stock Option Agreement, Antelope has granted to Eldorado an option (the "Option") to purchase up to 152,700 shares of Antelope common stock (representing approximately 19.9% of the issued and outstanding shares of Antelope common stock, without taking into account the shares of common stock issuable upon exercise of the Option, or 16.6% of the Antelope common stock taking into account the issuance of those shares). The exercise price per share under the Stock Option Agreement is $43.25 per share (the "Option Price"). The Option is exercisable only following the occurrence of two events, referred to as an "Initial Triggering Event" and a "Subsequent Triggering Event," before the expiration of the Option. Exercise of the Option by Eldorado may be subject to the prior approval of certain regulatory authorities.


    While the term is defined more precisely in the Stock Option Agreement, an "Initial Triggering Event" is defined generally to be the occurrence of any of the following events without Eldorado's prior consent: (i) an agreement by Antelope to engage in, or a recommendation by the Antelope Board for the approval of, a merger, consolidation, sale of all or substantially all of its assets, or any similar transaction with any third party, or any transaction in which a third party will acquire securities representing 10% or more of the voting power of Antelope; (ii) acquisition by any person of beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Antelope common stock, if such person owned beneficially less than 10% of the outstanding shares of Antelope common stock on September 16, 1998, or the acquisition, by any person who beneficially owned 10% or more of the outstanding Antelope common stock on September 16, 1998 of beneficial ownership of an additional 3% of the outstanding Antelope common stock; (iii) after a public announcement (or after it otherwise becomes publicly known) that any person other than Eldorado has made a bona-fide proposal to Antelope or its stockholders to engage in an transaction of the nature described above or has filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority for approval of a transaction of the nature described above, either
(A) the Antelope stockholders do not approve the merger and the Merger Agreement at the Antelope Meeting, or (B) the Antelope Meeting is not held or is canceled prior to the termination of the Merger Agreement, or (C) the Antelope Board withdraws its recommendation with respect to the Merger Agreement or modifies that recommendation in a manner adverse to Eldorado; (iv) after any person has made a proposal to Antelope or its shareholders to engage in a transaction of the nature described above, Antelope breaches any covenant or obligation contained in the Merger Agreement, and such breach is of a nature that would entitle Eldorado to terminate the Merger Agreement and is not remedied within specified periods; or (v) commencement of a tender offer or exchange offer for, or filing of a registration statement under the Securities Act with respect to, the purchase of any shares of Antelope common stock such that, upon consummation of the proposed offer, the offeror would own or control 50% or more of the then outstanding shares of Antelope common stock.



    While the term is defined more precisely in the Stock Option Agreement, a "Subsequent Triggering Event" is defined generally to be the purchase or acquisition by any person (including by merger, share exchange or similar transaction) of 15% or more of the outstanding Antelope common stock or 15% or more of the voting power with respect to the Antelope common stock prior to the date on which the Merger Agreement is terminated.


    The Option will expire, and will never become exercisable, if the Merger Agreement is terminated in accordance with its terms prior to the occurrence of an Initial Triggering Event. If an Initial Triggering Event occurs before the termination of the Merger Agreement, the Option will continue in effect for a period of 12 months following the termination of the Merger Agreement in accordance with its terms, whether or not a Subsequent Triggering Event has also occurred prior to such termination. The Option will also terminate upon the closing of the merger.

    As of the date of this Proxy Statement/Prospectus, to the knowledge of Eldorado and Antelope, no Initial Triggering Event or Subsequent Triggering Event has occurred.

    If both an Initial Triggering Event and a Subsequent Triggering Event occur prior to the termination of the Option, Eldorado may require Antelope to repurchase the Option at a price (the "Option Repurchase Price") equal to the amount by which the "market/offer price" (as described below) exceeds the exercise price of the Option, multiplied by the number of shares for which the Option may then be exercised. The repurchase of the Option by Antelope pursuant to the terms of the Stock Option Agreement may be subject to the prior approval of certain regulatory authorities. See "-- Regulatory Approvals Required for the Merger." If Eldorado has exercised the Option, Eldorado may also require Antelope to repurchase all or any portion of the shares issued upon exercise at a price equal to the greater of the market/offer price or the average exercise price per share paid with respect to the shares to be repurchased, and/or may require Antelope to register the shares issued upon exercise for resale in accordance with the Securities Act. Under the terms of the Stock Option Agreement, Eldorado is generally permitted to assign both its rights under the Option and its rights with respect to shares purchased upon exercise of the Option to a third party


    As defined in the Stock Option Agreement, the term "market/offer price" consists generally of the highest of (i) the price per share of Antelope common stock at which a tender offer or exchange offer for such shares has been made,
(ii) the price per share of Antelope common stock to be paid by any person pursuant to an agreement with Antelope, (iii) the highest sale price for shares of Antelope common stock within the six-month period immediately preceding the required repurchase of the Option or Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of Antelope's assets, the sum of the price paid in such sale for such assets and the value of the remaining assets of Antelope, divided by the number of shares of Antelope common stock outstanding at the time of such sale.

    In the event that, prior to the expiration of the Option, Antelope enters into any agreement (i) to consolidate with or merge into any person other than Eldorado or one of its subsidiaries and is not the surviving corporation, (ii) to permit any person (other than Eldorado or any of its subsidiaries) to merge into Antelope and, although Antelope is the surviving corporation, Antelope common stock is exchanged for stock or other securities of the other person or for cash or other property, or the shares of Antelope common stock outstanding right before the merger represent less than 50% of the outstanding shares of Antelope after the merger, or (iii) to sell or otherwise transfer all or substantially all of Antelope's assets to any person (other than Eldorado or any of its subsidiaries), then such agreement must provide that the Option will be converted into a substitute option to purchase a corresponding number of shares of the corporation resulting from such transaction (or the corporate parent of such surviving corporation). The holder of such substitute option has the right, prior to the expiration of the Option, to require the issuer of the substitute option (whether Antelope or a surviving corporation) to repurchase such substitute option or the securities issuable upon the exercise of such substitute option.

    The Stock Option Agreement is intended to increase the likelihood that the merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement might have the effect of discouraging persons who might now be, or who might prior to the Effective Time become interested in acquiring all of, or a significant interest in, Antelope, from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Antelope common stock than the then-current market price for such shares. The acquisition of Antelope, or an interest in Antelope, or an agreement to do either, could cause the Option to become exercisable. The existence of the Stock Option Agreement could significantly increase the cost to a potential acquiror of acquiring Antelope. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire Antelope than it might otherwise have proposed to pay.

                           ELDORADO BANCSHARES, INC.
                             ELDORADO BANCORP, INC.
                              ANTELOPE VALLEY BANK

            UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

    Effective June 6, 1997, Eldorado completed the acquisition of 100% of the outstanding stock of Eldorado Bancorp ("Bancorp") for cash consideration of $23.00 per share (the "Eldorado Acquisition"). Contemporaneously with the Eldorado Acquisition, each Bancorp stock option that had not previously been exercised (collectively, the "Bancorp Options") was cancelled in return for the payment by Bancorp of the difference between the $23.00 per share merger consideration and the exercise price of such option. The aggregate consideration paid to holders of Bancorp common stock and Bancorp Options (net of the tax benefit arising out of the Bancorp Options) was approximately $90.3 million and was accounted for using the purchase accounting method for business combinations. Bancorp had total assets of approximately $400 million at March 31, 1997.

    As of September 22, 1998, Eldorado and Antelope entered the Merger Agreement. Pursuant to such agreement and upon consumation of the merger, Eldorado will issue an aggregate of approximately 2.8 million shares of its common stock to shareholders of Antelope and Eldorado will account for the transaction using the pooling of interests accounting method. As of June 30, 1998, Antelope had total assets of $200.9 million.


    The following Unaudited Pro Forma Combined Condensed Financial Information combines the historical Consolidated Condensed Financial Statements of Eldorado, Antelope and Bancorp giving effect to the Eldorado Acquisition and the merger as if each had been effective as of January 1, 1997 with respect to the Pro Forma Combined Condensed Statements of Operations. This information is presented under the purchase method of accounting for business combinations for the Eldorado Acquisition and the pooling of interests method for the merger after giving effect to the one-for-two reverse split of shares of Eldorado common stock that was effected by Eldorado on September 4, 1998. This information should be read in conjunction with the historical consolidated financial statements of Eldorado, Antelope and Bancorp, including their respective notes thereto, which are incorporated by reference herein and which appear in Annexes I through V delivered with this Proxy Statement/Prospectus and in conjunction with the condensed historical selected financial data of Eldorado and other pro forma combined condensed financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus.


    Since merger and reorganization costs are nonrecurring, they have not been reflected in the Unaudited Pro Forma Combined Condensed Statement of Operations. The Unaudited Pro Forma Combined Condensed Financial Information does not give effect to any anticipated operating efficiencies of the Eldorado Acquisition or the merger. The Unaudited Pro Forma Combined Condensed Statement of Operations is not necessarily indicative of the results that would have occurred had the Eldorado Acquisition and the merger been consummated on January 1, 1997 or that may be achieved in the future. The actual results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including changes in interest rates and other changes in operating results. For information regarding the uncertainty of assumptions, estimates and expectations reflected herein, see "Summary -- Cautionary Statement Regarding Forward-looking Information."

                           ELDORADO BANCSHARES, INC.
                                ELDORADO BANCORP
                              ANTELOPE VALLEY BANK
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                                                                                                       PRO FORMA
                                                                                              ----------------------------
                                                 HISTORICAL         PRO FORMA                                  ANTELOPE/
                                           ----------------------   ANTELOPE/    HISTORICAL                     BANCORP/
                                            ELDORADO    ANTELOPE     ELDORADO      BANCORP    ADJUSTMENTS(2)    ELDORADO
                                           ----------  ----------  ------------  -----------  --------------  ------------

                                                                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income:
  Interest and fees on loans.............  $   43,103  $   10,408  $     53,511   $   9,388    $         --   $     62,899
  Interest from lease finance
    receivables..........................       4,127          --         4,127          --              --          4,127
  Interest on Federal funds sold.........       1,286         451         1,737         455            (381)a        1,811
  Interest on investments................       4,979       2,505         7,484       2,691              --         10,175
                                           ----------  ----------  ------------  -----------  --------------  ------------
    Total interest income................      53,495      13,364        66,859      12,534            (381)        79,012
Interest expense:
  Interest on deposits...................      18,143       3,481        21,624       3,116              --         24,740
  Debentures.............................       1,908          --         1,908          --           1,389b         3,297
  Federal funds purchased................         563          --           563          63              --            626
                                           ----------  ----------  ------------  -----------  --------------  ------------
    Total interest expense...............      20,614       3,481        24,095       3,179           1,389         28,663
                                           ----------  ----------  ------------  -----------  --------------  ------------
  Net interest income....................      32,881       9,883        42,764       9,355          (1,770)        50,349
Provision for loan and lease losses......       1,495       1,054         2,549          --              --          2,549
                                           ----------  ----------  ------------  -----------  --------------  ------------
Net interest income after provision for
  loan and lease losses..................      31,386       8,829        40,215       9,355          (1,770)        47,800
Non-interest income:
  Service charges on deposit accounts....       2,675       2,887         5,562         965              --          6,527
  Gain on sale of mortgage loans.........       6,887          --         6,887          --              --          6,887
  Other income...........................       5,342       1,338         6,680         798              --          7,478
                                           ----------  ----------  ------------  -----------  --------------  ------------
    Total noninterest income.............      14,904       4,225        19,129       1,763              --         20,892
Non-interest expense:
  Salaries and employee benefits.........      16,172       4,818        20,990       3,508              --         24,498
  Occupancy and equipment................       5,959       1,053         7,012       1,274              --          8,286
  Provision for recourse obligation......       2,021          --         2,021          --              --          2,021
  Amortization of goodwill and other
    intangibles..........................       2,514         367         2,881         257           1,040c         4,178
  Other..................................      13,022       4,474        17,496       2,640              --         20,136
                                           ----------  ----------  ------------  -----------  --------------  ------------
    Total noninterest expense............      39,688      10,712        50,400       7,679           1,040         59,119
                                           ----------  ----------  ------------  -----------  --------------  ------------
Net income (loss) before taxes...........       6,602       2,342         8,944       3,439          (2,810)         9,573
Income tax benefit (provision)...........      (3,612)       (422)       (4,034)     (1,335)            806d        (4,563)
                                           ----------  ----------  ------------  -----------  --------------  ------------
Net income (loss)........................  $    2,990  $    1,920  $      4,910   $   2,104    $     (2,004)  $      5,010
                                           ----------  ----------  ------------  -----------  --------------  ------------
                                           ----------  ----------  ------------  -----------  --------------  ------------
Net income (loss) available to common....  $    2,259  $    1,920  $      4,179   $   2,104    $     (2,552)e $      3,731
Weighted average shares outstanding
  Basic..................................   7,406,062   2,781,615    10,187,677                   1,939,634     12,127,311
  Diluted................................   8,634,651   2,781,615    11,416,266                   1,212,326     12,628,592
Earnings per share
  Basic..................................  $      .31  $      .69  $        .41                               $        .31
  Diluted................................  $      .26  $      .69  $        .37                               $        .30

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                                ELDORADO BANCORP
                              ANTELOPE VALLEY BANK


      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

    Certain historical data of Bancorp has been reclassified on a pro forma basis to conform to Eldorado's classifications.

NOTE 2: ADJUSTMENTS

a          --         Represents the foregone interest on the dividend of $17 million from
                      Eldorado Bank to its parent Eldorado Bancorp, Inc. to partially fund the purchase by Eldorado and pay certain expense obligations incurred in conjunction with the Eldorado Acquisition.

b          --         Represents the additional interest that would have been paid on the subordinated debentures issued in conjunction with the Eldorado Acquisition at a rate of 11.75% per annum, had they been issued on January 1, 1997.

c          --         Reflects the additional amortization of the excess cost over net assets acquired in the Bancorp Acquisition over a useful life of twenty years utilizing the straight line method. The annual amortization of the Bancorp goodwill and other intangibles will be approximately $2.5 million.

d          --         Reflects tax benefit related to the deductible expenses incurred in conjunction with the Eldorado Acquisition computed using the combined federal and state tax rate of 42%.

e          --         Reflects the additional preferred dividend that would have been made to the holders of the Series B preferred stock issued in conjunction with the
                      Eldorado Acquisition at a rate of 11.00% per annum, had they been issued on
                      January 1, 1997

NOTE 3:

    Per share data is based upon the exchange ratio of 3.625 shares of Eldorado Common Stock for each share of Antelope common stock and have also been retroactively restated to reflect the one-for-two reverse split of all classes of Eldorado common stock effective September 4, 1998.

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


    The following Unaudited Pro Forma Combined Condensed Financial Information combines the historical Consolidated Condensed Financial Statements of Eldorado and Antelope giving effect to the merger as if it had been effective on June 30, 1998 and December 31, 1997, respectively, with respect to the Pro Forma Combined Condensed Statement of Condition, and as of the beginning of the respective periods indicated, with respect to the Pro Forma Combined Condensed Statements of Operations. This information is presented under the pooling of interests accounting method after giving effect to the one-for-two reverse split of Eldorado common stock effective September 4, 1998. This information should be read in conjunction with the historical consolidated financial statements of Eldorado and Antelope, including the respective notes thereto, which are incorporated by reference herein and which appear in Annexes I through IV delivered with this Proxy Statement/Prospectus, and in conjunction with the historical Selected Financial Data and Pro Forma Combined Summary Financial Data, including the Notes thereto, appearing elsewhere in this Proxy Statement Prospectus.


    The effect of estimated merger and reorganization costs expected to be incurred in connection with the merger has been reflected in the Unaudited Pro Forma Combined Condensed Statement of Condition; however, because the estimated costs are nonrecurring, they have not been reflected in the Unaudited Pro Forma Combined Condensed Statements of Operation. The Unaudited Pro Forma Combined Condensed Financial Information does not give effect to any anticipated operating efficiencies in conjunction with the merger. The Unaudited Pro Forma Combined Condensed Financial Information is provided for informational purposes only. The Unaudited Pro Forma Combined Condensed Statement of Condition is not necessarily indicative of the actual financial position that would have existed had the merger been consummated on June 30, 1998, or that may exist in the future. The Unaudited Pro Forma Combined Condensed Statements of Operation are not necessarily indicative of the results that would have occurred had the merger been consummated on the dates indicated or that may be achieved in the future. Assuming the consummation of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including changes in value and changes in operating results between the dates of the pro forma financial data presented herein and the date on which the merger takes place. For information regarding the uncertainty of assumptions, estimates and expectations reflected herein, see "Summary -- Cautionary Statement Regarding Forward-looking Information."

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK


    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF FINANCIAL CONDITION



                          POOLING OF INTERESTS METHOD


                                 JUNE 30, 1998


                                                                 HISTORICAL                    PRO FORMA
                                                          -------------------------  -----------------------------
                                                            ELDORADO     ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                          ------------  -----------  ---------------  ------------
                                                                               (IN THOUSANDS)
                                                          --------------------------------------------------------
ASSETS

Cash and due from banks.................................  $    160,245   $  16,863     $        --    $    177,108
Federal funds sold......................................            --      15,060              --          15,060
Interest bearing deposits in other banks................            --       1,566              --           1,566
Securities available for sale...........................        61,054      35,823              --          96,877
Mortgage loans held for sale............................       187,603          --              --         187,603
Loans and leases, net...................................       500,874     118,822              --         619,696
Loan and servicing sale receivable......................         4,655          --              --           4,655
Premise and equipment...................................         9,539       2,786              --          12,325
Other real estate owned.................................         1,499          20              --           1,519
Goodwill and other intangibles..........................        65,078       3,874              --          68,952
Other assets............................................        32,763       6,102              --          38,865
                                                          ------------  -----------  ---------------  ------------
Total assets............................................  $  1,023,310   $ 200,916     $        --    $  1,224,226
                                                          ------------  -----------  ---------------  ------------
                                                          ------------  -----------  ---------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits
    Noninterest bearing.................................  $    256,166   $  54,542     $        --    $    310,708
    Interest bearing....................................       620,436     123,583              --         744,019
                                                          ------------  -----------  ---------------  ------------
      Total deposits....................................       876,602     178,125              --       1,054,727
  Federal funds purchased...............................         3,374          --              --           3,374
  Subordinated debentures...............................        27,657          --              --          27,657
  Due to related parties................................           473          --              --             473
  Accrued expenses and other liabilities................        17,513       2,177           1,504          21,194
                                                          ------------  -----------  ---------------  ------------
    Total liabilities...................................       925,619     180,302           1,504       1,107,425
Shareholders' equity:
  Preferred stock.......................................        11,659          --              --          11,659
  Common stock..........................................        84,038       3,625              --          87,663
  Retained earnings.....................................         3,311      16,796          (1,504)         18,603
  Unearned compensation.................................        (1,258)         --              --          (1,258)
  Accumulated other comprehensive income................           (59)        193              --             134
                                                          ------------  -----------  ---------------  ------------
    Total shareholders' equity..........................        97,691      20,614          (1,504)        116,801
                                                          ------------  -----------  ---------------  ------------
Total liabilities and shareholders' equity..............  $  1,023,310   $ 200,916     $        --    $  1,224,226
                                                          ------------  -----------  ---------------  ------------
                                                          ------------  -----------  ---------------  ------------


   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK


    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF FINANCIAL CONDITION



                          POOLING OF INTERESTS METHOD


                               DECEMBER 31, 1997


                                                                  HISTORICAL                  PRO FORMA
                                                            ----------------------  -----------------------------
                                                             ELDORADO    ANTELOPE   ADJUSTMENTS (2)    ELDORADO
                                                            ----------  ----------  ---------------  ------------
                                                                               (IN THOUSANDS)
                                                            -----------------------------------------------------
ASSETS

Cash and due from banks...................................  $   81,030  $   18,447    $        --    $     99,477
Federal funds sold........................................      40,000       4,380             --          44,380
Interest bearing deposits in other banks..................          --       1,962             --           1,962
Securities available for sale.............................      67,295      36,641             --         103,936
Mortgage loans held for sale..............................      96,230          --             --          96,230
Loans and leases, net.....................................     509,653     116,127             --         625,780
Loan and servicing sale receivable........................       1,247          --             --           1,247
Premise and equipment.....................................      11,232       2,527             --          13,759
Other real estate owned...................................       2,740          20             --           2,760
Goodwill and other intangibles............................      66,769       4,134             --          70,903
Other assets..............................................      26,159       5,421             --          31,580
                                                            ----------  ----------  ---------------  ------------
Total assets..............................................  $  902,355  $  189,659    $        --    $  1,092,014
                                                            ----------  ----------  ---------------  ------------
                                                            ----------  ----------  ---------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits
    Noninterest bearing...................................  $  289,344  $   48,856    $        --    $    338,200
    Interest bearing......................................     475,859     119,011             --         594,870
                                                            ----------  ----------  ---------------  ------------
        Total deposits....................................     765,203     167,867             --         933,070

  Federal funds purchased.................................       2,050          --             --           2,050
  Subordinated debentures.................................      27,657          --             --          27,657
  Mandatory convertible debentures........................         537          --             --             537
  Accrued expenses and other liabilities..................      12,172       2,112          1,504          15,788
                                                            ----------  ----------  ---------------  ------------
    Total liabilities.....................................     807,619     169,979          1,504         979,102

Shareholders' equity:
  Preferred stock.........................................      11,659          --             --          11,659
  Common stock............................................      84,038       3,625             --          87,663
  Retained earnings.......................................         524      15,935         (1,504)         14,955
  Unearned compensation...................................      (1,509)         --             --          (1,509)
  Accumulated other comprehensive income..................          24         120             --             144
                                                            ----------  ----------  ---------------  ------------
    Total shareholders' equity............................      94,736      19,680         (1,504)        112,912
                                                            ----------  ----------  ---------------  ------------

Total liabilities and shareholders' equity................  $  902,355  $  189,659    $        --    $  1,092,014
                                                            ----------  ----------  ---------------  ------------
                                                            ----------  ----------  ---------------  ------------


   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                          POOLING OF INTERESTS METHOD
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                               HISTORICAL                    PRO FORMA
                                                       --------------------------  ------------------------------
                                                         ELDORADO      ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                       ------------  ------------  ---------------  -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
                                                       ----------------------------------------------------------
Interest income:
  Interest and fees on loans.........................  $     43,103  $     10,408   $          --   $      53,511
  Income from lease finance receivables..............         4,127            --              --           4,127
  Interest and dividend on securities................         4,979         2,351              --           7,330
  Interest on Federal funds sold.....................         1,286           451              --           1,737
  Interest on deposits with other financial
    institutions.....................................            --           154              --             154
                                                       ------------  ------------  ---------------  -------------
    Total interest income............................        53,495        13,364              --          66,859
Interest expense:
  Interest on deposits...............................        18,143         3,481              --          21,624
  Debentures.........................................         1,908            --              --           1,908
  Federal funds purchased............................           563            --              --             563
                                                       ------------  ------------  ---------------  -------------
    Total interest expense...........................        20,614         3,481              --          24,095
                                                       ------------  ------------  ---------------  -------------
      Net interest income............................        32,881         9,883              --          42,764
Provision for loan and lease losses..................         1,495         1,054              --           2,549
                                                       ------------  ------------  ---------------  -------------
Net interest income after provision for loan and
  lease losses.......................................        31,386         8,829              --          40,215
Noninterest income:
  Service charges on deposit accounts................         2,675         2,887              --           5,562
  Gain on sale of mortgage loans.....................         6,887            --              --           6,887
  Other income.......................................         5,342         1,338              --           6,680
                                                       ------------  ------------  ---------------  -------------
    Total noninterest income.........................        14,904         4,225              --          19,129
Noninterest expense:
  Salaries and employee benefits.....................        16,172         4,818              --          20,990
  Occupancy and equipment............................         5,959         1,053              --           7,012
  Provision for recourse obligation..................         2,021            --              --           2,021
  Amortization of goodwill and other intangibles.....         2,514           367              --           2,881
  Other..............................................        13,022         4,474              --          17,496
                                                       ------------  ------------  ---------------  -------------
Total noninterest expense............................        39,688        10,712              --          50,400
                                                       ------------  ------------  ---------------  -------------
Income before taxes..................................         6,602         2,342              --           8,944
Income tax provision.................................        (3,612)         (422)             --          (4,034)
                                                       ------------  ------------  ---------------  -------------
Net income...........................................  $      2,990  $      1,920   $          --   $       4,910
                                                       ------------  ------------  ---------------  -------------
                                                       ------------  ------------  ---------------  -------------
Net income available to common.......................  $      2,259  $      1,920   $          --   $       4,179
Weighted average shares outstanding
  Basic..............................................     7,406,062     2,781,615              --      10,187,677
  Diluted............................................     8,634,651     2,781,615              --      11,416,266
Earnings per share
  Basic..............................................  $        .31  $        .69   $          --   $         .41
  Diluted............................................  $        .26  $        .69   $          --   $         .37

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                          POOLING OF INTERESTS METHOD


                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 HISTORICAL                    PRO FORMA
                                                         --------------------------  -----------------------------
                                                           ELDORADO      ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                         ------------  ------------  ---------------  ------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
                                                         ---------------------------------------------------------
Interest income:
  Interest and fees on loans...........................  $     14,782  $      8,766   $          --   $     23,548
  Income from lease finance receivables................         1,601            --              --          1,601
  Interest and dividend on securities..................         1,968         1,516              --          3,484
  Interest on Federal funds sold.......................           934           424              --          1,358
  Interest on deposits with other financial
    institutions.......................................            67           101              --            168
                                                         ------------  ------------  ---------------  ------------
    Total interest income..............................        19,352        10,807              --         30,159
Interest expense:
  Interest on deposits.................................         7,570         2,741              --         10,311
  Debentures...........................................            74            --              --             74
                                                         ------------  ------------  ---------------  ------------
    Total interest expense.............................         7,644         2,741              --         10,385
                                                         ------------  ------------  ---------------  ------------
      Net interest income..............................        11,708         8,066              --         19,774
Provision for loan and lease losses....................           515           700              --          1,215
                                                         ------------  ------------  ---------------  ------------
Net interest income after provision for loan and lease
  losses...............................................        11,193         7,366              --         18,559
Noninterest income:
  Service charges on deposit accounts..................         2,911         2,224              --          5,135
  Gain on sale of mortgage loans.......................         1,727            --              --          1,727
  Other income.........................................           261         2,293              --          2,554
                                                         ------------  ------------  ---------------  ------------
    Total noninterest income...........................         4,899         4,517              --          9,416
Noninterest expense:
  Salaries and employee benefits.......................         6,816         4,160              --         10,976
  Occupancy and equipment..............................         2,726         1,050              --          3,776
  Amortization of goodwill and other intangibles.......           268            --              --            268
  Other................................................         5,460         3,449              --          8,909
                                                         ------------  ------------  ---------------  ------------
Total noninterest expense..............................        15,270         8,659              --         23,929
                                                         ------------  ------------  ---------------  ------------
Income before taxes....................................           822         3,224              --          4,046
Income tax benefit (provision).........................         1,503        (1,130)             --            373
                                                         ------------  ------------  ---------------  ------------
Net income.............................................  $      2,325  $      2,094   $          --   $     $4,419
                                                         ------------  ------------  ---------------  ------------
                                                         ------------  ------------  ---------------  ------------
Net income available to common.........................  $      2,325  $      2,094   $          --   $      4,419
Weighted average shares outstanding
  Basic................................................     2,650,386     2,781,615              --      5,432,001
  Diluted..............................................     2,650,386     2,781,615              --      5,432,001
Earnings per share
  Basic................................................  $        .88  $        .75   $          --   $        .81
  Diluted..............................................  $        .88  $        .75   $          --   $        .81

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                          POOLING OF INTERESTS METHOD


                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                 HISTORICAL                    PRO FORMA
                                                          -------------------------  -----------------------------
                                                           ELDORADO      ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                          -----------  ------------  ---------------  ------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income:
  Interest and fees on loans............................   $   4,086   $      8,740   $          --   $     12,826
  Interest and dividend on securities...................         311          1,436              --          1,747
  Interest on Federal funds sold........................         117            344              --            461
  Interest on deposits with other financial
    institutions........................................          54             67              --            121
                                                          -----------  ------------  ---------------  ------------
    Total interest income...............................       4,568         10,587              --         15,155
Interest expense:
  Interest on deposits..................................       1,570          2,435              --          4,005
  Debentures............................................         181             --              --            181
                                                          -----------  ------------  ---------------  ------------
    Total interest expense..............................       1,751          2,435              --          4,186
                                                          -----------  ------------  ---------------  ------------
      Net interest income...............................       2,817          8,152              --         10,969
Provision for loan and lease losses.....................         295          1,040              --          1,335
                                                          -----------  ------------  ---------------  ------------
Net interest income after provision for loan and lease
  losses................................................       2,522          7,112              --          9,634
Noninterest income:
  Service charges on deposit accounts...................         464          2,221              --          2,685
  Other income..........................................         232          1,888              --          2,120
                                                          -----------  ------------  ---------------  ------------
    Total noninterest income............................         696          4,109              --          4,805
Noninterest expense:
  Salaries and employee benefits........................       1,811          4,514              --          6,325
  Occupancy and equipment...............................         861          1,491              --          2,352
  Other.................................................       1,619          2,846              --          4,465
                                                          -----------  ------------  ---------------  ------------
Total noninterest expense...............................       4,291          8,851              --         13,142
                                                          -----------  ------------  ---------------  ------------
Income before taxes and extraordinary item..............      (1,073)         2,370              --          1,297
Income tax benefit (provision)..........................         443           (720)             --           (277)
                                                          -----------  ------------  ---------------  ------------
Income before extraordinary item........................        (630)         1,650              --          1,020
Extraordinary item......................................         625             --              --            625
                                                          -----------  ------------  ---------------  ------------
Net income..............................................   $      (5)  $     $1,650   $          --   $      1,645
                                                          -----------  ------------  ---------------  ------------
                                                          -----------  ------------  ---------------  ------------
Net income available to common..........................   $      (5)  $      1,650   $          --   $      1,645
Weighted average shares outstanding
  Basic.................................................     134,099      2,781,615              --      2,915,714
  Diluted...............................................     134,099      2,781,615              --      2,915,714
Earnings per share
  Basic.................................................   $    (.04)  $        .59   $          --   $        .56
  Diluted...............................................   $    (.04)  $        .59   $          --   $        .56

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                          POOLING OF INTERESTS METHOD


                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                                              HISTORICAL                     PRO FORMA
                                                      ---------------------------  ------------------------------
                                                        ELDORADO       ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                      -------------  ------------  ---------------  -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income:
  Interest and fees on loans........................  $      31,253  $      5,792     $      --     $      37,045
  Income from lease finance receivables.............          2,582            --            --             2,582
  Interest and dividend on securities...............          1,919         1,005            --             2,924
  Interest on Federal funds sold....................            320           291            --               611
  Interest on deposits with other financial
    institutions....................................             --            48            --                48
                                                      -------------  ------------       -------     -------------
    Total interest income...........................         36,074         7,136            --            43,210
Interest expense:
  Interest on deposits..............................         11,550         1,793            --            13,343
  Debentures........................................          1,658            --            --             1,658
  Federal funds purchased...........................            662            --            --               662
                                                      -------------  ------------       -------     -------------
    Total interest expense..........................         13,870         1,793            --            15,663
                                                      -------------  ------------       -------     -------------
    Net interest income.............................         22,204         5,343            --            27,547
Provision for loan and lease losses.................          1,922           540            --             2,462
                                                      -------------  ------------       -------     -------------
Net interest income after provision for loan and
  lease losses......................................         20,282         4,803            --            25,085
Noninterest income:
  Service charges on deposit accounts...............          1,780         1,541            --             3,321
  Gain on sale of mortgage loans....................          6,710            --            --             6,710
  Other income......................................          2,871           541            --             3,412
                                                      -------------  ------------       -------     -------------
    Total noninterest income........................         11,361         2,082            --            13,443
Noninterest expense:
  Salaries and employee benefits....................         10,457         2,724            --            13,181
  Occupancy and equipment...........................          3,504           509            --             4,013
  Amortization of goodwill and other intangibles....          1,739           223            --             1,962
  Other.............................................          8,777         2,287            --            11,064
                                                      -------------  ------------       -------     -------------
Total noninterest expense...........................         24,477         5,743            --            30,220
                                                      -------------  ------------       -------     -------------
Income before taxes.................................          7,166         1,142            --             8,308
Income tax provision................................         (3,743)         (281)           --            (4,024)
                                                      -------------  ------------       -------     -------------
Net income..........................................  $       3,423  $        861     $      --     $       4,284
                                                      -------------  ------------       -------     -------------
                                                      -------------  ------------       -------     -------------
Net income available to common......................  $       2,787  $        861     $      --     $       3,648
Weighted average shares outstanding
  Basic.............................................      9,173,698     2,781,615            --        11,955,313
  Diluted...........................................     10,294,675     2,781,615            --        13,076,290
Earnings per share
  Basic.............................................  $         .30  $        .31     $      --     $         .31
  Diluted...........................................  $         .27  $        .31     $      --     $         .28

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                          POOLING OF INTERESTS METHOD


                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                                 HISTORICAL                    PRO FORMA
                                                         --------------------------  -----------------------------
                                                           ELDORADO      ANTELOPE    ADJUSTMENTS (2)    ELDORADO
                                                         ------------  ------------  ---------------  ------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income:
  Interest and fees on loans...........................  $     15,463  $      4,814     $      --     $     20,277
  Income from lease finance receivables................         2,168            --            --            2,168
  Interest and dividend on securities..................         1,693         1,206            --            2,899
  Interest on Federal funds sold.......................           673           232            --              905
  Interest on deposits with other financial
    institutions.......................................            --            88            --               88
                                                         ------------  ------------       -------     ------------
    Total interest income..............................        19,997         6,340            --           26,337
Interest expense:
  Interest on deposits.................................         7,372         1,630            --            9,002
  Debentures...........................................           233            --            --              233
  Federal funds purchased..............................           107            --            --              107
                                                         ------------  ------------       -------     ------------
    Total interest expense.............................         7,712         1,630            --            9,342
                                                         ------------  ------------       -------     ------------
      Net interest income..............................        12,285         4,710            --           16,995
Provision for loan and lease losses....................           715           450            --            1,165
                                                         ------------  ------------       -------     ------------
Net interest income after provision for loan and lease
  losses...............................................        11,570         4,260            --           15,830
Noninterest income:
  Service charges on deposit accounts..................           652         1,373            --            2,025
  Gain on sale of mortgage loans.......................         3,452            --            --            3,452
  Other income.........................................         1,885           696            --            2,581
                                                         ------------  ------------       -------     ------------
    Total noninterest income...........................         5,989         2,069            --            8,058
Noninterest expense:
  Salaries and employee benefits.......................         6,650         2,281            --            8,931
  Occupancy and equipment..............................         2,491           516            --            3,007
  Provision for recourse obligation....................           905            --            --              905
  Amortization of goodwill and other intangibles.......           705           145            --              850
  Other................................................         5,341         2,197            --            7,538
                                                         ------------  ------------       -------     ------------
Total noninterest expense..............................        16,092         5,139            --           21,231
Income before taxes....................................         1,467         1,190            --            2,657
Income tax provision...................................          (912)         (366)           --           (1,278)
                                                         ------------  ------------       -------     ------------
Net income.............................................  $        555  $        824     $      --     $      1,379
                                                         ------------  ------------       -------     ------------
                                                         ------------  ------------       -------     ------------
Net income available to common.........................  $        470  $        824     $      --     $      1,294
Weighted average shares outstanding
  Basic................................................     5,449,466     2,781,615            --        8,231,081
  Diluted..............................................     5,449,466     2,781,615            --        8,231,081
Earnings per share
  Basic................................................  $        .09  $        .30     $      --     $        .16
  Diluted..............................................  $        .09  $        .30     $      --     $        .16

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

                           ELDORADO BANCSHARES, INC.
                              ANTELOPE VALLEY BANK


     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                          POOLING OF INTERESTS METHOD


NOTE 1: BASIS OF PRESENTATION

    Certain historical data of Antelope has been reclassified on a pro forma basis to conform to Eldorado's classifications.

NOTE 2: MERGER COSTS


    Reflects management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2.1 million ($1.5 million net of taxes, computed using the combined federal and state tax rate of 42%) expected to be incurred in connection with the merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheet in order to disclose the aggregate effect of these activities on Eldorado's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:



                                                                                (IN THOUSANDS)
                                                                                ---------------
Investment banking and other professional fees................................     $     750
Employee reduction costs and conversion.......................................         1,300
                                                                                      ------
    Total.....................................................................     $   2,050
                                                                                      ------
                                                                                      ------


    Management's cost estimates are forward looking. While the costs represent management's current estimate of merger and restructuring costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan to be completed prior to consummation of the merger. The completion of this merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger will effect these estimates; the type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining its current estimate of these costs.

NOTE 3:

    Per share data is based on the exchange ratio of 3.625 shares of Eldorado Common Stock for each share of Antelope common stock.

                         INFORMATION REGARDING ANTELOPE

GENERAL

    Antelope is a community bank conducting a general commercial banking business within the Antelope Valley of Southern California, which is located approximately 50 miles northeast of Los Angeles. Antelope targets as its customers the commercial and retail accounts of small to medium sized businesses, professionals and executives. In addition to its main office located in Lancaster, California, Antelope has seven full service branch offices located in the Antelope Valley of California, including branches in Palmdale, Wrightwood, Frazier Park, Quartz Hill, Rosamond, Lake Los Angeles and Acton. A California chartered, commercial bank, Antelope commenced operations in 1981.


    As of June 30, 1998, Antelope had total assets of $200.9 million and deposits of $178.1 million. Antelope's total shareholders' equity as of June 30, 1998 was $20.6 million, resulting in a Tier 1 Leverage Ratio of 8.6%, a Tier 1 Risk-Weighted Ratio of 11.8% and a Total Risk-Weighted Ratio of 12.9%. Antelope had total gross loans as of June 30, 1998 of $128.5 million, 59% of which were consumer loans, 13% of which were real estate loans and 28% of which were commercial and industrial loans. Antelope's lending focuses primarily on indirect automobile finance, which constituted approximately 70% of Antelope's total portfolio loans as of June 30, 1998. Loans to finance the purchase of used automobiles constituted a majority of Antelope's total automobile loans at June 30, 1998. See "Unaudited Pro Forma Combined Condensed Financial Statements" and Annexes I and II delivered herewith for Antelope historical financial information incorporated in this Proxy Statement/Prospectus by reference.


    Antelope's branches have a significant market share of the deposit base in the communities they serve. According to the most recent FDIC reporting concerning branch deposits (June 1997), in four of the communities in which it has branches (Acton, Frazier Park, Lake Los Angeles and Rosamond), Antelope is the only bank and has a 100% share of the bank deposit market. In Lancaster and Palmdale, the two largest markets it serves, Antelope has a market share of 23.3% and 15.3%, respectively. Antelope's Wrightwood location has a 55.1% share of the deposit market. Antelope's eighth location in Quartz Hill is a new branch that opened for operation in June 1998.

    In the past two years Antelope has experienced relatively strong balance sheet growth, including growth in total assets of approximately 29% in 1997 and 6% in the first six months of 1998. The growth has been generated both internally and through the opening of new branch offices, with the acquisition of three branch offices acquired from Wells Fargo Bank in February 1997, and with the recent opening of the Quartz Hill branch.

    Antelope's deposits are insured up to the maximum limits by the FDIC pursuant to the Federal Deposit Insurance Act. Antelope is not a member of the Federal Reserve System.

    Antelope's principal executive offices are located at 831 West Lancaster Blvd., Lancaster, California 93534. Its telephone number is (805) 945-4511.

PROPERTIES

    Antelope owns the building and land on which its Lancaster, Palmdale, Wrightwood, Frazier Park and Quartz Hill branches are located. Antelope owns each of these properties in fee simple free of any liens or encumbrances. Antelope owns the building, and leases the land, on which its Lake Los Angeles branch is located. The Lake Los Angeles building is owned in fee simple free of any liens and encumbrances.

    Antelope leases the premises for its Acton branch pursuant to a lease expiring in February 2003 at a current monthly rental of $2,077, with one five year option to renew. Antelope leases the premises for its Rosamond branch pursuant to a lease expiring October 1999 at a current monthly rent of $2,167, with one three year option to renew.

    In the opinion of management of Antelope, all properties owned and leased by Antelope are adequately covered by insurance.

YEAR 2000 PREPAREDNESS

    The Year 2000 issue is a computer programming concern that may affect many electronic processing systems. Until relatively recently, in order to minimize the length of data fields, most computer programs eliminated the first two digits of the year. This problem could affect computers leaving them unable to distinguish dates in the twentieth and twenty-first centuries. For example, date-sensitive calculations that treat "00" as the year 1900, rather than 2000. Secondly, years that end in "00" are not leap years, except for an anomaly in the year 2000. This anomaly could result in miscalculations when processing critical date-sensitive information relating to periods after December 31, 1999. The Year 2000 issue may adversely affect Antelope's information technology systems, such as its item and data processing applications. The Year 2000 issue also may affect so-called embedded technology, such as microprocessors that control some of Antelope's security systems and telecommunication equipment.

    Antelope's management has established a task force to mitigate the adverse effects that the Year 2000 issue will have on Antelope's computer systems and applications. Antelope has implemented the five-step discovery, planning and implementation process with respect to the Year 2000 outlined by the Financial Institutions Examination Counsel ("FFIEC"). In addition to its in-house efforts, Antelope has contracted with an independent firm to assist it in addressing the Year 2000 issue. All of Antelope's computer hardware has been tested to assure that the Year 2000 issue will not have a material adverse effect on such hardware. Antelope anticipates that the testing of its computer software for Year 2000 readiness will be completed before the FDIC's required completion date of December 31, 1998. Antelope is also working with its vendors to assess their Year 2000 preparedness. Antelope expects to incur significant internal staff costs as well as consulting and other expenses related to the preparation of all its systems and applications for the Year 2000. Antelope estimates its total costs during the period from January 1, 1998 through December 31, 1999 will be less than $250,000. In addition, there can be no assurance that the customer and vendor base of Antelope will be able to complete their individual Year 2000 initiatives in a timely manner, which could possibly cause disruption of Antelope's own activities.

MANAGEMENT OF ANTELOPE


    DIRECTORS AND EXECUTIVE OFFICERS. The Board of Directors of Antelope currently consists of eight members. Directors are elected annually at each annual meeting of shareholders. The following table sets forth certain information as of October 30, 1998 with respect to the directors and executive officers of Antelope, including business experience and beneficial ownership of Antelope common stock held by (i) each of the current directors of Antelope,
(ii) each of the executive officers(1) of Antelope, (iii) the directors and executive officers(1) of Antelope as a group. Except as set forth in the table below, management of Antelope knows of no person who, as of October 30, 1998, owned beneficially more than five percent of the outstanding Antelope common stock.

                                                                                                                 PRO FORMA
                                                                                                                 ELDORADO
                                                                                                                  COMMON
                                                                                                                   STOCK
                                                                                                                BENEFICIALLY
                                                                                         COMMON STOCK           OWNED UPON
                                                                                      BENEFICIALLY OWNED        COMPLETION
                                                                                    AS OF OCTOBER 30, 1998       OF MERGER
                                                                 YEAR FIRST     ------------------------------  -----------
                                                                 ELECTED OR                    PERCENTAGE OF
   NAMES AND OFFICES      PRINCIPAL OCCUPATION                    APPOINTED      NUMBER OF        SHARES         NUMBER OF
  HELD WITH ANTELOPE       FOR PAST FIVE YEARS        AGE         DIRECTOR       SHARES(2)    OUTSTANDING(3)     SHARES(2)
-----------------------  -----------------------      ---      ---------------  -----------  -----------------  -----------

Clyde G. Golding.......  President, AVIA Corp.            71           1980         34,379            4.5%         124,623
  Chairman of the Board    (General Insurance)
  of Directors

E. Gordon                President, Desert News           73           1987         45,868            6.0%         166,271
  Harrison(5)..........    Co.
  Director

John F. Murphy.........  Retired Businessman              72           1980          4,839               *          17,541
  Director

Michael G. Schafer.....  Owner and Manager,               50           1980          5,545(6)             *         20,100
  Director                 Antelope Valley Van &
                           Storage Co.

Jack D. Seefus.........  President and Chief              63           1980            736               *           2,668
  President, Chief         Executive Officer,
  Executive Officer and    Antelope
  Director

Roy J. Simi............  Retired Rancher                  81           1980         12,852            1.7%          46,588
  Corporate Secretary
  and Director

William Walsh IV.......  Attorney, Walsh,                 58           1991          8,845            1.2%          32,063
  Director                 Delaney &
                           Yep, Attorneys at Law

A.C. Warnack(5)........  Owner, Antelope Valley           69           1980        122,774           16.0%         445,055
  Director                 Aggregate, Inc.

George E. Nagy.........  Executive Vice                   53            n/a              7               *              25
  Executive Vice         President and Chief
  President and Chief      Lending Officer,
  Lending Officer          Antelope

Margaret A. Torres.....  Executive Vice                   48            n/a             --             n/a              --
  Executive Vice         President and Chief
  President and Chief      Financial Officer,
  Financial Officer        Antelope

James J. Hennager......  Senior Vice President/           64            n/a             --             n/a              --
  Senior Vice              Consumer Loan
  President/ Consumer      Officer, Antelope
  Loan Officer

Richard A. Little......  Senior Vice President/           50            n/a             --             n/a              --
  Senior Vice              Real Estate Loan
  President/ Real          Officer, Antelope
  Estate Loan Officer

Michael P. McCullough..  Senior Vice President/           38            n/a             --             n/a              --
  Senior Vice              Commercial Loan
  President/ Commercial    Officer, Antelope
  Loan Officer

Directors and Executive
  Officers as a Group
  (12 Persons).........                                                            235,845           30.7%         854,938


                           PERCENTAGE OF
   NAMES AND OFFICES          SHARES
  HELD WITH ANTELOPE      OUTSTANDING(4)
-----------------------  -----------------
Clyde G. Golding.......           1.1%
  Chairman of the Board
  of Directors
E. Gordon                         1.4%
  Harrison(5)..........
  Director
John F. Murphy.........              *
  Director
Michael G. Schafer.....              *
  Director

Jack D. Seefus.........              *
  President, Chief
  Executive Officer and
  Director
Roy J. Simi............              *
  Corporate Secretary
  and Director
William Walsh IV.......              *
  Director

A.C. Warnack(5)........           3.8%
  Director
George E. Nagy.........              *
  Executive Vice
  President and Chief
  Lending Officer
Margaret A. Torres.....            n/a
  Executive Vice
  President and Chief
  Financial Officer
James J. Hennager......            n/a
  Senior Vice
  President/ Consumer
  Loan Officer
Richard A. Little......            n/a
  Senior Vice
  President/ Real
  Estate Loan Officer
Michael P. McCullough..            n/a
  Senior Vice
  President/ Commercial
  Loan Officer
Directors and Executive
  Officers as a Group
  (12 Persons).........           7.2%


------------------------
*   Less than 1%.
(1) The term "executive officer" means President/Chief Executive Officer, Executive Vice President/Chief Lending Officer, Executive Vice President/Chief Financial Officer, Senior Vice President/Consumer Loan Officer, Senior Vice President/Real Estate Loan Officer, and Senior Vice President/Commercial Loan Officer.

(2) Except as otherwise noted, may include (i) shares held by such person(1)s spouse (except where legally separated) and minor children, (ii) shares held by any other relative of such person who has the same home, (iii) shares held by a family or retirement trust as to which such person is a beneficiary and trustee with sole voting and investment power (or shared power with a spouse), (iv) shares held in street name for the benefit of such person, or (v) shares held in an Individual Retirement Account as to which such person has pass-through voting rights and investment power.


(3) Based on 767,342 shares of Antelope common stock outstanding on October 30, 1998.



(4) Based on 11,823,541 shares of Eldorado voting common stock outstanding upon completion of the merger.

(5) Mr. Harrison's address is 206 East Avenue K-4, Lancaster, California 93535 and Mr. Warnack's address is Post Office Box 1409, Lancaster, California 93584. The address of all other directors is c/o Antelope Valley Bank, 831 West Lancaster Blvd., Lancaster, CA 93534.



(6) Includes 802 shares held by Antelope Valley Van & Storage Co., of which Mr. Schafer is President and sole owner, as to which shares he has sole voting and investment power.


    BOARD OF DIRECTORS AND COMMITTEES. The Board of Directors of Antelope has, among others, a standing Audit Committee, of which directors Simi (Chairman), Golding, Harrison and Murphy are members. During the fiscal year ended December 31, 1997, the Audit Committee held a total of 12 meetings. The purpose of the Audit Committee is to review all external audits of Antelope and all monthly financial information prior to presentation to the Board of Directors. In addition, it is the responsibility of the Audit Committee to recommend to the Board of Directors the selection of independent accountants and to make certain that the independent accountants have the necessary freedom and independence to freely examine all Antelope records.

    The Board of Directors has no standing compensation committee; however, it does have a standing Executive Committee which performs similar functions. The Executive Committee is comprised of directors Golding (Chairman), Walsh, Warnack and Harrison (alternate), and met four times during 1997. The purpose of the Executive Committee, with respect to compensation, is to establish Antelope compensation and personnel policies.

    Antelope has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in Antelope's Bylaws.

    During the fiscal year ended December 31, 1997, the Board of Directors of Antelope held a total of 14 meetings. All of the incumbent directors of Antelope who were directors of Antelope during 1997 attended at least 75% of the aggregate of (a) the total number of such meetings and (b) the total number of meetings held by all committees of the Board on which such director served during 1997.

    EXECUTIVE COMPENSATION. The table below sets forth certain summary compensation information, for the fiscal year ended December 31, 1997, with respect to the President/Chief Executive Officer of Antelope and the only other two officers of Antelope whose total gross annual salary and bonus paid, accrued or distributed, for the fiscal year ended December 31, 1997, exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                      ANNUAL
                                                                                   COMPENSATION
                                                                               ---------------------    ALL OTHER
NAME AND PRINCIPAL POSITION                                           YEAR       SALARY      BONUS    COMPENSATION
------------------------------------------------------------------  ---------  ----------  ---------  -------------

Jack D. Seefus....................................................             $  149,734(1) $  55,907  $   144,366(2)
President and Chief                                                 1997 1996  $  130,000(1) $  56,485  $    77,725(2)
Executive Officer                                                        1995  $  129,133(1)   $51,287  $    38,948(2)

George E. Nagy....................................................             $  108,844(1) $  17,212  $    24,718(3)
Executive Vice President and                                        1997 1996  $   92,250(1) $  17,360  $    13,826(3)
Chief Lending Officer                                                    1995  $   89,040(1) $  14,572  $     9,645(3)

Margaret A. Torres................................................             $  103,387(1) $  19,617  $    16,246(4)
Executive Vice President and                                        1997 1996  $   90,200(1) $  17,365  $    10,068(4)
Chief Financial Officer                                                  1995  $   86,333(1) $  14,572  $     7,025(4)

------------------------

(1) Includes amounts deferred by these individuals pursuant to Antelope's Salary Deferral Plan (the "401(k) Plan"). The 401(k) Plan permits all participants to contribute between 2% and 15% of their annual salary on a pre-tax basis (subject to a statutory maximum), which contributions vest immediately when made. Employer contributions are made in varying amounts at the discretion of the Antelope Board, and become vested over a period of six years at the rate of twenty percent (20%) per year beginning after the second full year of service. Antelope's policy is to match 50% of employee contributions up to 6% of annual salary.

(2) Consists of (i) Antelope contributions to Mr. Seefus' account pursuant to Antelope's 401(k) Plan in the amounts of $3,902, $3,900 and $3,250 for the years 1997, 1996 and 1995, respectively; (ii) term life insurance premiums paid by Antelope in the amounts of $2,246, $1,104 and $438 for the years 1997, 1996 and 1995, respectively; and (iii) accruals by Antelope on behalf of Mr. Seefus in the amounts of $138,218, $72,720, and $35,260 for the years 1997, 1996 and 1995, respectively, in connection with Antelope's Salary Continuation Plan. See "-- Salary Continuation Plan."

(3) Consists of (i) Antelope contributions to Mr. Nagy's account pursuant to Antelope's 401(k) Plan in the amounts of $2,824, $2,768 and $2,671 for the years 1997, 1996 and 1995, respectively; (ii) term life insurance premiums paid by Antelope in the amounts of $795, $491 and $252 for the years 1997, 1996 and 1995, respectively; and (iii) accruals by Antelope on behalf of Mr. Nagy in the amounts of $21,099, $10,567 and $6,722 for the years 1997, 1996 and 1995, respectively, in connection with Antelope's Salary Continuation Plan. See "-- Salary Continuation Plan."

(4) Consists of (i) Antelope contributions to Ms. Torres' account pursuant to Antelope's 401(k) Plan in the amounts of $2,778, $2,706 and $2,460 for the years 1997, 1996 and 1995, respectively; (ii) term life insurance premiums paid by Antelope in the amounts of $534, $302 and $110 for the years 1997, 1996 and 1995, respectively; and (iii) accruals by Antelope on behalf of Ms. Torres in the amounts of $12,934, $7,060 and $4,455 for the years 1997, 1996 and 1995, respectively, in connection with Antelope's Salary Continuation Plan. See "-- Salary Continuation Plan."

    SALARY CONTINUATION PLAN. Antelope has adopted a Salary Continuation Plan for Antelope's executive officers pursuant to which each individual granted benefits thereunder has entered into a Salary Continuation Agreement ("Continuation Agreement") with Antelope, effective January 2, 1997. The Continuation Agreements specify that each of the Named Executive Officers will receive benefits for a period of 15 years upon retirement, provided that he or she was continuously employed by Antelope from January 2, 1997 until the retirement date (age 65 in the case of the Named Executive Officers). The annual benefits for each of the Named Executive Officers are $100,000, $80,000 and $80,000 for Mr. Seefus, Mr. Nagy and Ms. Torres, respectively. In the event of death prior to retirement, the same benefits will be paid to the participant's beneficiary for fifteen years following such death. In the event of disability prior to retirement, the participant will receive the same benefits upon reaching age 65 as if he or she had remained employed by Antelope. In the event of termination of employment other than for death or disability, the participant will receive, upon reaching age 65, that portion of such participant's benefits as had vested as of the termination date. (In the case of Margaret Torres, such

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benefits were 60% vested as of December 31, 1997, and will continue to vest at the rate of 10% per year until fully vested; provided that such benefits will be 100% vested if the merger is completed. In the case of Messrs. Seefus and Nagy, such benefits are currently 100% vested.)

    In the event of a merger or similar transaction (including an acquisition of at least 51% of the outstanding common stock of Antelope), the retirement benefits under the Continuation Agreements will become 100% vested, and the successor or acquiror, as the case may be, will be bound by all of the terms and conditions of each Continuation Agreement. If in connection with such transaction a participant is actually or constructively terminated or demoted by Antelope, then the participant will be entitled to receive the same benefits upon reaching the retirement age as that individual would have received if he or she had reached the retirement date while continuously employed by Antelope. Antelope intends to fund its obligations under the Continuation Agreements through the proceeds of single premium life insurance policies that name Antelope as beneficiary. The cost of making payments under the Continuation Agreements is accrued for annually by Antelope in amounts determined by the utilization of interest method. Antelope will eventually be reimbursed, however, for payments made under the Continuation Agreements through the proceeds of the life insurance policies referred to above. The amounts accrued by Antelope for each of the Named Executive Officers for fiscal years 1995 through 1997 are set forth in the Summary Compensation Table above. See "-- Executive Compensation" herein.

    CHANGE IN CONTROL AND SEVERANCE COMPENSATION AGREEMENTS. Each of George E. Nagy, Jack D. Seefus, James J. Hennager and Margaret A. Torres have entered into Change in Control Severance Compensation Agreements with Antelope. Except as modified as described below, these agreements provide that if a change in control of Antelope occurs, and either (i) the executive's employment is terminated by Antelope (A) not more than six months prior to and in contemplation of a change in control and such termination was not for cause or
(B) within one year following such change in control or (ii) the executive leaves the employment of Antelope for any reason within one year following the change in control, the executive will be entitled to severance compensation. Each of such executive officers would receive as severance compensation, payable in one lump sum payment (i) 12 month's salary for such individual (18 months in the case of Mr. Seefus), (ii) 100% of such individual's last annual bonus (150% in the case of Mr. Seefus), (iii) payment of such individuals continuing health benefits for a 12 month period following termination (18 months in the case of Mr. Seefus) and (iv) Antelope would pay off any remaining lease payments on the automobile driven by such executive and transfer title to such automobile to the executive. At the same time that Antelope and Eldorado entered into the merger agreement, Messrs. Seefus, Hennager and Nagy agreed with Antelope and Eldorado to amend their Change in Control Severance Agreements, effective if and only if the merger is completed. The amendment to those agreements, as described in more detail elsewhere in this Proxy Statement--Prospectus, will eliminate the right of each such officer to receive a severance payment if, for a period of two years after the merger, Antelope does not actually or constructively terminate such officer's employment. See "Proposal One: The Merger -- Interests of Certain Persons in the Merger."

    COMPENSATION OF DIRECTORS. Each non-employee director (with the exception of the Chairman of the Board) received $750 for each regular board meeting and the Annual Meeting of Shareholders, whether or not attended, and the Chairman of the Board received $1,500 for each regular board meeting and the Annual Meeting of Shareholders, whether or not attended. Additionally, all non-employee directors (with the exception of the Chairman of the Board) received $375 for each special board meeting, only if attended, and the Chairman of the Board received $750 for each special board meeting, only if attended. Furthermore, each member of the Executive Committee and the Audit Committee and each member of the Loan/Investment Committee (with the exception of Mr. Seefus) received $250 for each meeting attended.

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    CERTAIN TRANSACTIONS.  Some of the executive officers and directors of
Antelope and the companies with which they are associated have been customers of, and have had banking transactions with Antelope in the ordinary course of Antelope's business since January 1, 1997, and Antelope expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and, in the opinion of Antelope's management, have not involved more than the normal risk of repayment or presented any other unfavorable features. The largest aggregate amount of indebtedness owed by the executive officers and directors of Antelope (including associated companies) to Antelope at any time since January 1, 1997 was $3.0 million, constituting approximately 18% of Antelope's equity capital accounts at that time. The amount of such indebtedness outstanding as of September 30, 1998 was $2.0 million, constituting approximately 12% of Antelope's equity capital accounts at that time.

    The insurance agent for most of Antelope's insurance policies is AVIA Corp., of which Clyde G. Golding, the Chairman of the Board of Antelope, is the President and majority shareholder. Antelope paid AVIA Corp. insurance premiums of approximately $220,859 during 1997 and approximately $252,957 during the first nine months of 1998. It is the opinion of Management of Antelope that the amounts of such insurance agency premiums are no less favorable to Antelope than those which would have been paid for comparable services from non-affiliated persons.

    The law offices of Walsh, Delaney & Yep, of which William Walsh IV, a director of Antelope, is a partner, have rendered certain legal services to Antelope from time to time. It is the opinion of Management of Antelope that the fees charged and paid for such services, which amounted to approximately $27,171 in 1997, and $25,870 in the first nine months of 1998, were no less favorable to Antelope than those which would have been charged for comparable legal services by non-affiliated persons.

    CERTAIN INFORMATION INCORPORATED BY REFERENCE AND DELIVERED
HEREWITH. Additional information relating to Antelope, including information relating to the business, properties, financial condition and results of operations of Antelope, is included in Annexes I and II which have been delivered with and are incorporated by reference into this Proxy
Statement/Prospectus. See "Where You Can Find More Information."

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                         INFORMATION REGARDING ELDORADO


    Eldorado (formerly known as Commerce Security Bancorp, Inc.) is a bank holding company. Through its sole operating subsidiary, Eldorado Bank, Eldorado offers a broad range of commercial banking products and services to business and retail customers from 17 full service branches located primarily in the Orange County, San Diego County and Sacramento areas of California. Eldorado Bank also operates nine loan production offices, five of which are located in California and four of which are located in contiguous states. Eldorado augments its traditional banking products and services with specialized products including residential mortgage loans originated for resale into the secondary market and equipment leases to small and medium-sized businesses.

    Eldorado markets its products and services through three divisions:

    - COMMUNITY BANKING DIVISION -- focusing primarily on small and medium-sized businesses located in Eldorado's California markets. Products include commercial, consumer and real estate loans (with a particular emphasis on the origination and servicing of Small Business Administration ("SBA") loans), and a broad range of deposit products and other non-deposit banking services.

    - MORTGAGE BANKING DIVISION -- originating residential mortgage loans in California, Arizona, Nevada and Oregon through nine loan production offices and a network of wholesale brokers for sale in the secondary market.

    - EQUIPMENT LEASING DIVISION -- generating equipment leases primarily through wholesale sources located throughout the United States, servicing those leases and from time to time selling blocks of leases to other institutions.

    The key elements of Eldorado's strategic plan have been and continue to be the establishment and enhancement of an attractive community banking franchise through the acquisition of community banks primarily, but not exclusively, in and around its Southern California base, improving core profitability and maintaining a strong balance sheet. Since 1995, Eldorado has acquired three community banks with total assets of approximately $779 million. See "Unaudited Pro Forma Combined Condensed Financial Information."

        BUILDING AND ENHANCING AN ATTRACTIVE COMMUNITY BANK FRANCHISE. Eldorado is continually engaged in the identification and evaluation of potential acquisitions of community banks in California. Eldorado focuses primarily on community banks that have underperformed relative to their peer group but have strong lending franchises, niche business lines or low cost deposits that would complement Eldorado's existing operations and branch network and also provide opportunities for cost savings through branch overlap and back-office consolidation. In particular, Eldorado seeks to acquire and develop both traditional and non-traditional community banking businesses that provide opportunities for multiple relationships with small and medium-sized business customers, which Eldorado considers to be businesses with annual revenue of up to $50 million. As an integral part of this strategy, Eldorado emphasizes building a solid management team through a combination of senior officers retained from acquired banks and experienced specialists hired to enhance Eldorado's competency in various areas, such as mortgage banking and equipment leasing.

        IMPROVING CORE PROFITABILITY. Eldorado's strategy to increase profitability is premised primarily on (i) increasing the sources and volume of fee income, including fees derived from originating and servicing SBA loans, selling and servicing equipment leases, and originating and selling residential mortgage loans, (ii) maintaining and diversifying its base of relatively low cost funds, (iii) utilizing its asset generation capability to increase the volume of commercial loans and leases that it retains in its portfolio, particularly SBA loans, equipment leases and commercial loans to its small business customers, and (iv) actively seeking to improve operating efficiencies.

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
        MAINTAINING A STRONG BALANCE SHEET. Eldorado seeks to maintain a strong balance sheet by managing the risk of credit-related losses and by striving to maintain a capital base sufficient to support its strategic plan. Eldorado seeks to improve the asset quality of the banks it acquires by implementing underwriting standards in such banks' loan and lease origination programs that place greater emphasis on cash flow than collateral coverage as the primary source of repayment on its loans. To maintain a capital base sufficient to support Eldorado's existing businesses and to permit it to continue to expand through acquisitions, Eldorado's plan is to continue to meet the "well capitalized" regulatory standards. At June 30, 1998, Eldorado was well capitalized for regulatory purposes, with Tier 1 and Total Risk-Weighted Ratios (as defined herein) of 8.9% and 10.0%, respectively, and a Tier 1 Leverage Ratio (as defined herein) of 6.6%.


    Prior to September 1995, Eldorado's predecessor, SDN Bancorp, Inc. ("SDN"), owned a single bank with approximately $56 million in assets which was categorized as "critically undercapitalized" by federal regulators. In September 1995, SDN was recapitalized by Dartmouth Capital Group, L.P. ("DCG"), a bank holding company organized by Robert P. Keller, Eldorado's President and Chief Executive Officer. Following that recapitalization, Mr. Keller assumed control of SDN, installed new management and began implementing policies to improve asset quality and operating performance. DCG is controlled by Mr. Keller and a majority of Eldorado's directors. As of October 30, 1998, DCG owned approximately 33% of the outstanding Eldorado common stock, and DCG and its affiliates owned, in the aggregate, over 62% of the outstanding Eldorado common stock.


    Since DCG acquired control, the size and scope of Eldorado's business and operations have changed substantially as a consequence of its acquisitions, including its most recent acquisition of Eldorado Bancorp and its subsidiary Eldorado Bank (the "Eldorado Acquisition"). Completed in June 1997, the Eldorado Acquisition nearly doubled Eldorado's assets. Following the Eldorado Acquisition, Eldorado consolidated into Eldorado Bank the respective operations of its other subsidiaries. In addition, each of Eldorado's acquisitions has been accounted for as a purchase, and accordingly, the operating results of each acquired company are included in Eldorado's financial statements only from the date of acquisition. As a result of such acquisitions and the accounting treatment therefor, Eldorado's historical operating results prior to June 30, 1997 are of limited relevance in evaluating Eldorado's historical financial performance and predicting its future operating results.

    Eldorado Bank is incorporated under the laws of the State of California and is licensed by the California State Department of Financial Institutions. It also is a member of the Federal Reserve System. Eldorado Bank's deposits are insured up to applicable limits by the FDIC.


    Eldorado's principal place of business is 24012 Calle de la Plata, Suite 150, Laguna Hills, CA 92653; its telephone number at that address is (949) 699-4344.



     CERTAIN INFORMATION INCORPORATED BY REFERENCE AND DELIVERED
 HEREWITH. Additional information relating to Eldorado, including information relating to the business, properties, financial condition and results of operations of Eldorado, is included in Annexes III through V which have been delivered with and are incorporated by reference into this Proxy

 Statement/Prospectus by reference. See "Where You Can Find More Information."

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                      MARKET DATA AND DIVIDEND INFORMATION



    Trading in Eldorado and Antelope common stock has been extremely limited and cannot be characterized as amounting to an established public trading market. Each company's common stock is registered with the National Association of Securities Dealers and has been traded only over-the-counter. Antelope's market makers are Sutro & Company, Albertson & Associates and Hoefer & Arnett. Eldorado currently has no market makers. Neither of the companies is listed on an exchange or is quoted on Nasdaq. As a result, we believe that any comparative pricing information relating to Eldorado and Antelope common stock would be of limited use. See "Risk Factors -- Illiquidity of Eldorado Common Stock" and "-- Volatility of Stock Price."



    Eldorado has never paid cash dividends on its common stock. Antelope has not paid cash dividends on its common stock since 1994. Neither Eldorado nor Antelope have the present intention to pay any cash dividends in the foreseeable future.


                     DESCRIPTION OF ELDORADO CAPITAL STOCK


    The following summary of the terms of the Eldorado common stock and preferred stock does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of Eldorado's Certificate of Incorporation, as amended to date.


COMMON STOCK

    GENERALLY. The common stock of Eldorado consists of four classes, each having a par value of $.01 per share: Voting Special Common Stock, Non-Voting Special Common Stock, Class B Common Stock and Class C Common Stock. The Voting Special Common Stock and Non-Voting Special Common Stock are referred to collectively as the "Special Common Stock." The Class B Common Stock and Class C Common Stock are referred to collectively as the "Regular Common Stock." The Voting Special Common Stock and Class B Common Stock are referred to collectively as the "Voting Common Stock." The powers, preferences and rights of each of the classes of Common Stock are summarized below.

    Pursuant to the terms of the Merger Agreement, Eldorado would be issuing Class B Common Stock to the Antelope shareholders. As of October 12, 1998, Eldorado had the following shares of capital stock outstanding: 1,485,033 shares of Voting Special Common Stock, 927,826 shares of Non-Voting Special Common Stock, 7,305,849 shares of Class B Common Stock and no shares of Class C Common Stock.

    SPECIAL COMMON STOCK. The Special Common Stock is entitled to a liquidation preference over the Regular Common Stock, entitling the holders of Special Common Stock to payment, in any liquidation of Eldorado (including any merger, reorganization or other transaction which constitutes a change in control of Eldorado, as set forth in the Certificate of Incorporation, and in which the holders of the Common Stock are entitled to receive consideration on account of their shares), of $9.62 per share before the holders of the Regular Common Stock may receive any payment. After the holders of both the Special Common Stock and the Regular Common Stock have received $9.62 per share, each share of Special Common Stock and Regular Common Stock will participate equally in any remaining consideration available to holders of Eldorado common stock.

    The Special Common Stock is convertible into Regular Common Stock on a share-for-share basis without the payment of any additional consideration, at any time at the election of the holder, and is mandatorily convertible into Regular Common Stock upon the consummation of a Qualified Offering. As used herein, a "Qualified Offering" means the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of Class B Common Stock to the public at an offering price per share of at least 200% of the

Initial Purchase Price (as hereinafter defined), in which offering either (x) the aggregate offering price of the shares sold by Eldorado is not less than $25 million, or (y) the aggregate offering price of all shares sold in the offering, including those sold by Eldorado and those sold by other stockholders, is not less than $30 million of which the aggregate offering price of the shares sold by Eldorado is not less than $20 million. For purposes of this definition, the "Initial Purchase Price" means $9.62 per share, as adjusted for any stock split, stock dividend or other similar distribution on the Class B Common Stock.

    Except with respect to the issuance of additional capital stock senior to or PARI PASSU with the Special Common Stock in liquidation preference or senior to the Special Common Stock in redemption rights, and amendments to Eldorado's Certificate of Incorporation that adversely affect the rights of the Special Common Stock (in each of which cases the Special Common Stock has separate voting rights), the Voting Special Common Stock and the Class B Common Stock are entitled to vote together as a single class on all matters with respect to which holders of common stock are entitled to vote under the Delaware General Corporation Law (the "DGCL"). The holders of the Non-Voting Special Common Stock are not entitled to vote with respect to any matter, excepting only (i) those matters described in the immediately preceding sentence as to which the Special Common Stock votes as a separate class, and (ii) any other amendment of Eldorado's Certificate of Incorporation adversely affecting the Non-Voting Special Common Stock.

    In all other respects the Special Common Stock is identical to the Regular Common Stock.

    REGULAR COMMON STOCK, AND RIGHTS SHARED BY ALL ELDORADO COMMON STOCK. The Class B Common Stock and Class C Common Stock, except as provided below, have rights, powers and preferences comparable to shares of common stock generally under the DGCL, including the following:

    DIVIDENDS. Except as limited by the terms of the Series B Preferred Stock or any other series of Preferred Stock that may hereafter be issued, and by the terms of the Subordinated Debentures (as defined herein) (which prohibits dividends on Eldorado common stock during certain periods), Eldorado may pay dividends on the Regular Common Stock as declared from time to time by its Board of Directors out of funds legally available therefor. See "-- Effect of Capital Securities on Common Stock" below. With certain exceptions, a Delaware corporation (such as Eldorado) may pay dividends only out of (i) its surplus (as defined under the DGCL), or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. Eldorado's principal source of cash flow for the payment of dividends will be dividends from its banking subsidiary, Eldorado Bank, which is subject to substantial regulatory restrictions on the payment of dividends.

    VOTING RIGHTS. Except as is provided with respect to the Series B Preferred Stock or as may be provided with respect to any other series of Eldorado preferred stock that may hereafter be issued, the holders of the Voting Common Stock possess exclusive voting rights. The Class C Common Stock is not entitled to vote in any matter, excepting only amendments to Eldorado's Certificate of Incorporation adversely affecting the rights of the Class C Common Stock. Each holder of Voting Common Stock is entitled to one vote for each share held on all matters voted upon by shareholders. Shareholders are not permitted to cumulate votes in elections of directors.

    LIQUIDATION. Subject to any prior rights that may be granted to the holders of any shares of Eldorado preferred stock that may be outstanding as of the applicable time, and the preferential rights of the Special Common Stock over the Regular Common Stock discussed above, in the event of any liquidation, dissolution or winding up of Eldorado, the holders of Eldorado common stock would be entitled to receive, after payment of all debts and liabilities of Eldorado (including all deposit accounts and accrued interest thereon and including the Subordinated Debentures), all assets of Eldorado that are available for distribution.

PREFERRED STOCK


    SERIES B PREFERRED STOCK. The Series B Preferred Stock constitutes non-voting, non-participating, non-cumulative perpetual preferred stock. It has a liquidation preference of $100 per share (the "Series B Liquidation Value"). The terms of the Series B Preferred Stock provide that the holders will be paid a quarterly cash dividend at a rate of 11.0% per annum, although a failure of Eldorado to declare and pay such dividend in cash does not, except under the limited circumstances described below, give rise to any liability to Eldorado. However, certain other rights accrue to the holders of the Series B Preferred Stock if quarterly dividends thereon are not paid in full in cash, as discussed below, thereby giving Eldorado certain economic incentives to pay such cash dividends.


    If or to the extent dividends are not paid in cash on the Series B Preferred Stock, Eldorado is obligated (subject to certain limitations) to issue shares of Regular Common Stock (so-called pay-in-equity shares or "PIE Shares") based on a formula that results in an effective yield of 14.0% per annum on the Series B Preferred Stock. The number of PIE Shares that Eldorado is authorized to issue is limited, such that Eldorado can issue PIE Shares in lieu of paying cash dividends on the Series B Preferred Stock for an aggregate of approximately 12 calendar quarters. If Eldorado exhausts all PIE Shares that it is authorized to issue, Eldorado will be legally obligated to pay all subsequent dividends on the Series B Preferred Stock in cash, excepting only if Eldorado's financial condition falls below certain thresholds or if it is legally prohibited from doing so (or if comparable impediments exist with respect to Eldorado's banking subsidiary).

    The Series B Preferred Stock is not currently convertible into Common Stock, but upon the sixth quarter (whether or not consecutive) with respect to which Eldorado fails to pay dividends on the Series B Preferred Stock in full in cash, the Series B Preferred Stock will become convertible into Regular Common Stock at a price of $8.00 per share (valuing the Series B Preferred Stock at its Redemption Price (as defined herein)). Further, the Series B Preferred Stock will become convertible into Regular Common Stock, also at $8.00 per share, upon the earlier of a change in control of Eldorado or June 6, 2002.

    The Series B Preferred Stock is redeemable at the election of Eldorado, at any time and in whole or in part, except that any redemption after the Series B has become convertible into Regular Common Stock must be in whole. Any such redemption will be at a price (the "Series B Redemption Price") of 103% of the Series B Liquidation Value plus accrued and unpaid dividends for the calendar quarter in which the redemption is effected.

    The holders of the Series B Preferred Stock are entitled to certain limited voting rights, including a requirement that Eldorado obtain the approval of the holders of two-thirds of the shares of Series B Preferred Stock prior to (i) a payment of cash dividends to the holders of Eldorado common stock if certain financial criteria are not met, (ii) any redemption of Eldorado common stock (subject to limited exceptions), (iii) any issuance of Eldorado preferred stock senior to or PARI PASSU with the Series B Preferred Stock or debt securities (other than the Subordinated Debentures) to a trust or other financing entity in connection with such entity's issuance of securities comparable to the Capital Securities (as defined herein), or (iv) any incurrence of Indebtedness (as defined herein) in excess of certain limits. As used herein, "Indebtedness" means, whether recourse as to all or a portion of the assets of Eldorado and whether or not contingent: (t) every obligation of Eldorado for money borrowed;
(u) every obligation of Eldorado evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (v) every reimbursement obligation of Eldorado with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of Eldorado; (w) every obligation of Eldorado issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (x) every capital lease obligation of Eldorado; (y) every obligation of the type referred to in clauses (t) through
(x) of another person and all dividends of

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
another person the payment of which, in either case, Eldorado has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise; and
(z) all indebtedness of Eldorado for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements.


    OTHER SERIES OF PREFERRED STOCK. Eldorado's Board of Directors has the authority to determine the powers, rights and preferences of any other series of Eldorado preferred stock issued by Eldorado without the approval of the holders of Eldorado common stock, at the time of the issuance, which may include, among other things, rights in liquidation, rights to participating dividends, voting rights and rights to convert to Eldorado common stock. As noted above, however, Eldorado may not issue any additional shares of Eldorado preferred stock having a liquidation preference senior to the Series B Preferred Stock without the consent of two-thirds of the then-outstanding shares of Series B Preferred Stock, and Eldorado may not issue any additional shares of Eldorado preferred stock having a liquidation preference senior to or PARI PASSU with the Special Common Stock without the consent of two-thirds of the then-outstanding shares of Special Common Stock.


EFFECT OF CAPITAL SECURITIES ON COMMON STOCK


    GENERAL. In connection with the acquisition of Eldorado Bancorp in June 1997, CSBI Capital Trust I, a subsidiary of Eldorado (the "Trust"), issued an aggregate principal amount of $27.7 million in 11% Subordinated Capital Income Securities, Series A (the "Capital Securities"), which represent undivided beneficial ownership interests in the assets of the Trust. The sole asset of the Trust is $28.5 million of 11% Junior Subordinated Debentures (the "Subordinated Debentures") issued by Eldorado to the Trust. The terms of the Subordinated Debentures and the Capital Securities are materially the same, and payments to the Trust under the Subordinated Debentures are passed through the Trust to the holders of the Capital Securities. In addition to its obligations under the Subordinated Debentures, Eldorado has also guaranteed certain payments on the Capital Securities to the extent the Trust has funds available therefor.


    ACCOUNTING AND REGULATORY TREATMENT. For financial reporting purposes, the Trust is treated as a subsidiary of Eldorado and, accordingly, the accounts of the Trust are included in the consolidated financial statements of Eldorado. The Capital Securities are presented as a liability in the consolidated balance street of Eldorado as a separate line item under the caption "Subordinated Debentures" and disclosure about the Capital Securities and the Subordinated Debentures are included in the notes to the consolidated financial statements. For financial reporting purposes, Eldorado records distributions payable on the Capital Securities as an interest expense in its consolidated statements of income.

    Under current Federal Reserve regulations, the Capital Securities are treated as Tier 1 capital of Eldorado for regulatory capital purposes.

    LIQUIDATION PREFERENCE RELATIVE TO ELDORADO COMMON STOCK. In the event of any liquidation, dissolution or winding up of Eldorado, the holders of the Capital Securities are entitled to receive payment prior to the holders of Eldorado common stock.

    DISTRIBUTIONS PAYABLE ON CAPITAL SECURITIES. Interest is payable by Eldorado on the Subordinated Debentures (and, in turn, distributions are payable by the Trust on the Capital Securities) on a quarterly basis at an annual rate of 11%. Eldorado has the right to defer payment of interest on the Subordinated Debentures for a period not to exceed 20 consecutive quarterly periods. As a consequence of any such extension, quarterly distributions on the Capital Securities will be deferred by the Trust for such period. During any such deferral period, Eldorado may not, among other things, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Eldorado's capital stock, including, without limitation, Eldorado common stock.

    REDEMPTION. The Capital Securities will be redeemed upon the redemption of the Subordinated Debentures. The Subordinated Debentures are redeemable at the option of Eldorado after June 6, 2007 at a redemption premium initially equal to 105.875% of the liquidation amount of the securities (the principal amount plus accrued and unpaid interest) and declining over 10 years ratably to 100% thereof. In addition, upon the occurrence of a Regulatory Capital Event (a regulatory shift impacting Eldorado's ability to treat the Capital Securities as Tier 1 Capital), a Tax Event (a regulatory shift impacting Eldorado's ability, among other things, to deduct interest payable on the Subordinated Debentures) or an Investment Company Event (a regulatory shift whereby the Trust would be required to be treated as an investment company under the Investment Company
Act), Eldorado would be required to repurchase the Subordinated Debentures at the greater of their principal amount or the present value of their principal amount plus scheduled interest payments for their remaining life and the premium payable upon the optional redemption thereof.

        COMPARISON OF THE RIGHTS OF HOLDERS OF ELDORADO COMMON STOCK AND
                        HOLDERS OF ANTELOPE COMMON STOCK

INTRODUCTION

    Antelope is a banking corporation incorporated under the laws of the State of California in accordance with the provisions of the California Corporations Code (the "California Code"). Eldorado is a business corporation organized under the Delaware General Corporation Code (the "Delaware Code"). Upon the consummation of the merger, those Antelope shareholders receiving Eldorado Common Stock will become shareholders of an issuer (Eldorado) organized under the Delaware Code.


    Differences between the California Code and the Delaware Code, and between the respective charters and Bylaws of Antelope and Eldorado, will result in several changes in the rights of the Antelope shareholders if the merger is effected. Certain differences between the rights of holders of shares of Eldorado Common Stock and shares of Antelope common stock are summarized below.


    The following summary does not purport to be a complete statement of the rights of shareholders under the California Code and Antelope's charter and Bylaws as compared with the rights of the shareholders of Eldorado under the Delaware Code and Eldorado's charter and Bylaws, or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the Delaware Code and the California Code and the governing corporate instruments of Eldorado and Antelope, to which Antelope shareholders are referred. Copies of the charter and Bylaws of, respectively, Antelope and Eldorado may be obtained from Antelope upon request.

CERTAIN VOTING RIGHTS

    The California Code generally requires approval of any reorganization (which includes a merger, certain exchange reorganizations and certain sale-of-asset reorganizations) or sale of all or substantially all of the assets of a corporation by the affirmative vote of the holders of a majority (unless the charter requires a higher percentage) of the outstanding shares of each class of capital stock of the corporation entitled to vote thereon. The Antelope charter does not require a higher percentage. Under the Delaware Code, any merger, consolidation or sale of all or substantially all of the assets of a corporation requires the approval of the holders of a majority (unless the charter requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. The Eldorado charter does not require a higher percentage.

    In general, under the California Code, no approval of a reorganization is required by the holders of the outstanding shares in the case of any corporation if such corporation, or its shareholders immediately before such reorganization, or both, own, immediately after such reorganization, equity securities (other than warrants or rights) of the surviving or acquiring corporation, or the parent of each of the constituent corporations, possessing more than five-sixths of the voting power of such surviving or acquiring corporation or such parent. The Antelope charter does not require shareholder authorization for mergers of the type described in the preceding sentence unless the level of dilution described above has occurred. The Delaware Code provides that (unless required by the certificate of incorporation) no authorization by shareholders of a surviving or acquiring corporation is necessary for a merger if (i) the merger does not amend the certificate of incorporation of the corporation, (ii) each share of stock of the corporation outstanding prior to the merger remains identical after the merger, and (iii) the authorized unissued shares or the treasury shares of common stock of the corporation to be issued or delivered under the merger plus shares issuable upon conversion of any other shares, securities or obligations to be issued or delivered under the merger do not exceed 20% of the shares of common stock of the corporation outstanding prior to the merger. The Eldorado charter does not require shareholder authorization for mergers of the type described in the preceding sentence.

    Under the California Code, a parent corporation may, without shareholder approval, merge into itself any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock. Similarly, the Delaware Code permits a merger of a 90% owned subsidiary corporation into its parent without shareholder approval so long as the resolution of the board of directors of the parent providing for the merger states the terms and conditions of the merger, including the consideration to be given by the parent in exchange for the subsidiary shares not owned by the parent.

DIVIDENDS

    Generally, under California law, a bank may only declare a cash dividend out of a bank's net profits up to the lesser of a bank's retained earnings or a bank's net income for the last three fiscal years (less any distributions to shareholders made during such period). In the event that a bank has no retained earnings or net income for the prior three fiscal years, cash dividends may be paid in an amount not exceeding the greatest of (i) net income for such bank's last preceding fiscal year, (ii) net income for such bank's current fiscal year or (iii) retained earnings of such bank, upon obtaining the prior approval of the Commissioner.

    Under the Delaware Code, a corporation may pay dividends out of surplus or out of its net profits for the fiscal year in which the dividend is declared or its net profits for the preceding fiscal year, subject to certain limitations for the benefit of certain preference shares.

ELECTION OF DIRECTORS

    Under the California Code, with limited exceptions inapplicable to Antelope, any shareholder of a corporation is entitled to cumulate his votes for the election of directors provided that at least one shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate his or her votes. Cumulative votes may only be cast for candidates who have been nominated before the voting. Accordingly, Antelope shareholders are entitled to cumulative votes for the election of directors.

    The Delaware Code permits cumulative voting in the election of directors of a corporation only if the charter of such corporation provides for cumulative voting. Eldorado's charter does not provide for cumulative voting.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

    Under the California Code, the holders of at least 10% of the number of outstanding shares of any class of stock may initiate a court action to remove any director for cause. In addition, any or all of the directors of a California corporation may be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote. However, no director may be removed (unless the entire board is removed) when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of the directors authorized at the time of the director's most recent election were then being elected.

    Under the Delaware Code and the Eldorado charter, any or all directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

    Under the California Code (unless otherwise provided in the charter or bylaws and except for a vacancy created by the removal of a director), vacancies on the board of directors may be filled by approval of the board. The Antelope charter and Bylaws contain no provisions to the contrary. In addition, any vacancy not filled by the directors and any vacancies on the board resulting from the removal of directors may be filled by the vote of the majority of shares entitled to vote.

    Under the Delaware Code and Eldorado's Bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office.

SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDERS ACTION BY WRITTEN CONSENT

    Under the California Code, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president or the holders of shares entitled to cast not less than 10% of the votes at the meeting, or by such additional persons as may be provided in the charter or bylaws. Neither the Antelope charter nor its Bylaws permit any other person to call a special meeting.

    Under the Delaware Code, a special meeting may be called by the board of directors or such other persons as may be authorized by the charter or bylaws. The Eldorado bylaws provide that a special meeting may also be called by the president, and shall be called by the secretary at the request in writing of shareholders owning at least 10% of the outstanding shares entitled to vote at the meeting.

    Under the California Code and Antelope's Bylaws, any action which may be taken at a meeting of shareholders may also be taken by the written consent of the holders of at least the same proportion of outstanding shares as would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted, except that the election of directors by written consent generally requires the unanimous consent of all shares entitled to vote.

    Under the Delaware Code (unless otherwise provided in the charter), any action which is required to be taken or may be taken at a meeting of shareholders, including the election of directors, may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. Eldorado's charter contains no provisions to the contrary.

AMENDMENT OF BYLAWS

    Under the California Code and Antelope's Bylaws, bylaws may be adopted, amended or repealed either by the vote of a majority of the outstanding shares entitled to vote thereon or (subject to any restrictions in the charter or bylaws) by the approval of the board of directors, except that amendments to the bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares.

    Under the Delaware Code, the power to adopt, amend or repeal bylaws is vested in the shareholders unless the charter confers the power to adopt, amend or repeal bylaws upon the directors as well. Eldorado's charter confers such powers on Eldorado's board of directors except with regard to bylaws that, by their express terms, may be altered or repealed only by the shareholders.

AMENDMENT OF CHARTER

    Under both the California Code and the Delaware Code, unless the charter requires a greater vote, amendments to the charter of a corporation generally require approval by vote of the board of directors and the holders of a majority of outstanding shares entitled to vote thereon and, where their rights are affected, by the holders of a majority of the outstanding shares of a class, whether or not such class is entitled to vote thereon by the provision of the charter. Antelope's charter does not require any vote greater than that required under the California Code. Eldorado's charter does not require any vote greater than that required under the Delaware Code.

DISSENTERS' RIGHTS

    Under the California Code, in connection with the merger of a corporation for which the approval of outstanding shares is required, dissenting shareholders of such corporation who follow prescribed statutory procedures are entitled to receive payment of the fair market value of their shares. No such rights are available, however, if the shares are listed on a national securities exchange certified by the California Commissioner of Corporations or appear on the Federal Reserve list of over-the-counter margin stocks unless (i) such shares are subject to certain restrictions on transfer or (ii) the holders of at least 5% of such shares elect dissenters' rights.

    Under the Delaware Code, appraisal rights are generally available for the shares of any class or series of stock of a corporation in a merger or consolidation; however, no appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transactions, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 shareholders. Furthermore, no appraisal rights are available to shareholders of the surviving corporation (or, in limited circumstances, to shareholders of the non-surviving corporation if the merger is between a parent and its subsidiary) if the merger did not require shareholder approval. Appraisal rights are, however, available for such class or series if the holders thereof receive in the merger or consolidation anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash in lieu of fractional shares; or (iv) any combination of the foregoing.

CERTAIN BUSINESS COMBINATIONS AND REORGANIZATIONS

    Under the California Code, if a party that makes a tender offer or proposes to acquire a corporation by a reorganization or certain sales of assets is controlled by such corporation or an officer or director of such corporation, or if a director or executive officer of such corporation has a material financial interest in such party (each an "Interested Party Proposal"), (a) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation must be delivered to shareholders of such corporation and
(b) such shareholders must be (x) informed of certain later tender offers or written proposals for a reorganization or sale of assets made by other persons and (y) afforded a reasonable opportunity to withdraw any vote, consent or proxy previously given or shares previously tendered in connection with the Interested Party Proposal.

    In addition, in connection with any merger transaction, the California Code generally requires that, unless all shareholders of a class or series consent, each share of such class or series must be treated equally with respect to any distribution of cash, property, rights or securities. The California Code also provides generally that if a corporation that is party to a merger, or its parent, owns more than 50% but less than 90% of the voting power of the other corporation that is party to such merger, the nonredeemable shares of common stock of the controlled corporation may be converted only into nonredeemable shares of the surviving corporation or a parent party unless all of the shareholders of the class consent.

    Unless otherwise provided in the corporation's charter, the Delaware Code would prevent an "Interested Stockholder" (defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a Business Combination (as defined in Section 203 of the Delaware Code) with a corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of such corporation approved the transaction in which the Interested Stockholders became an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of such corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of such corporation not owned by the Interested Stockholder. Eldorado's charter provides that Eldorado shall not be governed by the provisions of Section 203 of the Delaware Code.

                                 LEGAL MATTERS


    The validity of the shares of Eldorado Common Stock to be issued in connection with the merger will be passed upon by Nutter, McClennen & Fish, LLP, Boston, Massachusetts. Michael K. Krebs, the Secretary of Eldorado, is a partner of Nutter, McClennen & Fish, LLP.


                                    EXPERTS

    The financial statements of Eldorado Bancshares, Inc. (formerly known as Commerce Security Bancorp, Inc.) as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Eldorado Bancorp and its subsidiary as of December 31, 1996 and 1995 and the three year period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Antelope Valley Bank as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 OTHER MATTERS

    As of the date of this Proxy Statement/Prospectus, the Antelope Board of Directors knows of no matters that will be presented for consideration at the Antelope Meeting other than as described in this Proxy Statement/Prospectus. If any other matters shall properly come before the Antelope Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Antelope.

                      WHERE YOU CAN FIND MORE INFORMATION


    Eldorado files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements or other information Eldorado files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Eldorado's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Eldorado Common Stock is not registered pursuant to Section 12(g) of the Securities Act, and therefore, Eldorado is not required to deliver annual reports to its shareholders. Upon completion of the merger, Eldorado Common Stock will be registered pursuant to Section 12(g) of the Securities Act. As a result, Eldorado will become obligated to file proxy statements with the SEC and will be required to deliver annual reports to its shareholders. Eldorado will deliver to any shareholder, upon request, a copy of its annual reports filed with the SEC.



    Antelope files annual, quarterly and special reports, proxy statements and other information with the FDIC. You may read and copy any reports, statements or other information Antelope files at the FDIC's Registration and Disclosure Section, 1776 F Street, N.W., 6th Floor, Washington D.C. 20006. You can also request such documents by calling the FDIC at 1-202-898-8920 or by fax at 1-202-898-3909.



    Of the filings Antelope and Eldorado have made with the FDIC and SEC, respectively, the following reports have been delivered with this Proxy Statement/Prospectus as Annexes I through V, respectively:



Annex I:    Antelope's Annual Report on Form 10-KSB, as amended, for the year ended
            December 31, 1997.
Annex II:   Antelope's Quarterly Report on Form 10-QSB, as amended, for the fiscal quarter ended June 30, 1998.
Annex III:  Eldorado's Annual Report on Form 10-K, as amended, for the year ended
            December 31, 1997.
Annex IV:   Eldorado's Quarterly Report on Form 10-Q, as amended, for the fiscal quarter ended June 30, 1998.
Annex V:    The consolidated financial statements of Eldorado Bancorp and its subsidiary as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996.


There have been no material changes in the Eldorado's or Antelope's affairs since June 30, 1998, the period covered by each of Eldorado's and Antelope's latest Quarterly Report on Form 10-Q and Form 10-QSB, respectively.


    Eldorado filed a Registration Statement on Form S-4 to register with the SEC the Eldorado Common Stock to be issued to Antelope shareholders in the merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Eldorado in addition to being a proxy statement of Antelope for the Antelope Meeting. As allowed by SEC rules, this Proxy Statement/ Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.



    The SEC and FDIC allows us to "incorporate by reference" information into this Proxy Statement/ Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC or FDIC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Eldorado and Antelope have previously filed with the SEC or FDIC. These documents contain important information about our companies and their finances.



ELDORADO SEC FILINGS (FILE NO. 2-76555)
---------------------------------------------  PERIOD
                                               ---------------------------------------------
Annual Report on Form 10-K...................  Year ended December 31, 1997, as amended on
                                               October 13, 1998

Quarterly Reports on Form 10-Q...............  Quarter ended March 31, 1998;
                                               Quarter ended June 30, 1998, as amended on
                                               October 13, 1998

Current Reports on Form 8-K..................  Filed on each of June 25, 1997 (as amended on
                                               July 11 and August 6, 1997), April 10, 1998,
                                               August 21, 1998, September 18, 1998,
                                               September 22, 1998 and October 13, 1998 (as
                                               amended on November 5, 1998)

ANTELOPE FDIC FILINGS
---------------------------------------------  PERIOD
                                               ---------------------------------------------

Annual Report on Form 10-KSB.................  Year ended December 31, 1997, as amended on
                                               October 13, 1998 (filed as exhibit 99.1 to
                                               Eldorado's Current Report on Form 8-K filed
                                               on October 13, 1998)

Quarterly Reports on Form 10-QSB.............  Quarter ended March 31, 1998;
                                               Quarter ended June 30, 1998, as amended on
                                               October 13, 1998 (filed as exhibits 99.2 and
                                               99.3 to Eldorado's Current Report on Form 8-K
                                               filed on October 13, 1998 and amended on
                                               November 5, 1998)

Current Report on Form 8-K...................  Filed on September 24, 1998



    Eldorado and Antelope are also incorporating by reference additional documents that we may file with the SEC and FDIC between the date of this Proxy Statement/Prospectus and the date of the Antelope Meeting.


    Eldorado has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Eldorado and Antelope has supplied all such information relating to Antelope.


    If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC or FDIC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:


Eldorado Bancshares, Inc.              Antelope Valley Bank
Attention: John L. Gordon              Attention: Margaret A. Torres
24012 Calle de la Plata, Suite 150     831 West Lancaster Boulevard
Laguna Hills, California 92653         Lancaster, California 93534
Telephone: (949) 699-4344              Telephone: (805) 945-4511

    If you would like to request documents from us, please do so by December 10, 1998 to receive them before the Antelope Meeting.



    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED NOVEMBER 12, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 12, 1998, AND NEITHER THE MAILING OF THE PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF ELDORADO COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                                                       EXHIBIT A


                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                           ELDORADO BANCSHARES, INC.

                                      AND

                              ANTELOPE VALLEY BANK

                         DATED AS OF SEPTEMBER 22, 1998

                               TABLE OF CONTENTS

                                                                                                                    PAGE
ARTICLE I.         Definitions...............................................................................        A-1
                   1.1        Definitions....................................................................        A-1
                   1.2        Rules of Construction..........................................................        A-5
                              1.2.1..........................................................................        A-5
                              1.2.2..........................................................................        A-5
                              1.2.3..........................................................................        A-5
                              1.2.4..........................................................................        A-6
                              1.2.5..........................................................................        A-6
                              1.2.6..........................................................................        A-6
                              1.2.7..........................................................................        A-6
                              1.2.8..........................................................................        A-6

ARTICLE II.        The Merger................................................................................        A-6
                   2.1        The Merger.....................................................................        A-6
                   2.2        Corporate Documents, Directors and Officers....................................        A-6
                   2.3        Treatment of SUBJECT BANK Common Stock.........................................        A-6
                              2.3.1   Conversion of Common Stock.............................................        A-6
                              2.3.2   Dissenting SUBJECT BANK Shares.........................................        A-7
                              2.3.3   Fractional Shares......................................................        A-7
                              2.3.4   Delivery of Shares and Cash to Exchange Agent..........................        A-7
                   2.4        Exchange of Certificates.......................................................        A-7
                              2.4.1   SUBJECT BANK Common Stock Exchange Procedures..........................        A-7
                              2.4.2   Certain Taxes..........................................................        A-8
                              2.4.3   Lost, Stolen or Destroyed Certificates.................................        A-8
                              2.4.4   Unclaimed Merger Consideration.........................................        A-8
                   2.5        Closing of SUBJECT BANK Transfer Books.........................................        A-8
                   2.6        Anti-Dilution..................................................................        A-8
                   2.7        Tax Consequences...............................................................        A-9

ARTICLE III.       Representations and Warranties............................................................        A-9
                   3.1        By SUBJECT BANK................................................................        A-9
                              3.1.1   Organization, Standing and Power.......................................        A-9
                              3.1.2   Capital Structure......................................................        A-9
                              3.1.3   Interests in Other Entities............................................       A-10
                              3.1.4   Authority and Related Matters..........................................       A-10
                              3.1.5   Voting Agreement.......................................................       A-10
                              3.1.6   Conflicts..............................................................       A-11
                              3.1.7   Consents...............................................................       A-11
                              3.1.8   Financial Statements; Exchange Act Filings; S-1 Disclosure.............       A-11
                              3.1.9   Regulatory Filings and Agreements......................................       A-12
                              3.1.10  Undisclosed Liabilities................................................       A-12
                              3.1.11  Loans, Classified and OLEM Assets, Reserves and Certain
                                     Other Assets............................................................       A-12
                              3.1.12  Investment Securities; Derivatives.....................................       A-13
                              3.1.13  Absence of Certain Changes or Events...................................       A-14
                              3.1.14  Compliance with Applicable Laws........................................       A-14
                              3.1.15  Litigation and Other Disputes..........................................       A-14
                              3.1.16  Administration of Fiduciary Accounts...................................       A-14
                              3.1.17  Taxes..................................................................       A-15

                                                                                                                    PAGE
                              3.1.18  Certain Agreements.....................................................       A-15
                              3.1.19  Employees and Employee Benefit Plans...................................       A-16
                              3.1.20  Properties.............................................................       A-18
                              3.1.21  Environmental..........................................................       A-18
                              3.1.22  Intellectual Property..................................................       A-19
                              3.1.23  Capitalization.........................................................       A-19
                              3.1.24  CRA....................................................................       A-19
                              3.1.25  Year 2000..............................................................       A-19
                              3.1.26  Pooling of Interests Treatment; Tax Free Reorganization................       A-20
                              3.1.27  Fairness Opinion.......................................................       A-20
                              3.1.28  Brokers................................................................       A-20
                              3.1.29  Disclosure of All Material Matters.....................................       A-20
                   3.2        By the Company.................................................................       A-20
                              3.2.1   Organization, Standing and Power.......................................       A-20
                              3.2.2   Authority and Related Matters..........................................       A-21
                              3.2.3   Conflicts..............................................................       A-21
                              3.2.4   Consents...............................................................       A-21
                              3.2.5   Registration Statement.................................................       A-22
                              3.2.6   Absence of Certain Changes or Events...................................       A-22
                              3.2.7   Pooling of Interests Treatment; Tax Free Reorganization................       A-22
                              3.2.8   NASDAQ.................................................................       A-22

ARTICLE IV.        Additional Agreements.....................................................................       A-22
                   4.1        Discussions with Third Parties.................................................       A-22
                              4.1.1..........................................................................       A-22
                              4.1.2..........................................................................       A-23
                              4.1.3..........................................................................       A-23
                   4.2        Joint Proxy Statement -- Prospectus and S-4 Registration Statement; Shareholder
                              Approval.......................................................................       A-23
                              4.2.1..........................................................................       A-23
                              4.2.2..........................................................................       A-24
                              4.2.3..........................................................................       A-24
                              4.2.4..........................................................................       A-24
                              4.2.5..........................................................................       A-24
                              4.2.6..........................................................................       A-25
                              4.2.7..........................................................................       A-25
                              4.2.8..........................................................................       A-25
                   4.3        Access.........................................................................       A-25
                              4.3.1   With Respect to SUBJECT BANK...........................................       A-25
                              4.3.2   With Respect to the Company............................................       A-26
                              4.3.3   Confidentiality........................................................       A-26
                   4.4        Prosecution of Regulatory Filings; Cooperation.................................       A-27
                   4.5        Advice of Changes..............................................................       A-27
                   4.6        Current Information............................................................       A-28
                   4.7        Interim and Annual Financial Statements........................................       A-28
                   4.8        Conduct of Business............................................................       A-28
                   4.9        Certain Operating Covenants....................................................       A-29
                              4.9.1..........................................................................       A-29
                              4.9.2..........................................................................       A-29
                              4.9.3..........................................................................       A-29
                              4.9.4..........................................................................       A-29

                                                                                                                    PAGE
                              4.9.5..........................................................................       A-29
                              4.9.6..........................................................................       A-29
                              4.9.7..........................................................................       A-29
                              4.9.8..........................................................................       A-29
                              4.9.9..........................................................................       A-29
                              4.9.10.........................................................................       A-29
                              4.9.11.........................................................................       A-30
                              4.9.12.........................................................................       A-30
                              4.9.13.........................................................................       A-30
                              4.9.14.........................................................................       A-30
                              4.9.15.........................................................................       A-30
                   4.10       Certain Covenants of the Company...............................................       A-30
                   4.11       Covenants Regarding Employees, Directors and Officers..........................       A-31
                              4.11.1  Employee Benefit Plans.................................................       A-31
                              4.11.2  Indemnification........................................................       A-31
                              4.11.3  Tail Insurance.........................................................       A-32

ARTICLE V.         Conditions to Closing.....................................................................       A-33
                   5.1        Conditions to Obligations of Both Parties......................................       A-33
                              5.1.1  Approval by Shareholders................................................       A-33
                              5.1.2  Regulatory Approvals....................................................       A-33
                              5.1.3  Effectiveness of S-4 Registration Statement; Listing of Stock...........       A-33
                              5.1.4  No Pending or Threatened Claims.........................................       A-33
                   5.2        Conditions to the Obligations of the Company...................................       A-33
                              5.2.1  Accuracy of Representations and Warranties; Compliance with Covenants...       A-33
                              5.2.2  Bringdown of Representations and Warranties.............................       A-33
                              5.2.3  SUBJECT BANK Common Stock Outstanding...................................       A-33
                              5.2.4  Dissenting SUBJECT BANK Shares..........................................       A-33
                              5.2.5  Unsatisfactory Regulatory Review........................................       A-34
                              5.2.6  Tax and Accounting Opinions.............................................       A-34
                              5.2.7  Third Party Consents....................................................       A-34
                              5.2.8  Receipt of Officers' Certificates.......................................       A-34
                              5.2.9  Noncompetition Agreement................................................       A-34
                              5.2.10 Documents and Instruments in Satisfactory Form..........................       A-34
                   5.3        Conditions to the Obligations of SUBJECT BANK..................................       A-35
                              5.3.1  Accuracy of Representations and Warranties;
                                    Compliance with Covenants................................................       A-35
                              5.3.2  Bringdown of Representations and Warranties.............................       A-35
                              5.3.3  Delivery of Shares to Exchange Agent....................................       A-35
                              5.3.4  Tax and Accounting Opinions.............................................       A-35
                              5.3.5  Receipt of Officers' Certificate........................................       A-35
                              5.3.6  Documents and Instruments in Satisfactory Form..........................       A-35

ARTICLE VI.        Termination; Termination Fee..............................................................       A-36
                   6.1        By Mutual Agreement............................................................       A-36
                   6.2        Regulatory Impediment..........................................................       A-36
                   6.3        By the Company.................................................................       A-36
                              6.3.1..........................................................................       A-36
                              6.3.2..........................................................................       A-36
                              6.3.3..........................................................................       A-36

                                                                                                                    PAGE
                              6.3.4..........................................................................       A-36
                   6.4        By SUBJECT BANK................................................................       A-36
                              6.4.1..........................................................................       A-36
                              6.4.2..........................................................................       A-36
                              6.4.3..........................................................................       A-37
                              6.4.4..........................................................................       A-37
                              6.4.5..........................................................................       A-37
                   6.5        Termination Fee................................................................       A-37
                   6.6        Effect of Termination; Remedies................................................       A-37
                              6.6.1  General.................................................................       A-37
                              6.6.2  Remedies Cumulative Generally...........................................       A-37

ARTICLE VII.       Miscellaneous.............................................................................       A-37
                   7.1        Closing........................................................................       A-37
                   7.2        Expenses.......................................................................       A-37
                   7.3        Publicity......................................................................       A-37
                   7.4        Notices........................................................................       A-38
                   7.5        Entire Agreement...............................................................       A-39
                   7.6        Non-Survival of Representations, Warranties and Agreements.....................       A-39
                   7.7        Benefits; Binding Effect; Assignment and Designation...........................       A-39
                   7.8        Waiver.........................................................................       A-39
                   7.9        No Third Party Beneficiary.....................................................       A-39
                   7.10       Severability...................................................................       A-39
                   7.11       Counterparts...................................................................       A-39
                   7.12       Applicable Law; Consent to Jurisdiction........................................       A-39
                   7.13       Waiver of Jury Trial...........................................................       A-40

                        AGREEMENT AND PLAN OF MERGER(1)


    THIS AGREEMENT AND PLAN OF MERGER, dated as of September 22, 1998, is by and between Eldorado Bancshares, Inc., a Delaware corporation formerly known as Commerce Security Bancorp, Inc. (the "Company"), and Antelope Valley Bank, a California banking corporation ("SUBJECT BANK").

    WHEREAS, the respective Boards of Directors of the Company and SUBJECT BANK have deemed it advisable and in the best interests of their respective companies and shareholders to consummate the transactions contemplated herein, pursuant to which, subject to the terms and conditions set forth herein and for the consideration set forth herein, a subsidiary of the Company ("Merger Sub") shall merge with and into SUBJECT BANK (as more fully defined herein, the "Merger"), in consideration of which all of the then outstanding shares of SUBJECT BANK Common Stock shall be exchanged for Company Common Stock (each as hereinafter defined);

    WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that as a consequence the SUBJECT BANK Shareholders will not recognize income or loss for federal income tax purposes except to the extent they receive cash in lieu of fractional shares; and

    WHEREAS, the Company and SUBJECT BANK desire to make certain representations, warranties, covenants and agreements in connection with the Merger, as contained herein;

    NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and other agreements set forth herein, and intending to be legally bound hereby, the Company and SUBJECT BANK hereby agree as follows:

                                   ARTICLE I.
                                  DEFINITIONS

    1.1 DEFINITIONS. Capitalized terms contained in this Agreement and not defined in the preamble or the recitals above shall have the meanings set forth in this Section 1.1:

    "AFFILIATE" shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, "CONTROL" (including, with its correlative meanings, "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

    "AGREEMENT" means this Agreement and Plan of Merger, including the Disclosure Schedule and all Annexes hereto, as the same may be hereafter amended.

    "ASSOCIATE" shall have the meaning ascribed thereto in Rule 14a-1 under the Exchange Act.

    "AVERAGE PRICE" means the average of the last sale prices of Company Common Stock as reported on the National Association of Securities Dealers Automated Quotation system over the ten (10) consecutive trading day period immediately preceding the fifth trading day prior to the Effective Time.

    "BALANCE SHEET DATE" means June 30, 1998.

    "BANK" means Eldorado Bank, a California banking corporation and a wholly-owned subsidiary of the Company.

    "BANK REGULATORS" means any and all Federal or state Governmental Entities charged with the supervision or regulation of banks, bank holding companies or industrial loan companies, or engaged in the insurance of bank deposits.

------------------------


(1) The text of the Merger Agreement, as set forth in this Exhibit A, has been amended and restated to reflect its re-execution by the parties on September 22, 1998 and the subsequent amendment dated October 8, 1998.

    "BENEFIT PLAN" means any employee benefit plan (including any "employee benefit plan" as defined in Section 3(3) of ERISA) maintained or contributed to by the applicable entity.

    "BORROWER GROUP OBLIGATIONS" means all loans from SUBJECT BANK to, and other obligations to SUBJECT BANK of, (a) the applicable borrower, (b) all guarantors of such borrower, and (c) all affiliates and associates of such borrower and guarantors.

    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday or Friday that banks in Los Angeles, California are not required by Law to be closed.

    "CLASSIFIED ASSET" means (a) any loan or lease asset that is classified on the books and records of the applicable entity as "Substandard", "Doubtful" or "Loss", and (b) any property classified on the books and records of the applicable entity as OREO.

    "CLOSING" means the closing of the Merger, to be held on the Closing Date at a location fixed pursuant to Section 7.1.

    "CLOSING DATE" shall mean the date as of which the Closing of the Merger occurs, as the same may be fixed pursuant to Section 7.1.

    "COMPANY" means Eldorado Bancshares, Inc., a Delaware business corporation, including, unless the context clearly indicates otherwise, all direct and indirect subsidiaries of the Company as of the applicable time.

    "COMPANY COMMON STOCK" means the voting common stock of the Company, par value $.01 per share.

    "COMPANY GOVERNMENTAL APPROVALS" means the approvals listed on Disclosure Schedule Section 3.2.4.

    "COMPANY INTERIM FINANCIAL STATEMENTS" means, the Company's unaudited balance sheets, income statements and cash flow statements, prepared in accordance with GAAP, as at June 30, 1998 and for the six months then ended.

    "CRITICIZED ASSET" means any Classified Asset and any other loan or lease asset of the applicable Party classified on the books and records of the applicable Party as "Other Loans Especially Mentioned", "Special Mention", "Classified", Criticized", "Credit Risk Assets", "Concerned Loans" or by words of similar import.

    "DISCLOSURE SCHEDULE" means, collectively, the two schedules delivered prior to the execution of this Agreement by, respectively, SUBJECT BANK and the Company to one another, as supplemented hereafter from time to time by the applicable Party in accordance with Section 4.5.

    "DISSENTING SUBJECT BANK SHARES" means all shares of SUBJECT BANK Common Stock whose holders have perfected dissenters' rights under Section 1300 et seq. of the California Corporations Code.

    "EFFECTIVE TIME" means the time as of which the Merger is deemed to have become effective, as agreed upon by the Parties.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

    "EXCHANGE AGENT" means ChaseMellon Shareholder Services, L.L.C. or a banking institution, corporate trust company or entity regularly engaged in a stock transfer business that the Company shall appoint, after consultation with SUBJECT BANK, to act as exchange agent hereunder.

    "EXCHANGE RATIO" means 3.625 shares of Company Common Stock for each share of SUBJECT BANK Common Stock, unless such ratio is increased in the Company's sole discretion under the circumstances described in Section 6.4.7.

    "EXCLUDED SHARES" means shares of SUBJECT BANK Common Stock owned as of the Effective Time by the Company other than shares owned in a fiduciary capacity or as a result of debts previously contracted.

    "EXPENSES" means all legal, accounting, consulting, investment banking and other fees and expenses incurred by the applicable Party in connection with the Merger (including expenses incurred in connection with the preparation of this Agreement and all negotiations, due diligence and other activities conducted prior hereto, and including all broker's, finder's and similar fees and expenses).

    "FDIC" means the Federal Deposit Insurance Corporation.

    "FINAL APPROVAL DATE" means the later of (a) the date on which the final Governmental Approval is received, and (b) the date on which the SUBJECT BANK Shareholders approve the Merger.

    "1997 FINANCIAL STATEMENTS" means the applicable entity's audited balance sheet, income statement, cash flow statement and statement of shareholders' equity, with footnotes, prepared in accordance with GAAP, as at December 31, 1997 and for the year then ended, as audited by the applicable entity's independent auditors.

    "GAAP" means Generally Accepted Accounting Principles as in effect in the United States, consistently applied.

    "GOVERNMENTAL APPROVAL" means the approval of, or effectiveness of a filing or registration with, a Governmental Entity necessary or desirable for the consummation of the Merger (including the expiration of any waiting period imposed thereby), including the SUBJECT BANK Governmental Approvals and the Company Governmental Approvals.

    "GOVERNMENTAL ENTITY" means any administrative agency, commission, court or other governmental authority or instrumentality, domestic or foreign, including any government-sponsored corporation having regulatory authority under law.

    "HAZARDOUS MATERIAL" means any pollutant, contaminant, waste or hazardous or toxic substance regulated by Law as such, and petroleum or petroleum products.

    "INTERIM BALANCE SHEET" means the applicable entity's unaudited consolidated balance sheet, prepared in accordance with GAAP, as at June 30, 1998.

    "IRS" means the United States Internal Revenue Service.

    "JOINT PROXY STATEMENT -- PROSPECTUS" means the Joint Proxy
Statement -- Prospectus by which SUBJECT BANK will solicit proxies from the SUBJECT BANK Shareholders to vote such SUBJECT BANK Shareholders' shares in favor of the Merger at a meeting of SUBJECT BANK Shareholders held for such purpose and by which the Company will either solicit proxies from the holders of Company Common Stock to vote such shareholders' shares of Company Common Stock in favor of the Merger at a meeting of Company shareholders held for such purpose or provide information to the holders of Company Common Stock in connection with a written consent by such shareholders approving the Merger.

    "LAW" means any statute, law, ordinance, rule or regulation of any Governmental Entity that is applicable to the referenced Person.

    "MATERIAL ADVERSE EFFECT" means, with respect to any Person, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such Person (including such an effect caused indirectly through any of its subsidiaries), or on the ability of such

Person to consummate the Merger on the terms hereof; PROVIDED, HOWEVER, that a Material Adverse Effect does not include a change with respect to, or effect on, such Person resulting from a change in Law, GAAP, RAP, or a change with respect to, or effect on, such Person resulting from any other matter having a comparable effect on financial institutions or their holding companies generally.

    "MERGER" means the merger of Merger Sub with and into SUBJECT BANK, as more particularly described in Section 2.1.

    "MERGER CONSIDERATION" shall have the meaning given that term in Section 2.3.1.

    "MONTHLY FINANCIAL STATEMENTS" shall have the meaning given that term in
Section 4.7.

    "OLEM ASSET" means any loan or lease asset of the applicable entity classified on the books and records of the applicable entity as "Other Loans Especially Mentioned", "Special Mention", "Criticized", "Credit Risk Assets", "Concerned Loans" or by words of similar import.

    "OREO" means real property (i) acquired by the applicable entity, in the ordinary course of the applicable entity's banking business, through purchase at a foreclosure sale conducted on a lien in favor of the applicable entity (or a comparable sale by a trustee under a deed of trust) or by acceptance of a deed in lieu of foreclosure or (ii) any asset of the applicable entity classified as "in-substance foreclosure" on the books and records of the applicable entity.

    "PARTIES" means, collectively, the Company and SUBJECT BANK.

    "PERSON" means any natural person, corporation, limited liability company, general or limited partnership, limited liability partnership, joint venture, joint stock company, trust, unincorporated organization, association, sole proprietorship, governmental body, or agency or political subdivision of any government.

    "PRINCIPAL SHAREHOLDER" means a holder of five percent (5%) or more of the outstanding common stock of the referenced entity.

    "QUALIFYING STRATEGIC TRANSACTION PROPOSAL" shall have the meaning given that term in Section 4.1.2.

    "RAP" means Regulatory Accounting Principles, as interpreted by the applicable entity's principal Federal Bank Regulator.

    "RECORDS" means all books, records and original documents in SUBJECT BANK's possession which pertain to and are utilized by SUBJECT BANK or any of its subsidiaries to administer, reflect, monitor, evidence or record information respecting its business and operations, including but not limited to all books, records and documents relating to (a) corporate, regulatory, supervisory and litigation matters, (b) tax planning and payment of taxes, (c) personnel and employment matters, and (d) the business or conduct of the business of SUBJECT BANK or any of its subsidiaries.

    "S-1 REGISTRATION STATEMENT" shall have the meaning given that term in
Section 3.2.5.

    "S-4 REGISTRATION STATEMENT" shall have the meaning given that term in
Section 4.2.1.

    "REGULATORY AGREEMENT" means any regulatory agreement, memorandum of understanding or similar agreement with, any cease and desist or similar order or directive entered or issued by, commitment letter or similar undertaking to, any extraordinary supervisory letter from, any Bank Regulator.

    "REPRESENTATIVES" means each of the applicable Person's directors, officers, employees, agents, representatives and advisors.

    "SEC" means the Securities and Exchange Commission.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "STRATEGIC TRANSACTION" means any acquisition or purchase of all or a significant (i.e., more than 20%) portion of the assets of, or a more than 5% equity interest in, SUBJECT BANK, or any merger or other business combination involving SUBJECT BANK or any recapitalization involving SUBJECT BANK resulting in an extraordinary dividend or distribution to SUBJECT BANK Shareholders or a self-tender for or the redemption of some or all of the SUBJECT BANK Common Stock.

    "STRATEGIC TRANSACTION PROPOSAL" means any proposal regarding a Strategic Transaction.

    "SUBJECT BANK" means SUBJECT BANK including, unless the context clearly indicates otherwise, all direct and indirect subsidiaries of SUBJECT BANK as of the applicable time.

    "SUBJECT BANK COMMON STOCK" means the common stock of SUBJECT BANK, no par value per share.

    "SUBJECT BANK GOVERNMENTAL APPROVALS" means the approvals listed on Disclosure Schedule Section 3.1.7.

    "SUBJECT BANK INTERIM FINANCIAL STATEMENTS" means SUBJECT BANK's unaudited balance sheet, income statement and cash flow statement, prepared in accordance with GAAP, as at June 30, 1998 and for the six months then ended.

    "SUBJECT BANK SHAREHOLDER" means a holder of SUBJECT BANK Common Stock as of the relevant time.

    "SUBJECT BANK STOCK OPTION AGREEMENT" means the Stock Option Agreement entered into between the Company and SUBJECT BANK contemporaneously with this Agreement that would entitle the Company, under the circumstances described therein, to purchase shares of SUBJECT BANK Common Stock constituting 19.9% of the shares of SUBJECT BANK Common Stock outstanding as of the date of this Agreement.

    "TAX" means, except where the context otherwise requires, all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, ad valorem, transfer, license, occupancy, stamp and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

    "VIOLATION" means a conflict with, violation of, default under, creation of a right of termination under, cancellation of, acceleration of any obligation under, loss of a material benefit under, or creation of any lien, pledge, security interest, charge or other encumbrance on assets under, the referenced Law, organic document, agreement or other instrument, in each case with or without notice or lapse of time, or both.

    1.2 RULES OF CONSTRUCTION. The following rules of construction shall apply to the interpretation of this Agreement:

        1.2.1 Any reference to any event, change or effect being "material" with respect to any Person means an event, change or effect which is material in relation to the condition (financial or otherwise), properties, assets, liabilities, businesses or operations of such entity and its subsidiaries taken as a whole.

        1.2.2 Disclosure of any matter in the Disclosure Schedule hereto shall not be deemed to imply that such matter is or is not material, and shall not constitute an admission or raise any inference that such matter constitutes a violation of law or an admission of liability or facts supporting liability.

        1.2.3 Whenever used in this Agreement, the word "including" shall be non-exclusive and shall mean "including without limitation."

        1.2.4 All references to Sections, Articles and sections of the Disclosure Schedule shall, unless another agreement is expressly referenced, mean the applicable sections or articles of, or section of the Disclosure Schedule to, this Agreement.

        1.2.5 The section titles and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

        1.2.6 The terms "herein", "hereunder", and terms of similar import refer to this Agreement as a whole and not to the specific Section or
    Article in which they are used.

        1.2.7 The phrase "to the knowledge" of a Party (and phrases of similar import) shall mean to the actual knowledge, after reasonable inquiry, of the executive officers of the Company and SUBJECT BANK, as applicable.

        1.2.8 This Agreement is the joint product of the Company and SUBJECT BANK, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such Parties, and shall not be construed for or against any Party.

                                  ARTICLE II.
                                   THE MERGER

    2.1 THE MERGER. SUBJECT BANK and Merger Sub shall be the constituent corporations to the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Merger shall be effected by means of a merger (hereinafter sometimes referred to as the "Merger") of Merger Sub with and into SUBJECT BANK in accordance with Section 1108 of the California Corporation Code by the filing with the Secretary of State of California of an Agreement of Merger substantially in the form attached hereto as Exhibit 2.1. In accordance with such statute, at the Effective Time, the corporate existence of Merger Sub shall be merged into SUBJECT BANK, and SUBJECT BANK shall be the Surviving Corporation and shall continue its corporate existence under the laws of the State of California. Also at the Effective Time, each share of Merger Sub Common Stock which is outstanding immediately prior to the Effective Time of the Merger shall be converted into one share of SUBJECT BANK Common Stock.

    2.2 CORPORATE DOCUMENTS, DIRECTORS AND OFFICERS. From and after the Effective Time and thereafter until amended as provided by law, the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of SUBJECT BANK as in effect immediately prior to the Effective Time and the By-laws of the Surviving Corporation shall be the By-laws of Merger Sub as in effect immediately prior to the Effective Time. The number of directors of the Surviving Corporation initially shall be fixed at six (6), who initially shall be the individuals listed on Exhibit 2.2 or if any of those designees is unable to serve as of the Closing, a replacement mutually acceptable to the Company and SUBJECT BANK. The Chief Executive Officer and Chairman of the Board of Directors of the Surviving Corporation initially shall be the Chief Executive Officer of the Company, and the President of the Surviving Corporation shall be the President of SUBJECT BANK. Each such director or officer shall serve until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the terms of the Surviving Corporation's Articles of Incorporation and By-laws.

    2.3 TREATMENT OF SUBJECT BANK COMMON STOCK.

        2.3.1 CONVERSION OF COMMON STOCK. At the Effective Time, each share of SUBJECT BANK Common Stock issued and outstanding immediately prior to the Effective Time, excluding Dissenting SUBJECT BANK Shares and Excluded Shares, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Company Common Stock equal to the Exchange Ratio and cash in lieu of any fractional share interest (collectively, the "Merger Consideration"). All shares of SUBJECT BANK Common Stock converted into the right to receive the Merger Consideration pursuant to the preceding sentence shall, as of the Effective Time, no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration into which the shares of SUBJECT BANK Common Stock represented by such certificate have been converted. As of the Effective Time, all Excluded Shares shall cease to exist and the certificates for such shares shall, as promptly as practicable thereafter, be cancelled and no payments shall be made in consideration therefor.

        2.3.2 DISSENTING SUBJECT BANK SHARES. Notwithstanding anything in this Agreement to the contrary, Dissenting SUBJECT BANK Shares shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration provided for in Section 2.3.1 hereof, but, instead, the holders thereof shall be entitled to payment, by the Company on behalf of SUBJECT BANK, of the value of such Dissenting SUBJECT BANK Shares as agreed upon or determined in accordance with the provisions of Section 1300 et seq. of the California Corporations Code.

        2.3.3 FRACTIONAL SHARES. In the event the product of the Exchange Ratio multiplied by the number of shares of SUBJECT BANK Common Stock held by any holder of SUBJECT BANK Common Stock is other than a whole number, such holder shall be entitled to receive, in exchange for such holder's SUBJECT BANK Common Stock, the next lower whole number of shares of Company Common Stock plus cash equal to such remaining fraction multiplied by the Average Price of a share of Company Common Stock (rounded to the nearest cent). For purposes of determining whether, and in what amounts, a particular holder of SUBJECT BANK Common Stock would be entitled to receive cash adjustments under this Section 2.3.3, shares of record held by such holder and represented by two or more stock certificates shall be aggregated.

        2.3.4 DELIVERY OF SHARES AND CASH TO EXCHANGE AGENT. Subject to the terms and conditions hereof, immediately prior to the Closing the Company shall issue and deliver to the Exchange Agent one or more certificates representing such number of shares of Company Common Stock as is sufficient to deliver the aggregate Merger Consideration which former SUBJECT BANK Shareholders are entitled to receive pursuant to Section 2.3.1, including an estimate of the aggregate amount of cash to be paid in lieu of fractional share interests under Section 2.3.3. From time to time following the Effective Time, upon request of the Exchange Agent, the Company shall furnish to the Exchange Agent additional cash as necessary to make the cash payments on account of fractional shares required under Section 2.3.3.

    2.4 EXCHANGE OF CERTIFICATES.

        2.4.1 SUBJECT BANK COMMON STOCK EXCHANGE PROCEDURES. After the Effective Time, each holder of a certificate or certificates theretofore representing shares of issued and outstanding SUBJECT BANK Common Stock (other than the Dissenting SUBJECT BANK Shares and Excluded Shares) shall, upon the surrender of such certificates to the Exchange Agent, be entitled to receive in exchange therefor one or more certificates representing the number of shares of Company Common Stock into which such shares of SUBJECT BANK Common Stock have been converted pursuant to Section 2.3.1, without interest and subject to any required withholding of Taxes. The holder of a certificate that prior to the Merger represented issued and outstanding shares of SUBJECT BANK Common Stock shall have no rights, after the Effective Time, with respect to such shares except to surrender the certificate in exchange for the Merger Consideration without interest thereon or, if applicable, to perfect such rights as a holder of Dissenting SUBJECT BANK Shares as such holder may have pursuant to the applicable provisions of the California Corporations Code. As soon as practicable after the Effective Time but in no event later than five (5) Business Days after the Effective Time, the Company will send, or will cause the

    Exchange Agent to send, to each holder of SUBJECT BANK Common Stock at the Effective Time a letter of transmittal for use in such exchange. No dividends or other distributions declared after the Effective Time with respect to Company Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered certificate representing shares of SUBJECT BANK Common Stock outstanding immediately prior to the Effective Time until the holder thereof shall surrender such certificate in accordance with this Article II. After the surrender of such certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Company Common Stock represented by such certificates. No holder of an unsurrendered certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Company Common Stock into which his SUBJECT BANK Common Stock shall have been converted.

        2.4.2 CERTAIN TAXES. If any shares of Company Common Stock are to be issued in exchange for SUBJECT BANK Common Stock in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transferal and otherwise in proper form for transfer (including, but not limited to, that the signature of the transferor shall be properly guaranteed by a commercial bank, trust company, member firm of the NASD or other eligible guarantor institution), and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Company Common Stock in any name other than that of the registered holder of the certificate surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

        2.4.3 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such Person of a bond in such amount as the Company may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Company Common Stock deliverable in respect thereof pursuant to Section 2.4.1.

        2.4.4 UNCLAIMED MERGER CONSIDERATION. Any portion of the Merger Consideration delivered to the Exchange Agent that remains unclaimed by the SUBJECT BANK Shareholders pursuant to the provisions of Section 2.4.1 six months after the Closing Date shall be returned to the Company, upon demand, and any former SUBJECT BANK Shareholder who has not exchanged his, her or its shares of SUBJECT BANK Common Stock for the Merger Consideration in accordance with Section 2.4.1 prior to that time shall thereafter look solely to the Company for receipt of the Merger Consideration. Notwithstanding the foregoing, the Company shall not be liable to any SUBJECT BANK Shareholder for any amount paid or any property delivered to a public official pursuant to applicable abandoned property laws.

    2.5 CLOSING OF SUBJECT BANK TRANSFER BOOKS. At the Effective Time, the transfer books for SUBJECT BANK Common Stock shall be closed, and no transfer of shares of SUBJECT BANK Common Stock shall thereafter be made on such books. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

    2.6 ANTI-DILUTION. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or securities through reorganization of the Company's capitalization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in the Company's capitalization, other than pursuant to this Agreement, as the case may be (a "Recapitalization"), then an appropriate and proportionate adjustment shall be made to the Exchange Ratio so that each holder of SUBJECT BANK Common Stock shall receive under Section 2.3.1 the number of shares of Company Common Stock (except for fractional shares) that such holder would have held immediately following the Recapitalization if the Merger had occurred immediately prior to the Recapitalization or the record date therefor, as applicable. For purposes of this Section 2.6, in no event shall the issuance of shares or securities by the Company in connection with the Company acquiring directly or indirectly the stock or assets of any corporation, bank or other entity be deemed to be a "Recapitalization".

    2.7 TAX CONSEQUENCES. The Parties intend that the Merger shall constitute a reorganization within the meaning of the Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purpose of
Section 368 of the Code.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

    3.1 BY SUBJECT BANK. SUBJECT BANK represents and warrants as follows, except as specifically disclosed in the Disclosure Schedule:

        3.1.1 ORGANIZATION, STANDING AND POWER. SUBJECT BANK is a banking corporation duly organized, validly existing and in good standing under the laws of the State of California. The deposit accounts of SUBJECT BANK are insured by the FDIC through the Bank Insurance Fund, and all premiums and assessments required in connection therewith have been paid by SUBJECT BANK as the same have become due, and SUBJECT BANK has no current or future liability (whether contingent or fixed) to the FDIC Savings Association Insurance Fund or any predecessor thereto for "exit fees" or otherwise, and no current or future liability (whether contingent or fixed) to the Bank Insurance Fund for "entrance fees." SUBJECT BANK has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure to be so qualified could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. Copies of the Articles of Incorporation and By-Laws of SUBJECT BANK, including all amendments thereto as of the date of this Agreement, have been delivered to the Company and are complete and correct. The minute books of SUBJECT BANK accurately reflect in all material respects all corporate actions held or taken by SUBJECT BANK Shareholders and SUBJECT BANK's Board of Directors, including all committees of such Board of Directors.

        3.1.2 CAPITAL STRUCTURE.

           (a) CAPITAL STOCK OF SUBJECT BANK. As of the date hereof, the authorized capital stock of SUBJECT BANK consists of 10,000,000 shares of SUBJECT BANK Common Stock, no par value, of which 767,342 shares are issued and outstanding. No shares are held in treasury by SUBJECT BANK, and no shares are reserved for future issuance. All outstanding shares of SUBJECT BANK Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to preemptive rights. All of the issued and outstanding shares of SUBJECT BANK Common Stock have been offered, issued and sold by SUBJECT BANK in compliance with applicable federal and state securities laws and regulations and in compliance with any preemptive right held by any Person. There are no dividends which have accrued or been declared but are unpaid on the SUBJECT BANK Common Stock. SUBJECT BANK has no contractual obligation to register any shares of SUBJECT BANK Common Stock under the Securities Act. SUBJECT BANK has delivered to the Company a true and correct list of all holders of SUBJECT BANK Common Stock as of July 31, 1998.

           (b) OTHER SECURITIES. There are no options, warrants, calls, rights, commitments or agreements of any character, including any stock option or equity incentive plan, outstanding or in existence as of the date hereof to which SUBJECT BANK is a party or by which SUBJECT BANK is bound obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of SUBJECT BANK or obligating SUBJECT BANK to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of SUBJECT BANK to repurchase, redeem or otherwise acquire any shares of capital stock of SUBJECT BANK. There are no bonds, debentures, notes or other instruments evidencing indebtedness of SUBJECT BANK issued or outstanding that entitle the holders thereof to vote on any matters on which SUBJECT BANK Shareholders may vote.

        3.1.3 INTERESTS IN OTHER ENTITIES. Except as set forth on Disclosure Schedule Section 3.1.3(a), SUBJECT BANK has no subsidiaries and does not otherwise hold more than 1% of the outstanding equity securities of any corporation or other entity, is not a member of any partnership, joint venture or similar entity or collectivity, and is not a party to any partnership agreement or joint venture agreement, however named. Disclosure Schedule Section 3.1.3(a) lists all of the documents governing or affecting SUBJECT BANK's rights in its joint venture investment, true and correct copies of which have been provided to the Company. Except as set forth on Disclosure Schedule Section 3.1.3(b), SUBJECT BANK does not hold any "Acquisition, Development and Construction" loans, as that term is used under GAAP. SUBJECT BANK holds no shares of Company Common Stock, other than any Company Common Stock owned in a fiduciary capacity or as a result of debts previously contracted.

        3.1.4 AUTHORITY AND RELATED MATTERS. Subject only to the approvals of the holders of SUBJECT COMPANY Common Stock as specified in the immediately following sentence, SUBJECT BANK (a) has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger), and (b) has duly authorized the execution and delivery of this Agreement and the SUBJECT BANK Stock Option Agreement, and the consummation of such transactions (including the Merger) by all necessary corporate action on the part of SUBJECT BANK's Board of Directors. The only vote of the holders of any class or series of SUBJECT BANK's securities necessary to approve this Agreement or the consummation of the Merger is the affirmative vote of the holders of a majority of the outstanding shares of SUBJECT BANK Common Stock entitled to vote thereon approving the Merger, and the Board of Directors has directed the officers of SUBJECT BANK to submit the Merger and this Agreement to the SUBJECT BANK Shareholders for approval at a meeting of such shareholders. No other corporate proceedings on the part of SUBJECT BANK not heretofore taken are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly executed and delivered by SUBJECT BANK and, subject to such approval by the SUBJECT BANK Shareholders and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of SUBJECT BANK, enforceable in accordance with its terms subject only to laws regarding bankruptcy, insolvency, reorganization, moratorium or otherwise affecting creditors' rights generally, and to the application of general principles of equity (whether considered in a proceeding in law or at equity).

        3.1.5 VOTING AGREEMENT. Each Director of SUBJECT BANK has executed and delivered to the Company, and SUBJECT BANK has executed and delivered to the Company, a valid and binding agreement in the form of Exhibit 3.1.5 (a "Voting Agreement"), whereby each such Person has irrevocably agreed to vote all shares of SUBJECT BANK Common Stock directly or beneficially owned by such Person (including shares held as community property) or over which such

    Person has voting control, in favor of any facet of the Merger that may require approval by the SUBJECT BANK Shareholders and against any competing transaction.

        3.1.6 CONFLICTS. The execution and delivery of this Agreement does not, and the consummation of the Merger will not, result in any conflict with or violation of any provision of the Articles of Incorporation or By-laws of SUBJECT BANK. Except as set forth on Disclosure Schedule Section 3.1.6 and subject only to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings included among the SUBJECT BANK Governmental Approvals, the execution and delivery of this Agreement does not, and the consummation of the Merger will not result in any violation, conflict, default, creation of a right of termination, cancellation, acceleration, or loss of a material benefit under any Law or under any loan or credit agreement, note, mortgage, indenture, lease, employee benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license, or any judgment, order or decree, applicable to SUBJECT BANK or its properties or assets which violation, conflict, default, creation of a right of termination, cancellation, acceleration, or loss of a material benefit could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK.

        3.1.7 CONSENTS.  Except as disclosed on Disclosure Schedule Section
    3.1.7 (collectively, the "SUBJECT BANK Governmental Approvals"), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with SUBJECT BANK's execution and delivery of this Agreement or its consummation of the Merger, as to which the failure to obtain the same could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK or materially interfere with SUBJECT BANK's ability to consummate the Merger.

        3.1.8 FINANCIAL STATEMENTS; EXCHANGE ACT FILINGS; S-1 DISCLOSURE.

           (a) SUBJECT BANK has provided to the Company the SUBJECT BANK Interim Financial Statements, the SUBJECT BANK 1997 Financial Statements, audited by Grant Thornton LLP, as well as audited financial statements for SUBJECT BANK for the years ended December 31, 1996 and December 31, 1995. The SUBJECT BANK Interim Financial Statements, the SUBJECT BANK 1997 Financial Statements and the prior two years' audited financial statements comply, in all material respects, with applicable accounting requirements and have been prepared in accordance with GAAP subject, in the case of the SUBJECT BANK Interim Financial Statements, to recurring audit adjustments normal in nature and amount, comply with the applicable accounting requirements and the published rules and regulations of the SEC relating thereto and fairly present the financial position of SUBJECT BANK (consolidated with any subsidiaries then in existence) as of the dates thereof and the results of its (their) operations and cash flows for the periods then ended. The Records of SUBJECT BANK have been, and are being, maintained in all material respects in accordance with GAAP and reflect only actual transactions.

           (b) SUBJECT BANK has filed all reports, schedules, registration statements and proxy statements required to be filed by it with the FDIC since December 31, 1994 pursuant to the Exchange Act. As of their respective dates, such filings complied in all material respects with the requirements of the Exchange Act, and the rules and regulations of the SEC or FDIC, as applicable, thereunder applicable to such filings, and none of the such filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           (c) SUBJECT BANK has received and reviewed a draft of the S-1 Registration Statement (draft of September 11, 1998) set forth as Disclosure Schedule Section 3.2.5. The information pertaining to SUBJECT BANK set forth in Disclosure Schedule Section 3.2.5 does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        3.1.9 REGULATORY FILINGS AND AGREEMENTS. SUBJECT BANK has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 1994 with any Bank Regulator as to which a failure to file the same could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK, including any such report or statement required to be filed pursuant to the Laws of the United States (including regulations of the FDIC and the Board of Governors of the Federal Reserve) or the State of California (including the California Department of Financial Institutions), and has paid all fees and assessments due and payable in connection therewith. Except as set forth on Disclosure Schedule Section 3.1.9, and except for normal examinations conducted by a Bank Regulator in the regular course of the business of SUBJECT BANK, no Bank Regulator has initiated any proceeding or investigation or, to the best knowledge of SUBJECT BANK, has threatened to initiate any proceeding or investigation, into the business or operations of SUBJECT BANK since December 31, 1992. SUBJECT BANK is not a party to or subject to, and since December 31, 1992 has not been a party to or subject to, any Regulatory Agreement with or from, and has not adopted any board resolutions at the request of, any Bank Regulator that restricts the conduct of SUBJECT BANK's business or in any manner relates to its business or financial condition, including without limitation its capital adequacy, credit policies, loan origination practices or management. To the knowledge of SUBJECT BANK, no Bank Regulator is contemplating issuing or requesting (or considering the appropriateness of issuing or requesting) any such Regulatory Agreement. There is no material unresolved violation, criticism, or exception by any Bank Regulator with respect to any report or statement relating to any examination of SUBJECT BANK.

        3.1.10 UNDISCLOSED LIABILITIES. Except as and to the extent reflected in SUBJECT BANK's Interim Balance Sheet, SUBJECT BANK does not have any liabilities, commitments or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due, including, without limitation, liabilities that may become known or arise after the date hereof and which relate to transactions entered into, or any state of facts existing, on or before the Balance Sheet Date and which would be required under GAAP to be shown in such balance sheet or referenced in the notes thereto, other than (a) obligations (including guarantees and letters of credit) not required by GAAP to be reflected, reserved against or disclosed in the SUBJECT BANK Interim Financial Statements, all of which are set forth on Disclosure Schedule Section 3.1.10 and none of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK and (b) those incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

        3.1.11 LOANS, CLASSIFIED AND OLEM ASSETS, RESERVES AND CERTAIN OTHER ASSETS.

           (a) All currently outstanding loans of, or current extensions of credit by, SUBJECT BANK (individually, a "Loan," and collectively, the "Loans") were solicited, originated and currently exist in material compliance with all applicable requirements of federal and state law and regulations promulgated thereunder and applicable loan policies of SUBJECT BANK, except (i) for such changes to the circumstances of the obligor thereunder or the collateral occurring subsequent to the origination thereof, (ii) as set forth in Disclosure Schedule Section 3.1.11(a) or (iii) where the failure to so comply would not result in a Material Adverse Effect on SUBJECT BANK. Except as set forth in Disclosure Schedule Section 3.1.11(a), to SUBJECT BANK's knowledge the Loans are adequately documented and each note evidencing a Loan or loan or credit agreement or security instrument related to the Loans constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding of law or in equity) and the availability of equitable remedies. Except as set forth in Disclosure Schedule Section 3.1.11(a), there are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the Records of SUBJECT BANK. Except as set forth in Disclosure Schedule Section 3.1.11(a), no claims of defense as to the enforcement of any Loan have been asserted against SUBJECT BANK for which there is a reasonable possibility of an adverse determination, and SUBJECT BANK is aware of no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to SUBJECT BANK. Except as set forth in Disclosure Schedule Section 3.1.11(a), none of the Loans are presently serviced by third parties and there is no obligation which could result in any Loan becoming subject to any third party servicing.

           (b) As of the Balance Sheet Date, the only assets of SUBJECT BANK that were (a) Classified Assets or OLEM Assets on SUBJECT BANK's Records, or (b) over 90 days delinquent in payment of principal or interest whether or not the same are Classified Assets or OLEM Assets, are those listed on Part A of Disclosure Schedule Section 3.1.11 hereto (which Disclosure Schedule Section identifies the asset by loan number or other designation and sets forth the original principal amount, the current book balance, the amount of any reserve (or portion of the general reserve) allocated thereto, and the loan classification). The loan and other asset classification procedures utilized by SUBJECT BANK are in accordance with RAP and prudent banking practice, and are consistently applied. Part B of Disclosure Schedule Section 3.1.11 hereto sets forth all loans of SUBJECT BANK outstanding as of the date hereof (whether or not they are Classified Assets, OLEM Assets or are otherwise in default) to any director, executive officer or Principal Shareholder of SUBJECT BANK, or to SUBJECT BANK's knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

           (c) SUBJECT BANK currently maintains, and shall continue to maintain, an allowance for loan losses allocable to the Loans which is adequate to provide for all known and estimable losses, net of any recoveries relating to such extensions of credit previously charged off, on the Loans, such allowance for loan losses complying in all material respects with all applicable loan loss reserve requirements established in accordance with GAAP and by any Governmental Authority having jurisdiction with respect to SUBJECT BANK.

        3.1.12 INVESTMENT SECURITIES; DERIVATIVES. Part A of Disclosure Schedule Section 3.1.12 describes all of the investment securities (including mortgage backed securities, and whether actively traded, available for sale or held to maturity) owned by SUBJECT BANK as of the date hereof, including identification of the type of security, CUSIP numbers, pool face values (where applicable), book values, market values and coupon rates and, to SUBJECT BANK's knowledge, paydown speeds, book yields, durations, weighted average life and weighted average coupons, in each case as of August 31, 1998. Except as identified on Part B of Disclosure Schedule
    Section 3.1.12, since December 31, 1996, SUBJECT BANK has not engaged in any transaction in or involving forwards, futures, options on futures, swaps or other derivative instruments. To the knowledge of SUBJECT BANK, none of the counterparties to any contract or agreement with respect to any such instrument is in default with respect to such contract or agreement and no such contract or agreement, were it to be a loan held by SUBJECT BANK, would be a Classified Asset or OLEM Asset. The financial position of SUBJECT BANK under or with respect to each such instrument has been reflected in the Records of SUBJECT BANK in accordance with GAAP, and each such derivative security was entered into as a hedge against financial risks then inherent in SUBJECT BANK's assets, liabilities and commitments.

        3.1.13 ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since December 31, 1997,
    (a) there has been no material adverse change in the business, property, assets (including loan and servicing portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income or condition (financial or otherwise) of SUBJECT BANK taken as a whole (other than as a result of changes in banking laws or regulations of general applicability or interpretation thereof), and (b) SUBJECT BANK has carried on its business in the ordinary and usual course consistent with its past practices. Except as disclosed on Disclosure Schedule Section 3.1.13 or as permitted by Section 4.9.10, between December 31, 1997 and the date hereof, SUBJECT BANK has not increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted any severance or termination pay, entered into any employment contract, salary continuation (or similar) contract or any contract to make or grant any severance or termination pay, or paid any bonus, in each case except for normal increases and payments for or to persons other than directors or senior officers of SUBJECT BANK in the ordinary course of business consistent with past practice or except as required by applicable law.

        3.1.14 COMPLIANCE WITH APPLICABLE LAWS. The business of SUBJECT BANK is, and at all times since December 31, 1994 has been, conducted in compliance with all Laws (including those relating to equal credit, fair lending, fair housing and community reinvestment), except where a failure to so comply individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on SUBJECT BANK, and (b) SUBJECT BANK holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the business of SUBJECT BANK, and is in compliance with the terms of the same except where the failure so to comply individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. No investigation by any Governmental Entity with respect to SUBJECT BANK is pending or, to SUBJECT BANK's knowledge, contemplated, other than normal examinations conducted by a Bank Regulator in the regular course of the business of SUBJECT BANK.

        3.1.15 LITIGATION AND OTHER DISPUTES. Except as disclosed on Disclosure Schedule Section 3.1.15, (a) there is no suit, action, or proceeding (including any cross- or counter-claim) pending or, to the knowledge of SUBJECT BANK, threatened, against or affecting SUBJECT BANK or any of its assets, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SUBJECT BANK the obligations under which have not heretofore been fully performed; (b) SUBJECT BANK has not accrued nor set aside any reserves relating to any suit, action, or proceeding (including any cross- or counter-claim) pending or, to the knowledge of SUBJECT BANK, threatened, against or affecting SUBJECT BANK or any of its assets; and (c) since December 31, 1994, SUBJECT BANK has not been a defendant, either directly or as defendant-in-counterclaim or cross-claim, in any litigation in which any "lender liability" cause of action was asserted against SUBJECT BANK.

        3.1.16 ADMINISTRATION OF FIDUCIARY ACCOUNTS. SUBJECT BANK has properly administered in all material respects all accounts for which it acts as a fiduciary (including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor) in accordance with the terms of the governing documents and applicable Law, including state and federal common law. To the knowledge of SUBJECT BANK, neither SUBJECT BANK nor any of its directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK, and the accounting for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

        3.1.17 TAXES.

           (a) Except as set forth in Disclosure Schedule Section 3.1.17, SUBJECT BANK and any affiliated, combined or unitary group of which SUBJECT BANK is or was a member has in all material respects (i) correctly prepared and timely filed all returns, declarations, estimates, reports, claims for refund, information returns and statements ("Returns") required to be filed with respect to all Taxes, (ii) timely and properly paid all Taxes that are due and payable, (iii) established on its Records reserves that are adequate for the payment of all Taxes accrued but not yet due and payable and (iv) complied with all Laws relating to the withholding and payment of all Taxes with respect to employees' wages.

           (b) There are no actual or proposed Tax deficiencies, assessments, or adjustments for Taxes with respect to SUBJECT BANK or any assets, property or operations of SUBJECT BANK. Except as set forth in Disclosure Schedule Section 3.1.17, (i) there are no liens for Taxes upon the assets of SUBJECT BANK, (ii) SUBJECT BANK has not requested any extension of time within which to file any Return which has not since been filed,
       (iii) there are no waivers or consents given by SUBJECT BANK regarding the application of the statute of limitations with respect to any Taxes or Returns, (iv) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending against SUBJECT BANK with regard to any Taxes or Returns or (v) SUBJECT BANK has not filed any election under Section 338(g) or 338(h)(10) of the Code or caused or permitted any deemed election under Section 338(e) of the Code.

           (c) The Company has not made any election under Section 341(f) of the Code or any corresponding provision of state, local or foreign tax Law. The Company is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method nor does SUBJECT BANK have any knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method. The Company, as a result of any "closing agreement" as defined in Section 7121 of the Code (or any corresponding provisions of any state, local or foreign tax law), is not required to include any item of income in or exclude any item of deduction from taxable income. The Company, as a result of any deferred intercompany gain or any excess loss account, described in Section 1.1502 of the Treasury Department Regulations concerning consolidated returns, is not required to include any item of income in taxable income. The Company has not been at any time during the past ten (10) years a member of an affiliated group, as defined in Section 1504 of the Code, other than one of which SUBJECT BANK was the common parent, or filed or been included in a combined, consolidated or unitary income tax return other than one filed by SUBJECT BANK.

           (d) The Company has not made any payments and is not obligated under any contract to make any payments that will be nondeductible, in whole or in part, under Section 280G or 162(m) of the Code.

        3.1.18 CERTAIN AGREEMENTS.  Except as disclosed on Disclosure Schedule
    Section 3.1.18, SUBJECT BANK is not party to (nor are any of its assets bound by) any oral or written contract, lease or other agreement of any name or nature, in effect as of the date hereof:

           (a) that would be required to be filed as an exhibit to an annual report on Form 10-K filed with the FDIC or SEC,

           (b) the benefits of which (to either party) will accrue or be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger (either alone or upon the occurrence of any additional acts or events), or the value of any of the benefits of which will be calculated on the basis of the Merger or any portion or aspect thereof (including any so-called retention or similar bonuses),

           (c) relating to employment, salary continuation, severance, consulting, collective bargaining or otherwise relating to the provision of personal services or payment therefor (including data processing, software programming and licensing contracts),

           (d) which, upon the consummation of the Merger, will result in any payment (whether of severance pay or otherwise) becoming due from SUBJECT BANK or the Company to any officer or employee of SUBJECT BANK,

           (e) relating to non-competition or secrecy,

           (f) that materially restricts the conduct of any line of business by SUBJECT BANK, or

           (g) that was entered into in connection with the consummation of an acquisition of the stock or one or more branches of a depository institution pursuant to which SUBJECT BANK is entitled to receive indemnification from any Person.

    SUBJECT BANK is not materially in default under, conflict with, violation of, nor has SUBJECT BANK, to its knowledge, through any act or omission created a material right of termination under, cancellation of, acceleration of any obligation under, loss of material benefit under, or created any material lien, pledge, security interest or other encumbrance on its assets under any contract, lease or other agreement described by any of the foregoing clauses (a) through (g), and to its knowledge, no other party to any such contract, lease or other agreement has committed (by act or omission) any such material default or violation of the same. SUBJECT BANK has previously delivered to the Company true and correct copies of all employment, consulting and deferred compensation agreements in effect as of the date hereof that are in writing to which SUBJECT BANK is a party, and has delivered to the Company complete and accurate summaries of all employment, consulting and deferred compensation agreements in effect as of the date hereof that are not in writing to which SUBJECT BANK is a party. Except as disclosed on Disclosure Schedule Section 3.1.18, SUBJECT BANK is not a party to, and since December 31, 1994 has not been a party to (nor are any of its assets bound by), any oral or written contract, lease or other agreement of any name or nature with a Person who was, as of or within one year prior to the date of such agreement, a director, officer or Principal Shareholder of SUBJECT BANK.

        3.1.19 EMPLOYEES AND EMPLOYEE BENEFIT PLANS.

           (a) Section 3.1.19 of the Disclosure Schedule sets forth a true and complete list of all Benefit Plans in effect as of the date hereof that SUBJECT BANK maintains or to which it contributes for the benefit of its employees. With respect to each such Benefit Plan, SUBJECT BANK has delivered to the Company an accurate and complete copy thereof (or, to the extent any Benefit Plan has not been reduced to writing, an accurate description thereof) and, to the extent applicable, an accurate and complete copy of each of (i) any related trust agreement, annuity contract or other funding instrument, (ii) the most recent determination letter with respect to the Benefit Plan and any summary plan description and other written communication by SUBJECT BANK to the employees concerning the extent of the benefits provided under such Benefit Plan, and (iii) Forms 5500 and attached schedules, audited financial statements, actuarial valuation reports and attorneys' responses to any auditor's request for information filed or prepared since December 31, 1994.

           (b) Each Benefit Plan has been established and administered in all material respects in accordance with its terms, and in material compliance with the applicable provisions of the Code, ERISA and other applicable Laws. Each Benefit Plan which is intended to be qualified within the meaning of Section 401(a), 401(k), 408, 409 or 4975(e)(7) of the Code is so qualified and has received a favorable determination letter as to its qualification and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification. With respect to each Benefit Plan, no action, suit or claim (other than ordinary and usual claims for benefits) is pending or, to the knowledge of SUBJECT BANK, threatened, and no fact or circumstance exists which could give rise to any such action, suit or claim. No Person has engaged in any prohibited transaction, as such term is defined under
       Section 4975 of the Code or Section 406 of ERISA, or otherwise breached any fiduciary duty or failed to satisfy Section 412 of ERISA, which would subject SUBJECT BANK or the Company to any taxes, penalties or liabilities or obligations under Section 4975 of the Code or Part 4 or 5 of Title I (including Sections 409 and 502(i) and (l)) of ERISA. No event has occurred and no condition exists that would subject SUBJECT BANK or the Company to any tax, fine or penalty imposed by the Code, ERISA or other applicable Laws. To the knowledge of SUBJECT BANK, each Benefit Plan may be amended or terminated in accordance with its terms, to the extent such terms provide for amendment or termination, without obligation or liability (other than (i) those obligations and liabilities for which specific and sufficient assets have been set aside in a trust or other funding vehicle or reserved for on the SUBJECT BANK Interim Balance Sheet, and (ii) those obligations and liabilities reflected by the terms of the Benefit Plan documents). SUBJECT BANK has made all payments and contributions due to each Benefit Plan.

           (c) The Company has no Benefit Plan which is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code. No Benefit Plan which is a pension plan as described in Section 3(1) of ERISA has been terminated in a manner which has resulted or may result in any liability to the Pension Benefit Guaranty Corporation or any other Person. There exists no condition or set of circumstances which present a material risk of termination or partial termination of any Benefit Plan which could result in any liability on the part of SUBJECT BANK or the Company, and there is no existing or anticipated material liability under ERISA with respect to a Benefit Plan. Neither SUBJECT BANK, nor any entity which may be or in the past may have been treated as a single employer with SUBJECT BANK under Section 414 of the Code, contributes to, has ever contributed to or has ever had an obligation to contribute to, a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

           (d) Each Benefit Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements in all material respects. SUBJECT BANK has received a favorable determination from the Internal Revenue Service with respect to any trust intended to be qualified within the meaning of
       Section 501(c)(9) of the Code. There is no unfunded obligation under any Benefit Plan providing benefits after termination of employment to any employee of SUBJECT BANK, and SUBJECT BANK has made no other commitment to employees, former employees or their beneficiaries under which it is or would be obligated to provide any benefit or payment which is not adequately funded through a trust or other funding arrangement or reserved for on the SUBJECT BANK Interim Balance Sheet. SUBJECT BANK has no "accumulated post-retirement benefit obligation," as defined in FAS 106, in respect to post-retirement health and life benefits for employees. No Benefit Plan exists which could result in the payment to any employee of any money or other property or right, or accelerate or provide any other right or benefit, to any employee as a result of any transaction explicitly contemplated by this Agreement.

           (e) With respect to the SUBJECT BANK Benefit Plans, individually and in the aggregate, to the knowledge of SUBJECT BANK, no event has occurred and there exists no condition or set of circumstances in connection with which SUBJECT BANK could be subject to any liability that could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable Law.

           (f) Except as disclosed on Disclosure Schedule Section 3.1.19(f), there are no material disputes, employee grievances, or disciplinary actions pending or, to the knowledge of SUBJECT BANK, threatened by or between any of SUBJECT BANK's employees and SUBJECT BANK. SUBJECT BANK has complied in all material respects with all Laws relating to the employment of labor and has no liability for any arrears of wages or employment-related taxes, or penalties for failure to comply with any such Law, or for any severance or termination payments of any type. No election or proceeding relating to SUBJECT BANK's labor relations is pending or, to SUBJECT BANK's knowledge, contemplated. To the knowledge of SUBJECT BANK, SUBJECT BANK has had no union activity or any material labor trouble (including any strike, work stoppage, slow-down, or similar disturbance) of any kind, nature or description at any time.

        3.1.20 PROPERTIES.  Except as disclosed on Part A of Disclosure Schedule
    Section 3.1.20, as of the date of this Agreement SUBJECT BANK does not hold title to or a beneficial interest in any real property other than OREO. Disclosed on Disclosure Schedule Section 3.1.20 are the only real properties leased by, otherwise occupied by, or in the possession of SUBJECT BANK, as of the date of this Agreement (excluding OREO and property occupied only as lender in possession, in each case provided that SUBJECT BANK is conducting no business in such property). Except for assets disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date, SUBJECT BANK has good and valid title to all of the tangible personal property and assets which are used in and material to the operation of its business and which it owns or purports to own, including all assets reflected as owned by SUBJECT BANK on the SUBJECT BANK Interim Balance Sheet, and has good and valid title to all of the leasehold interests in all leases of real or personal property which it leases or purports to lease (in each case, as lessee), including all assets reflected as leased by SUBJECT BANK on the SUBJECT BANK Interim Balance Sheet, in each case free and clear of any liens, encumbrances or other imperfections of title other than such liens, encumbrances or imperfections as (a) are set forth on Part A of Disclosure Schedule Section 3.1.20 or are fully reserved against on the SUBJECT BANK Interim Balance Sheet, (b) arise out of Taxes not yet due or payable, or (c) relate to immaterial properties or assets or otherwise could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. SUBJECT BANK enjoys peaceful and undisturbed possession of the applicable leased asset under all leases of real or personal property under which it is operating or to which it is a party excepting only those properties noted on Part B of Disclosure Schedule
    Section 3.1.20 as subleased to third parties, as to which SUBJECT BANK's sublessee enjoys peaceful and undisturbed possession. All of such leases are valid, subsisting and in full force and effect and there are no existing defaults or events which, with the passage of time or the giving of notice, or both, would constitute defaults by SUBJECT BANK or, to the knowledge of SUBJECT BANK, by any other party thereto, except for such defaults, if any, which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. All items of real or personal property owned or used by SUBJECT BANK and material to its business have been properly maintained and, to SUBJECT BANK's knowledge, are in good operating order and repair.

        3.1.21 ENVIRONMENTAL.  Except as set forth on Disclosure Schedule
    Section 3.1.21, SUBJECT BANK and all real property (including OREO) in the possession of SUBJECT BANK or over which SUBJECT BANK exercises control are, and at all times while in the possession or control of SUBJECT BANK each property at any time owned, possessed or controlled by SUBJECT BANK has been, in compliance with all applicable Laws relating to pollution or protection of human health or the environment (including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Material), except for any violations of Law that, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. Except as set forth on Disclosure Schedule Section 3.1.21, there has not occurred any release of Hazardous Material on, under or affecting any real property during the period of SUBJECT BANK's ownership, possession or operation of such property (including its participation in the management of any business located on such property) or during any prior period except for releases that, individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on SUBJECT BANK. To the knowledge of SUBJECT BANK, neither SUBJECT BANK nor any property now or heretofore in its possession is or has ever been a defendant in or the subject of any suit, claim, action, proceeding, investigation or notice before any Governmental Entity or other forum relating to an alleged violation (including by any predecessor) of any environmental Law or any Law relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by SUBJECT BANK.

        3.1.22 INTELLECTUAL PROPERTY. SUBJECT BANK owns, or possesses valid and binding licenses and other rights to use without payment (other than payments for software licenses incurred in the ordinary course of business), all material trademarks, trade names, servicemarks, copyrights, trade secrets and patents used in its businesses, and SUBJECT BANK has not received any challenge of the same by any Person or any notice of alleged conflict between the same and the rights of any other Person. SUBJECT BANK has, in all material respects, performed all of its obligations under, is not materially in default under, and has not created any right of termination under, cancellation of, acceleration of any obligation under, or loss of a material benefit under, any contract, agreement, arrangement or commitment relating to any of the foregoing.

        3.1.23 CAPITALIZATION. As of the date hereof, without giving effect to the transactions contemplated hereby, SUBJECT BANK (a) is "well capitalized", as defined in applicable Federal regulations, and (b) meets all capital requirements, standards and ratios required by each Bank Regulator with jurisdiction over SUBJECT BANK, including without limitation, any such higher requirement, standard or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such Bank Regulator has indicated that it will condition any of the regulatory approvals upon an increase in SUBJECT BANK's capital or compliance with any special capital requirement, standard or ratio.

        3.1.24 CRA. SUBJECT BANK was rated "Satisfactory" following its most recent Community Reinvestment Act examination by the FDIC. SUBJECT BANK has not received any notice of and SUBJECT BANK has no knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

        3.1.25 YEAR 2000. None of the computer software, computer firmware, computer hardware (whether general or special purpose), and other similar or related items of automated, computerized, and/or software system(s) that are used or relied on by SUBJECT BANK or BancData Solutions, Inc. in the conduct of their respective businesses (collectively, the "Computer Systems") will malfunction, cease to function, generate incorrect data, or produce incorrect results when processing, providing, and/or receiving (i) date-related data into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries (the "Year 2000 Problem") where such Year 2000 Problem would have a

    Material Adverse Effect on SUBJECT BANK. SUBJECT BANK's Computer Systems are in compliance in all material respects with all regulations and guidelines concerning the Year 2000 Problem promulgated or published by Federal or State Bank Regulators. Disclosure Schedule Section 3.1.25 sets forth a true and correct summary of SUBJECT BANK's analysis, plans and implementation status with respect to the Year 2000 Problem. Except as set forth on Disclosure Schedule Section 3.1.25, SUBJECT BANK has no contracts with, or commitments to, any third-party with respect to its Computer Systems relating to the Year 2000 Problem and is not aware of any expense that it will incur in connection with the resolution of any Year 2000 Problem. To the best knowledge of SUBJECT BANK, there is no inability on the part of any customer, reinsurance company or service provider with which SUBJECT BANK transacts business to timely remedy their own deficiencies in respect of the Year 2000 Problem, which inability, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on SUBJECT BANK.

        3.1.26 POOLING OF INTERESTS TREATMENT; TAX FREE REORGANIZATION. As of the date hereof, SUBJECT BANK has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes or as a reorganization within the meaning of Section 368 of the Code.

        3.1.27 FAIRNESS OPINION. SUBJECT BANK has received an opinion from Carpenter & Company, addressed to SUBJECT BANK's Board of Directors, to the effect that as of the date hereof the Merger Consideration is fair, from a financial point of view, to the holders of the SUBJECT BANK Common Stock.

        3.1.28 BROKERS. SUBJECT BANK has not employed any broker, finder or similar Person in connection with the Merger other than Carpenter & Company, and has not incurred and will not incur any broker's, finder's or similar fees, commissions or expenses in connection with the Merger excepting those of Carpenter & Company, the terms of which are set forth in Disclosure Schedule Section 3.1.28.

        3.1.29 DISCLOSURE OF ALL MATERIAL MATTERS. No statement of fact set forth in (a) this Agreement (including all information in the Disclosure Schedules and Annexes hereto), (b) SUBJECT BANK's Form 10-K filed with the FDIC for the period ended December 31, 1997, (c) SUBJECT BANK's Forms 10-Q filed with the FDIC for the periods ended March 31, 1998 and June 30, 1998,
    (d) SUBJECT BANK's Interim Financial Statements, (e) each of SUBJECT BANK's Forms 10-Q and 10-K filed with the FDIC between the date hereof and the Closing Date (when the same are filed), (f) SUBJECT BANK's Reports of Condition and Reports of Income filed with the FDIC between the date hereof and the Closing Date (when the same are filed), or (g) SUBJECT BANK's Monthly Financial Statements (when the same are delivered), including in each case the financial statements included therein and other exhibits thereto, is or will be false or misleading in any material respect; nor does or will this Agreement (including all information in the Disclosure Schedules and Annexes hereto, taken as a whole) or the above-referenced Forms 10-K, Forms 10-Q, Most Recent Financial Statements, Reports of Condition, Reports of Income or Monthly Financial Statements omit to state any material fact necessary in order to make the statements made or information disclosed, in the light of the circumstances under which they were made or disclosed, not misleading.

    3.2 BY THE COMPANY. The Company represents and warrants as follows, except as specifically disclosed in the Disclosure Schedule:

        3.2.1 ORGANIZATION, STANDING AND POWER.

           (a) The Company is a business corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure to be so qualified could reasonably be expected to have a Material Adverse Effect on the Company. Copies of the Certificate of Incorporation and By-Laws of the Company, including all amendments thereto as of the date of this Agreement, have been delivered to SUBJECT BANK and are complete and correct. The minute books of the Company accurately reflect in all material respects all corporate actions held or taken by the Company's shareholders and Board of Directors, including all committees of such Board of Directors, except the meetings listed in Disclosure Schedule Section 3.2.1 for which minutes have not been prepared. The Company is a bank holding company duly registered under the Bank Holding Company Act.

           (b) The Bank is a commercial banking corporation duly organized, validly existing and in good standing under the laws of the State of California, and is a wholly-owned direct subsidiary of the Company.

        3.2.2 AUTHORITY AND RELATED MATTERS. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger), and has duly authorized the execution and delivery of this Agreement and the consummation of such transactions (including the Merger) by all necessary corporate action on the part of the Company's Board of Directors. The only vote of the holders of any class or series of SUBJECT BANK's securities necessary to approve this Agreement or the consummation of the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon approving the Merger, and the Board of Directors has directed the officers of the Company to submit the Merger and this Agreement to the holders of Company Common Stock for approval at a meeting of such shareholders or for approval of such shareholders by written consent. The Company has entered into agreements with shareholders of the Company holding greater than 50% of the Company Common Stock whereby such shareholders agree to vote in favor of the Merger. No other corporate proceedings on the part of the Company not heretofore taken are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by SUBJECT BANK) constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms subject only to laws regarding bankruptcy, insolvency, reorganization, moratorium or otherwise affecting creditors' rights generally, and to the application of general principles of equity (whether considered in a proceeding in law or at equity).

        3.2.3 CONFLICTS. The execution and delivery of this Agreement does not, and the consummation of the Merger will not, result in any conflict with or violation of any provision of the Certificate of Incorporation or By-laws of the Company. Subject only to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings included among the Company Governmental Approvals, the execution and delivery of this Agreement does not, and the consummation of the Merger will not, result in any violation, conflict, default, creation of a right of termination, cancellation, acceleration, or loss of a material benefit under any Law or under any loan or credit agreement, note, mortgage, indenture, lease, employee benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license, or any judgment, order or decree, applicable to the Company or any of their properties or assets, which violation, conflict, default, creation of a right of termination, cancellation, acceleration, or loss of a material benefit could reasonably be expected to have a Material Adverse Effect on the Company.

        3.2.4 CONSENTS.  Except as disclosed on Disclosure Schedule Section
    3.2.4 (collectively, the "Company Governmental Approvals"), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the Company's execution and delivery of this Agreement or its consummation of the Merger, as to which the failure to obtain the same could reasonably be expected to have a Material Adverse Effect on the Company or materially interfere with the Company's ability to consummate the Merger.

        3.2.5 REGISTRATION STATEMENT. The Company has provided to SUBJECT BANK a copy of the registration statement on Form S-1 that the Company filed with SEC on August 17, 1998 (the "S-1 Registration Statement") and a revised draft of the S-1 Registration Statement (draft of September 11, 1998) is set forth as Disclosure Schedule Section 3.2.5. As of the date of this Agreement, Disclosure Schedule Section 3.2.5 does not contain any statement of fact which is false or misleading in any material respect nor does it omit to state a material fact necessary in order to make the statements made or information disclosed therein, in the light of the circumstances under which they were made or disclosed, not misleading. No statement of fact with respect to the Company set forth in any document filed by the Company with the SEC between the date hereof and the Closing Date (when the same are filed) will be false or misleading in any material respect; nor will any such document omit to state any material fact necessary in order to make the statements made or information disclosed, in the light of the circumstances under which they were made or disclosed, not misleading.

        3.2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed on Disclosure Schedule Section 3.2.6, since August 17, 1998, (a) there has been no material adverse change in the business, property, assets (including loan and servicing portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income or condition (financial or otherwise) of the Company (other than as a result of changes in banking laws or regulations of general applicability or interpretation thereof), and (b) each of the Company and the Bank has carried on its business in the ordinary and usual course consistent with its past practices.

        3.2.7 POOLING OF INTERESTS TREATMENT; TAX FREE REORGANIZATION. As of the date hereof, the Company has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes or as a reorganization within the meaning of Section 368 of the Code.

        3.2.8 NASDAQ. To the Company's knowledge, immediately after the Closing, the Company will meet all of the criteria necessary in order for the Company Common Stock to be eligible for listing on the Nasdaq National Market System ("Nasdaq NMS") under Initial Listing Option No. 1 (as in effect as of the date of this Agreement), except that the Company makes no representation or warranty as to the number of broker-dealers, if any, that will be market makers in Company Common Stock.

                                  ARTICLE IV.
                             ADDITIONAL AGREEMENTS

    4.1 DISCUSSIONS WITH THIRD PARTIES.

        4.1.1 SUBJECT BANK (a) shall not, and shall instruct and cause each of its Representatives not to, solicit or encourage, directly or indirectly, inquiries or proposals with respect to any Strategic Transaction Proposal, and, (b) except as expressly permitted by Section 4.1.2, shall not, and shall instruct and cause each of its Representatives not to, furnish any non-public information relating to or participate in any negotiations, discussions or other activities concerning, any Strategic Transaction with any Person other than the Company. SUBJECT BANK shall notify the Company promptly after any Strategic Transaction Proposal is received by, or any negotiations or discussions regarding a Strategic Transaction Proposal are sought to be initiated with, directly or indirectly, SUBJECT BANK or any of its Representatives, and shall disclose to the Company the identity of the third party making or seeking to make such Strategic Transaction Proposal, the terms and conditions thereof and such other information as the Company reasonably may request; PROVIDED, HOWEVER, that if SUBJECT BANK receives a Strategic Transaction Proposal and the foregoing disclosure of such Strategic Transaction Proposal to the Company would violate a confidentiality agreement by which SUBJECT BANK is bound, SUBJECT BANK shall make the foregoing disclosure only to the maximum extent permissible under such confidentiality agreement. SUBJECT BANK represents and warrants to the Company that SUBJECT BANK is not subject to any such confidentiality agreement.

        4.1.2 Notwithstanding Section 4.1.1, following receipt of a Qualifying Strategic Transaction Proposal, neither SUBJECT BANK nor any of its Representatives shall be prohibited from (a) engaging in discussions or negotiations with a third party which has made a proposal that satisfies the requirements of a Qualifying Strategic Transaction Proposal and thereafter providing to such third party information previously provided or made available to the Company, provided the third party shall have entered into a confidentiality agreement substantially similar to the confidentiality provisions of Section 4.3 hereof, (b) taking and disclosing to the SUBJECT BANK Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure of the Qualifying Strategic Transaction Proposal to its shareholders, or (c) subject to the terms of
    Article VI of this Agreement, terminating this Agreement. A "Qualifying Strategic Transaction Proposal" shall mean a bona fide written Strategic Transaction Proposal with respect to which the Board of Directors shall have determined, after consultation with SUBJECT BANK's counsel, that the action by SUBJECT BANK contemplated under either clause (a), (b) or (c), as applicable, of the immediately preceding sentence is required under the fiduciary duties owed by the Board of Directors to the SUBJECT BANK Shareholders, which determination has been made acting in good faith and on the basis of a written opinion from a financial advisor retained by SUBJECT BANK to the effect that the financial terms of such Strategic Transaction Proposal are, from such shareholders' perspective, financially superior to the Merger Consideration.

        4.1.3 In the event that SUBJECT BANK receives a Qualifying Strategic Transaction Proposal, it shall, within ten (10) Business Days of its receipt thereof, give notice to the Company either (i) reaffirming SUBJECT BANK's intent to proceed under this Agreement and to consummate the Merger, or (ii) terminating this Agreement pursuant to Section 6. If SUBJECT BANK does not, within such ten (10) Business Day-period, either expressly reaffirm its intent to proceed under this Agreement or terminate this Agreement pursuant to Section 6, the Company may at any time within thirty (30) days thereafter terminate this Agreement pursuant to Section 6.

    4.2 JOINT PROXY STATEMENT -- PROSPECTUS AND S-4 REGISTRATION STATEMENT; SHAREHOLDER APPROVAL.

        4.2.1 The Company and SUBJECT BANK shall promptly prepare and file with the SEC the Joint Proxy Statement -- Prospectus (including the preliminary form thereof) and the Company shall promptly prepare and file with the SEC a registration statement on form S-4 (the "S-4 Registration Statement"), in which the Joint Proxy Statement -- Prospectus will be included as a prospectus. The Parties shall use all commercially reasonable efforts to file the preliminary proxy statement with the SEC within thirty (30) Business Days after the date of this Agreement. The Company's employees and advisors shall have principal responsibility for the preparing the Joint Proxy Statement -- Prospectus. Each of the Company and SUBJECT BANK shall use all commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company and SUBJECT BANK shall thereafter as promptly as practicable mail the Joint Proxy
    Statement -- Prospectus to their respective shareholders and convene meetings (or, with respect to the Company, take action by written consent) of their respective shareholders for the purpose of approving this Agreement, the proposed Merger and the other transactions contemplated hereby. The Company shall use all commercially reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required for the Company and SUBJECT BANK to carry out the transactions contemplated by this Agreement and SUBJECT BANK shall furnish all information concerning

    SUBJECT BANK and the holders of SUBJECT BANK Common Stock as may be reasonably requested in connection with any such action. Each Party shall promptly notify the other of the receipt by it of any comments of the SEC or state securities laws regulators and will promptly supply the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC or Joint Proxy Statement -- Prospectus, the S-4 Registration Statement or such "Blue Sky" permits and approvals.

        4.2.2 The Company and SUBJECT BANK shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement -- Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of the Company, SUBJECT BANK or any of their respective subsidiaries to any Governmental Entity in connection with the Joint Proxy
    Statement -- Prospectus, the S-4 Registration Statement or the "Blue Sky" permits and approvals.

        4.2.3 Except as expressly provided in the immediately following sentence, the Joint Proxy Statement -- Prospectus shall include the Recommendation of Approval by the SUBJECT BANK Board of Directors. Notwithstanding the immediately preceding sentence, in the event that SUBJECT BANK has received a Strategic Transaction Proposal and its Board of Directors has determined, in accordance with Section 4.1.2, that such Strategic Transaction Proposal constitutes a Qualifying Strategic Transaction Proposal, then its Board of Directors shall not be prohibited from failing to include a Recommendation of Approval in the Joint Proxy Statement -- Prospectus, from retracting or qualifying its Recommendation of Approval if previously given, or from postponing or adjourning the meeting of the SUBJECT BANK Shareholders called for the purpose of approving the Merger.

        4.2.4 SUBJECT BANK represents and warrants to the Company that as of the date the Joint Proxy Statement -- Prospectus is issued and as of the date its shareholders act to approve this Agreement and the transactions contemplated hereby, the Joint Proxy Statement -- Prospectus will comply as to form in all material respects with the Exchange Act and the rules and regulations of the FDIC thereunder, and the Joint Proxy
    Statement -- Prospectus will not at the time of its issuance and as of the date of the SUBJECT BANK Shareholder meeting to approve this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made with respect to information set forth in the Joint Proxy Statement -- Prospectus concerning the Company or the meeting of the shareholders of the Company to act upon approval of this Agreement and the transactions contemplated hereby. SUBJECT BANK will promptly advise the Company in writing if, at any time prior to the date of the SUBJECT BANK Shareholder meeting to approve this Agreement and the transactions contemplated hereby, it shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Joint Proxy Statement -- Prospectus in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

        4.2.5 The Company represents and warrants to SUBJECT BANK that the S-4 Registration Statement, at the time it becomes effective and at the date of the SUBJECT BANK Shareholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, and the Joint Proxy Statement--Prospectus, at the date of its issuance and at the date of the SUBJECT BANK Shareholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, and will not at any such time contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made with respect to information set forth in the Joint Proxy Statement -- Prospectus concerning SUBJECT BANK or the meeting of the SUBJECT BANK Shareholders to act upon approval of this Agreement and the transactions contemplated hereby. The Company will promptly advise SUBJECT BANK in writing if, at any time prior to the meeting of the SUBJECT BANK Shareholders to act upon approval of this Agreement and the transactions contemplated hereby, the Company shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the S-4 Registration Statement or the Joint Proxy Statement -- Prospectus in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

        4.2.6 SUBJECT BANK shall use all commercially reasonable efforts to cause to be delivered to the Company letters from its independent accountants dated the date on which the S-4 Registration Statement or last amendment thereto shall become effective, and dated the Closing Date, and addressed to the Company and SUBJECT BANK, with respect to SUBJECT BANK's consolidated financial position and the results of operations, which letters shall be based on SAS 72 and certain agreed-upon procedures, which procedures shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions, and each in form and substance which is reasonably satisfactory to the Company.

        4.2.7 SUBJECT BANK shall identify in a letter to the Company, after consultation with counsel, all persons who, at the time of the meeting of its stockholders referred to in Section 4.2.1, it believes may be deemed to be "affiliates" of SUBJECT BANK, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act and/or as used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the SEC (the "Seller Affiliates"). SUBJECT BANK shall use all commercially reasonable efforts to cause each person who is identified as a Seller Affiliate in the letter referred to above to deliver to the Company at least forty (40) days prior to the Effective Time an executed copy of SUBJECT BANK Affiliates Agreement in the form of Exhibit 4.2.7. Prior to the Effective Time, SUBJECT BANK shall amend and supplement such letter and use all commercially reasonable efforts to cause each additional person who is identified as a Seller Affiliate to execute a copy of SUBJECT BANK Affiliates Agreement. Within thirty (30) days after the end of the first fiscal quarter of the Company ending at least thirty (30) days after the Effective Time, the Company will publish results including at least thirty
    (30) days of combined operations of the Company and SUBJECT BANK as referred to in SUBJECT BANK Affiliates Agreement as contemplated by and in accordance with SEC Accounting Series Release No. 135.

        4.2.8 The Company shall identify in a letter to SUBJECT BANK, after consultation with counsel, all persons who, at the time of the meeting of its stockholders (or the time of the written consent of its stockholders) referred to in Section 4.2.1, it believes may be deemed to be "affiliates" of the Company, as that term is defined for purposes of paragraphs (c) and
    (d) of Rule 145 under the Securities Act and/or as used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the SEC (the "Company Affiliates"). The Company shall use all commercially reasonable efforts to cause each person who is identified as a Company Affiliate in the letter referred to above to deliver to the Company at least forty (40) days prior to the Effective Time an executed copy of an affiliates agreement satisfactory to the Company.

    4.3 ACCESS.

        4.3.1 WITH RESPECT TO SUBJECT BANK. SUBJECT BANK shall make available to the Company all information regarding itself that the Company reasonably may request, and shall authorize all commercially reasonable visits to its premises with such staff, consultants and experts as the

    Company reasonably may request. The Company agrees to coordinate closely all such activities with SUBJECT BANK's President or Chief Financial Officer and to conduct any such inquiries with appropriate discretion and sensitivity to SUBJECT BANK's relationships with its employees, customers and suppliers.

        4.3.2 WITH RESPECT TO THE COMPANY. Upon reasonable notice, the Company shall afford SUBJECT BANK, and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the date of the meeting of shareholders of the Company held to vote (or written consent voting) upon the transactions contemplated by this Agreement, to such information regarding the Company and its subsidiaries as shall be reasonably necessary for SUBJECT BANK to fulfill its obligations pursuant to this Agreement to prepare the Joint Proxy Statement-Prospectus. In addition to the foregoing, the Company shall, within a reasonable period of time prior to the Closing, afford SUBJECT BANK and its officers, employees, counsel, accountants and other authorized representatives, such access as is reasonably necessary to confirm that the representations and warranties of the Company made herein are true and correct in all material respects. Notwithstanding the foregoing, in its discretion, the Company may limit or exclude the provision of and access to information relating to any actual or proposed acquisition or business combination by the Company that is unrelated to the Merger. The Company shall furnish promptly to SUBJECT BANK a copy of each application, report, schedule, correspondence and other document filed by the Company with or received by the Company from any Governmental Entity in connection with the transactions contemplated hereunder, and the Company agrees to notify SUBJECT BANK by telephone within 24 hours of receipt of any adverse oral communication from any Governmental Entity regarding the outcome of any regulatory applications required in connection with the Merger. Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No investigation pursuant to this Section 4.3.2 by SUBJECT BANK shall affect of be deemed to modify or waive any representation or warranty made herein by the Company or the conditions to the obligation of SUBJECT BANK to consummate the transactions contemplated by this Agreement. SUBJECT BANK agrees to coordinate closely all such activities with the Company's President or Chief Financial Officer and to conduct any such inquiries with appropriate discretion and sensitivity to the Company's relationships with its employees, customers and suppliers.

        4.3.3 CONFIDENTIALITY. Each Party acknowledges that certain of the information made available to it pursuant to this Section 4.3 and otherwise in connection with the Merger may be confidential, proprietary or otherwise nonpublic, and each Party agrees, for itself and for each of its Representatives, that it (i) shall hold in confidence all confidential information received by it from or with regard to the other Party ("Confidential Information") subject to the terms of this Section 4.3, (ii) shall disclose such Confidential Information only to those of its Representatives and, in the case of the Company, its current or prospective investors, and other sources of capital, in each case having a need to know the same for purposes of evaluating, negotiating or implementing the financing of the Merger, and (iii) shall inform each Representative or investor to whom Confidential Information is disclosed that such information is confidential and direct such Representative or current or prospective investor not to disclose the same. Each Party shall remain responsible for any disclosure of Confidential Information by any of its Representatives or investors. Each Party further agrees that, upon the request of the other Party given following any termination of this Agreement, the receiving Party and each of its Representatives either shall return to the requesting

    Party all Confidential Information received by the receiving Party and its Representatives (including all compilations, analyses or other documents prepared by it that contain Confidential Information) or shall certify that the same has been destroyed. As used herein, Confidential Information shall not include (i) information that is or becomes generally available to the public other than as a result of a breach of this Agreement, (ii) information that the receiving Party demonstrates was known to it on a non-confidential basis prior to receiving such information from the other Party, (iii) information that the receiving Party develops independently without relying on Confidential Information, and (iv) information that becomes available to the receiving Party on a non-confidential basis from another source if the source was not known to or not reasonably believed by the receiving Party to be subject to any prohibition against disclosing such information.

    4.4 PROSECUTION OF REGULATORY FILINGS; COOPERATION. The Parties shall cooperate with each other and use all commercially reasonable efforts to prepare and file promptly all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Merger. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and each Party will keep the other apprised of the status of matters relating to completion of the Merger. Each Party shall, upon request, furnish the other Party with all information concerning itself as may be reasonably necessary or advisable in connection with any filing or application made by or on behalf of such Party to any Governmental Entity in connection with the Merger. Each Party shall promptly advise the other Party upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Merger which causes such Party to believe that there is a reasonable likelihood that any required Governmental Approval will not be obtained or that the receipt of any such Governmental Approval will be materially delayed. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use all reasonable efforts to, as promptly as practicable, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement or to vest the Company, indirectly through the Surviving Corporation, with full title to all properties, assets, rights, approvals, immunities and franchises of SUBJECT BANK. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Company with full title to all properties, assets, rights, approvals, immunities and franchises of SUBJECT BANK, the proper officers and directors of each party to this Agreement shall take all such necessary action.

    4.5 ADVICE OF CHANGES. Each Party shall promptly advise the other Party of any change or event having a Material Adverse Effect on it or which it believes would or may be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or to preclude the satisfaction of one or more of the conditions set forth in Article
V. From time to time prior to the Closing Date, each Party will promptly supplement or amend the Disclosure Schedules delivered by it in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules, or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby; PROVIDED, HOWEVER, that no such supplement or amendment to the Disclosure Schedules shall have any effect for the purpose of determining the accuracy of any representation or warranty when made, for determining satisfaction of the conditions set forth in Article V, or for determining the compliance by any Party with any other provision of this Agreement.

    4.6 CURRENT INFORMATION. During the period from the date of this Agreement to the Closing Date, SUBJECT BANK will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than bi-weekly) with representatives of the Company and to report the general status of its ongoing operations. SUBJECT BANK will promptly notify the Company of any material change in the normal course of its business or in the operation of its properties and of any governmental complaint, investigation or hearing (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving it, and will keep the Company fully informed of such events. SUBJECT BANK will keep the Company fully informed of the status of, and the action proposed to be taken with respect to, Classified Assets that, individually or in combination with one or more other loans to the same borrower thereunder, have an aggregate carry value of $100,000 or more. SUBJECT BANK will provide to the Company copies of the minutes (or consents in lieu of meeting) of its loan committee, its Board of Directors and all committees thereof promptly following each such meeting; PROVIDED, HOWEVER, that SUBJECT BANK may omit therefrom any portion of such minutes that it determines, with the concurrence of its counsel, relates to (a) the SUBJECT BANK compliance or non-compliance with the terms of this Agreement, or (b) any Strategic Transaction or Strategic Transaction Proposal other than the Merger.

    4.7 INTERIM AND ANNUAL FINANCIAL STATEMENTS. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Closing Date (excepting the quarter ending December 31, 1998), each Party will deliver to the other Party its Quarterly Reports on Form 10-Q as filed with the FDIC or SEC, as applicable, and as soon as reasonably available, but in no event later than March 31, 1999 (provided that the Closing has not yet occurred and the Agreement has not theretofore been terminated), will deliver to the other Party its Annual Report on Form 10-K for the period ending December 31, 1998, as filed with the FDIC or SEC, as applicable. SUBJECT BANK will deliver to the Company monthly financial statements (the "Monthly Financial Statements"), prepared in accordance with GAAP (excepting only by the absence of footnotes and other presentation items and subject to normal year-end adjustments) and otherwise in the form delivered to the members of SUBJECT BANK's Board of Directors, no later than the time at which such financial statements are delivered to such Directors but in no event later than the twenty-first calendar day of the month immediately following the month to which such financial statements relate. The Company will deliver to SUBJECT BANK financial statements, prepared in accordance with GAAP (excepting only by the absence of footnotes and other presentation items and subject to normal year-end adjustments) and otherwise in the form delivered to the members of the Company's Board of Directors, no later than the time at which such financial statements are delivered to such Directors. The Company will deliver to SUBJECT BANK promptly after the filing thereof copies of all documents filed by the Company with the SEC.

    4.8 CONDUCT OF BUSINESS. SUBJECT BANK shall (a) conduct its business in the usual, regular and ordinary course of business consistent with the past practice (except as required by applicable Law or as required by this Agreement), (b) use all commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees (including by causing its current insurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such event replacement policies providing substantially similar coverage for substantially similar (or lesser) premiums are in full force and effect), (c) conduct relations with its employees, including hiring and terminating practices, only in the ordinary course of business and consistent with past practice, (d) take no action which would adversely affect or delay the ability of SUBJECT BANK to obtain any necessary approvals of any Governmental Entity required for the Merger or for the transactions contemplated in connection therewith, or to perform its covenants and agreements under this Agreement, and (e) take no action which would prevent or impede the Merger from qualifying for pooling of interests accounting treatment and as a reorganization within the meaning of Section 368 of the Code. Through the Effective Time, SUBJECT BANK will maintain the Records in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement. The Company may, at its own expense, make such copies of and excerpts from the Records as it may deem desirable. All Records, whether held by the Company or SUBJECT BANK, shall be maintained for such periods as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period.

    4.9 CERTAIN OPERATING COVENANTS. Without the Company's prior written consent (which consent, in the case of Sections 4.9.9 through 4.9.14, shall not be unreasonably withheld or delayed), SUBJECT BANK shall not:

        4.9.1 declare or make any payment or distribution with respect to its capital stock or other securities, whether by way of payment of interest or principal, redemption, dividend or otherwise;

        4.9.2 (a) create, authorize, issue, sell or deliver any of its capital stock, bonds or other of its securities (whether authorized and unissued or held in treasury) or any instrument convertible into any of them; (b) grant or otherwise issue any options, warrants or other rights with respect thereto; (c) amend the terms of any rights with regard to the SUBJECT BANK securities; or (d) split up, combine or reclassify any of its outstanding stock;

        4.9.3 acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, including any corporation, partnership, association or other business organization or division thereof;

        4.9.4 excepting those matters identified on Exhibit 4.9.4, (a) create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the applicable Party is a party or by which the applicable Party or any of its properties is bound, excepting only contracts, agreements and leases under which the aggregate annual payments by either party do not exceed $50,000, (b) make any single capital expenditure exceeding $50,000 or any capital expenditures exceeding $100,000 in the aggregate, or (c) relocate or terminate, or file any application to relocate or terminate, the operations of any of its banking offices;

        4.9.5 enter into any new line of business;

        4.9.6 change its methods of accounting in effect at December 31, 1997, except as required by changes in GAAP or RAP as concurred with by the applicable Party's independent auditors;

        4.9.7 commit any act or omission which constitutes a Violation of any Law, Regulatory Agreement or any material contract or license to which the applicable Party is a party or by which it or any of its properties is bound which Violation, individually or in the aggregate, has or reasonably could be expected to have a Material Adverse Effect on such Party;

        4.9.8 make any equity investment in any real estate or real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

        4.9.9 sell, lease, assign, transfer or otherwise dispose of any property or asset, except for (a) investment portfolio transactions in the ordinary course of business and substantially consistent with past practice; and (b) sales of assets having a gross book value not in excess of $50,000 individually or $100,000 in the aggregate;

        4.9.10 (a) enter into any agreement with any labor union or association representing any employee, (b) institute, amend or terminate any Benefit Plan, (c) pay any pension or retirement allowance to any Person not required by an existing plan or agreement, (d) except as set forth on Schedule 3.1.13, increase in any manner the compensation or fringe benefits of, or pay any bonus to, any officer or employee other than customary annual (or less frequent) increases in the wages or salaries of non-officer employees consistent with past practice, which increases on an annualized basis do not increase the salary or wage of any individual employee by more than 5% and in the aggregate do not increase personnel costs for all non-officer employees by more than 2% over the levels in effect as of December 31, 1997, (e) increase any other direct or indirect compensation or employee benefit for or to any of its officers, directors or employees, or (f) purchase, enter into a new lease for, or extend or renew any lease for, any automobile for any employee of SUBJECT BANK;

        4.9.11 make, amend or compromise any loan or advance (whether in cash or other property) to any officer, to any director, or to any holder of record or beneficial owner of 3% or more of the SUBJECT COMPANY Common Stock, except advances made to employees in the usual, regular and ordinary course of business consistent with the past practice;

        4.9.12 (a) make, amend or renew, or enter into any commitment to make, amend or renew, any loan if, as a result of the disbursement of the proceeds of such loan, the total Borrower Group Obligations (including accrued and unpaid interest) of the borrower to the applicable Party would exceed $300,000 with respect to unsecured loans or $500,000 with respect to secured loans, except that if the Company does not grant or refuse its consent or reasonably request additional information regarding such proposed loan within five Business Days of the Company's receipt of SUBJECT BANK's request for consent, then such the Company shall be deemed to have granted its consent; or (b) amend or renew, or enter into any commitment to amend or renew, any Criticized Asset with an unpaid balance (including accrued and unpaid interest) in excess of $250,000;

        4.9.13 incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, in each case except in the usual, regular and ordinary course of business consistent with the past practice, it being understood and agreed that the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements shall be deemed to be in the ordinary course of business so long as the maturity of such indebtedness does not exceed (a) 24 months in the case of retail certificates of deposit in amounts of $100,000 or less, and (b) 12 months in the case of all other such indebtedness;

        4.9.14 restructure or materially change its investment securities portfolio through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, it being understood and agreed that investment portfolio transactions in the ordinary course of business and substantially consistent with past practice shall be deemed to constitute a material change in a Party's investment portfolio only if the number and/or nature of such transactions causes a material change in the makeup of the portfolio taken as a whole; or

        4.9.15 enter into any agreement or commitment to do any of the foregoing.

    4.10 CERTAIN COVENANTS OF THE COMPANY. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall not take any action which would prevent or impede the Merger from qualifying for pooling of interests accounting treatment and as a reorganization within the meaning of
Section 368 of the Code; PROVIDED, HOWEVER, that nothing herein shall limit the ability of the Company to exercise its rights under the SUBJECT BANK Stock Option Agreement. The Company shall use all commercially reasonable efforts to cause the Company Common Stock, including without limitation, the Company Common Stock to be received by SUBJECT BANK Shareholders in the Merger, to be listed on the Nasdaq NMS as soon as practical after the Closing.

    4.11 COVENANTS REGARDING EMPLOYEES, DIRECTORS AND OFFICERS.

        4.11.1 EMPLOYEE BENEFIT PLANS. (a) The Company agrees to provide the employees of SUBJECT BANK (the "SUBJECT BANK Employees") who remain employed after the Closing Date (collectively, the "Transferred SUBJECT BANK Employees") with the types and levels of employee benefits maintained by the Company for similarly situated employees of the Company or the Bank. As soon as administratively practicable after the Effective Time, the Company shall permit the Transferred SUBJECT BANK Employees to participate in the Company's group hospitalization, medical, life and disability insurance plans, defined benefit pension plan, thrift plan, severance plan and similar plans, on the same terms and conditions as applicable to comparable employees of the Company and the Bank (including the waiver of pre-existing conditions, restrictions, exclusions or limitations), giving the Transferred SUBJECT BANK Employees full credit for all "years of service," as that term is defined in Section 411(a)(5) of the Code, with SUBJECT BANK and its subsidiaries (to the extent SUBJECT BANK gave effect) as if such service were with the Company, for purposes of eligibility, vesting and calculation of benefits under vacation, severance and other plans, but not for benefit accrual for any other purpose.

           (b) Compensation Arrangements. Following the Effective Time, the Company shall honor and shall cause each of its subsidiaries to honor in accordance with their terms all individual employment and other compensation agreements existing prior to the execution of this Agreement, which are between SUBJECT BANK and any current or former director, officer or employee thereof, and which have been disclosed in the Disclosure Schedule, except as the same are modified by the Executive Compensation Amendments, and the Company will not, and will not cause any of its subsidiaries to, challenge the validity of any obligation of SUBJECT BANK under any employment, consulting, supplemental retirement or other compensation, contract or arrangement with any current or former director, officer or employee of SUBJECT BANK, provided such contract or arrangement was set forth in the Disclosure Schedule.

           (c) Continuation of Plans. Notwithstanding anything to the contrary contained herein, the Company shall have sole discretion with respect to the determination as to whether to terminate, merge or continue any employee benefit plans and programs of SUBJECT BANK to the extent permitted by and in accordance with the terms of such plans and programs; PROVIDED, HOWEVER, that the Company shall continue to maintain SUBJECT BANK plans (other than stock based or incentive plans) until SUBJECT BANK Employees are permitted to participate in the Company's plans in accordance with this Section 4.11.1. Nothing in this Agreement shall alter or limit the Company's obligations, if any, under ERISA, as amended by the Consolidated Omnibus Budget Reconciliation Act of 1985 and/or the Health Insurance Portability and Accountability Act of 1996 with respect to the rights of SUBJECT BANK Employees and their qualified beneficiaries in connection with the group health plan maintained by SUBJECT BANK as of the Effective Time.

        4.11.2 INDEMNIFICATION. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of SUBJECT BANK (collectively, the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to
    (i) the fact that he or she is or was a director, officer or employee of SUBJECT BANK or any of its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use all commercially reasonable efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Company shall indemnify and hold harmless, as and to the fullest extend permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Company; provided, however, that (a) the Company shall have the right to assume the defense thereof and upon such assumption the Company shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party of any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Company elects not to assume such defense, or counsel for the Indemnified Parties reasonably advised the Indemnified Parties that there are issues which raise conflicts of interest between the Company and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Company, and the Company shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (b) the Company shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties,
    (c) the Company shall not be liable for any settlement without its prior written consent (which consent shall not be unreasonably withheld) and (d) the Company shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 4.11.2, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company thereof, provided that the failure to so notify shall not affect the obligations of the Company under this Section 4.11.2 except to the extent such failure to notify materially prejudices the Company. The Company's obligations under this Section 4.11.2 continue in full force and effect for a period of six
    (6) years from the Effective Time; PROVIDED, HOWEVER, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

           (b) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company assume the obligation set forth in this section.

        4.11.3 TAIL INSURANCE. The Company shall obtain so-called "tail insurance" with respect to SUBJECT BANK's directors and officers liability insurance policy for a three-year period following the Effective Time so long as the premium therefor does not exceed one hundred fifty (150) percent of the 1998 premium for SUBJECT BANK's directors and officers liability insurance.

                                   ARTICLE V.
                             CONDITIONS TO CLOSING

    5.1 CONDITIONS TO OBLIGATIONS OF BOTH PARTIES. The obligations of the Company and SUBJECT BANK to consummate the Merger are subject to the satisfaction of each of the following conditions:

        5.1.1 APPROVAL BY SHAREHOLDERS. The Merger shall have been approved by the affirmative vote of the holders of a majority of all shares of SUBJECT BANK Common Stock entitled to vote thereon and the affirmative vote of the holders of a majority of all shares of the Company Common Stock entitled to vote thereon.

        5.1.2 REGULATORY APPROVALS. All necessary approvals of any Governmental Entity required for the consummation of the Merger (including the SUBJECT BANK Governmental Approvals and the Company Governmental Approvals) shall have been obtained and shall remain in full force and effect; all statutory or other required waiting periods in respect thereof shall have expired; and no approval of any Governmental Entity shall have imposed any condition or requirement which, in the reasonable opinion of the Company, would so materially adversely affect the economic or business benefits to the Company of the Merger so as to render inadvisable the consummation thereof.

        5.1.3 EFFECTIVENESS OF S-4 REGISTRATION STATEMENT; LISTING OF
    STOCK. The S-4 Registration Statement shall have become effective under the Securities Act, no stop order suspending its effectiveness shall have been issued, and no proceedings for that purpose shall have been initiated or shall be threatened by the SEC.

        5.1.4 NO PENDING OR THREATENED CLAIMS. There shall be no claim, action, suit, investigation or other proceeding pending or overtly threatened before any court or other Governmental Entity that presents a substantial risk of restraint or prohibition of the Merger, or the obtaining of material damages from SUBJECT BANK or the Company or their respective officers or directors in connection therewith; and no such restraint or prohibition shall be effective as of the Closing, whether or not the action in which the same was entered shall remain pending.

    5.2 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Merger are further subject to the satisfaction of, or the Company's written waiver of, each of the following conditions:

        5.2.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES; COMPLIANCE WITH COVENANTS. SUBJECT BANK's representations and warranties contained in this Agreement shall have been true and correct as of the dates when made, and SUBJECT BANK shall have performed, satisfied and complied with, in all material respects, each of its agreements and covenants contained in Articles II and IV and elsewhere in this Agreement.

        5.2.2 BRINGDOWN OF REPRESENTATIONS AND WARRANTIES. SUBJECT BANK's representations and warranties contained in this Agreement remain true and correct as of the Closing as though made at and as of the Closing, excepting only representations and warranties which speak expressly as of an earlier specified date.

        5.2.3 SUBJECT BANK COMMON STOCK OUTSTANDING. There shall be no shares of SUBJECT BANK Common Stock or other SUBJECT BANK securities issued and outstanding as of the Effective Time other than the 767,342 shares issued and outstanding as of the date hereof.

        5.2.4 DISSENTING SUBJECT BANK SHARES. The aggregate number of shares of SUBJECT BANK Common Stock owned by Persons who have made a demand for purchase under Section 1301 of the California Corporation Code shall constitute less than 5% of all shares of

    SUBJECT BANK Common Stock outstanding as of the date of the meeting of the SUBJECT BANK Shareholders called for the purpose of voting on the Merger.

        5.2.5 UNSATISFACTORY REGULATORY REVIEW. SUBJECT BANK shall not have received between the date of this Agreement and the Closing an "unsatisfactory" rating in any supervisory, CRA or compliance exam conducted by any Regulatory Authority.

        5.2.6 TAX AND ACCOUNTING OPINIONS. The Company shall have received (a) an opinion of Nutter, McClennen & Fish, LLP, the Company's tax counsel, addressed to the Company's Boards of Directors and dated as of the Closing Date, substantially to the effect that, based upon representations, assumptions and conditions customary for transactions such as the Merger, the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and that Merger Sub and SUBJECT BANK will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and
    (b) an opinion of PricewaterhouseCoopers LLP addressed to the Company's Board of Directors and dated as of the Closing Date, to the effect that the Merger will qualify for "pooling of interests" accounting treatment; PROVIDED, HOWEVER, that this condition shall not constitute a basis for termination by the Company if it has taken any action that prevents either such opinion from being rendered.

        5.2.7 THIRD PARTY CONSENTS. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 5.1.2) whose consent, approval or waiver shall be required in order to permit the consummation of the Merger or the preservation of the contractual rights of SUBJECT BANK with respect to its business shall have been obtained except where the failure to obtain such consent, approval or waiver would not materially adversely affect the economic or business benefits to the Company of the Merger contemplated by this Agreement, so as to render inadvisable the consummation of the Merger in the reasonable judgment of the Company.

        5.2.8 RECEIPT OF OFFICERS' CERTIFICATES. SUBJECT BANK shall have delivered to the Company (a) a certificate, executed by the President and Chief Financial Officer of SUBJECT BANK and dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 5.1 (with regard to SUBJECT BANK only) and Section 5.2, including a certification that each representation or warranty of SUBJECT BANK contained in Article III is true and correct as of the Closing Date (or, if such certification cannot be made, specifying the exceptions thereto), excepting only representations and warranties which speak expressly as of an earlier specified date, and (b) a certificate, executed by the Chief Financial Officer of SUBJECT BANK and dated as of not more than three (3) Business Days prior to the Closing Date, containing, and certifying to the accuracy of, the same information required to be included on Part A of Schedule
    3.1.11 had such Schedule been delivered as of the date of such certificate.

        5.2.9 NONCOMPETITION AGREEMENT. Each director of SUBJECT BANK that is not an employee of SUBJECT BANK shall have executed and delivered to the Company a Nondisclosure and Noncompetition Agreement substantially in the form attached hereto as Exhibit 5.2.9.

        5.2.10 DOCUMENTS AND INSTRUMENTS IN SATISFACTORY FORM. All corporate and other proceedings in connection with this Agreement and with the Merger and all documents and instruments incidental to the Merger shall be reasonably satisfactory in substance and form to the Company and its counsel, and the Company and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

    5.3 CONDITIONS TO THE OBLIGATIONS OF SUBJECT BANK. The obligations of SUBJECT BANK to consummate the Merger are further subject to the satisfaction of, or SUBJECT BANK's written waiver of, each of the following conditions:

        5.3.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES; COMPLIANCE WITH COVENANTS. The Company's representations and warranties contained in this Agreement shall have been true and correct as of the dates when made, and the Company shall have performed, satisfied and complied with, in all material respects, each of its agreements and covenants contained in Articles II and IV and elsewhere in this Agreement.

        5.3.2 BRINGDOWN OF REPRESENTATIONS AND WARRANTIES. The Company's representations and warranties contained in this Agreement remain true and correct as of the Closing as though made at and as of the Closing, excepting only representations and warranties which speak expressly as of an earlier specified date.

        5.3.3 DELIVERY OF SHARES TO EXCHANGE AGENT. The Company shall have issued and delivered to the Exchange Agent one or more certificates representing the full number of shares of Company Common Stock issuable to the holders of SUBJECT BANK Common Stock as Merger Consideration.

        5.3.4 TAX AND ACCOUNTING OPINIONS. SUBJECT BANK shall have received (a) an opinion of SUBJECT BANK's tax counsel or tax accountants, addressed to SUBJECT BANK's Boards of Directors and dated as of the Closing Date, substantially to the effect that, based upon representations, assumptions and conditions customary for transactions such as the Merger, the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and that Merger Sub and SUBJECT BANK will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (b) an opinion of Grant Thornton LLP addressed to the SUBJECT BANK's Board of Directors and dated as of the Closing Date, to the effect that the Merger will qualify for "pooling of interests" accounting treatment; PROVIDED, HOWEVER, that this condition shall not constitute a basis for termination by SUBJECT BANK if it has taken any action that prevents either such opinion from being rendered.

        5.3.5 RECEIPT OF OFFICERS' CERTIFICATE. SUBJECT BANK shall have received from the Company a certificate, executed by the President and Chief Financial Officer of the Company and dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 5.1 (with regard to the Company only) and Section 5.3, including a certification that each representation or warranty of the Company contained in Article III is true and correct as of the Closing Date (or, if such certification cannot be made, specifying the exceptions thereto), excepting only representations and warranties which speak expressly as of an earlier specified date.

        5.3.6 DOCUMENTS AND INSTRUMENTS IN SATISFACTORY FORM. All corporate and other proceedings in connection with this Agreement and with the Merger and all documents and instruments incidental to the Merger shall be reasonably satisfactory in substance and form to SUBJECT BANK and its counsel, and SUBJECT BANK and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

                                  ARTICLE VI.
                          TERMINATION; TERMINATION FEE

    This Agreement may be terminated, and the Merger abandoned, prior to the Closing by the following means and with the following effects:

    6.1 BY MUTUAL AGREEMENT. SUBJECT BANK and the Company may terminate this Agreement by mutual written consent at any time.

    6.2 REGULATORY IMPEDIMENT. Either the Company (on behalf of itself and Merger Sub) or SUBJECT BANK may unilaterally terminate this Agreement at any time prior to the Closing if (a) a Bank Regulator shall have made a final determination denying an application of either Party the granting of which is essential to the consummation of the Merger, or (b) the occurrence of the Closing would violate any final order, decree or judgment of any court having competent jurisdiction.

    6.3 BY THE COMPANY.  The Company may unilaterally terminate this Agreement:

        6.3.1 if SUBJECT BANK has breached any representation or warranty contained in this Agreement, or has failed to perform, satisfy or comply with in any material respect any of its agreements and covenants contained in this Agreement (other than as described in Section 6.2.2), such termination to take effect fifteen (15) Business Days following notice to SUBJECT BANK identifying such breach if such breach has not been cured prior to the expiration of such period;

        6.3.2 upon notice to SUBJECT BANK if (a) SUBJECT BANK has not reaffirmed its intent to proceed with the Merger pursuant to Section 4.1.3 following its receipt of a Qualifying Strategic Transaction Proposal, or (b) its Board of Directors fails to give its Recommendation of Approval to the holders of the SUBJECT BANK Common Stock, or withdraws its Recommendation of Approval prior to the affirmative vote of such shareholders, whether or not such failure or withdrawal is permitted under Section 4.2.3, PROVIDED that in the case of a termination under this Section 6.3.2, the Company shall be entitled to receive from SUBJECT BANK the Termination Fee, which shall be the Company's sole and exclusive remedy against SUBJECT BANK at law or in equity;

        6.3.3 upon notice to SUBJECT BANK if any of the conditions to the obligations of the Company contained in Section 5.2 has not been satisfied as of the Closing Date;

        6.3.4 upon notice to SUBJECT BANK at any time after 12:00 noon (Pacific time) on April 30, 1999, if the Closing shall not have occurred prior to such date and time, unless such failure results primarily from the Company breaching any of its representations, warranties, covenants or agreements contained in this Agreement, PROVIDED, that if the basis for such termination is the failure of the SUBJECT BANK Shareholders to approve the Merger, the Company shall be entitled to receive from SUBJECT BANK the Termination Fee, which shall be the Company's sole and exclusive remedy against SUBJECT BANK at law or in equity;

    6.4 BY SUBJECT BANK.  SUBJECT BANK may unilaterally terminate this
Agreement:

        6.4.1 if the Company has breached any representation or warranty contained in this Agreement, or has failed to perform, satisfy or comply with in any material respect any of its agreements and covenants contained in this Agreement, such termination to take effect fifteen (15) Business Days following notice to the Company identifying such breach if such breach has not been cured prior to the expiration of such period;

        6.4.2 upon notice to the Company if SUBJECT BANK receives a Qualifying Strategic Transaction Proposal; PROVIDED, HOWEVER, that a condition to the effectiveness of any termination pursuant to this Section 6.4.2 is the payment of the Termination Fee to the Company by SUBJECT BANK;

        6.4.3 upon notice to the Company if the SUBJECT BANK Shareholders fail to approve the Merger at the meeting of the SUBJECT BANK Shareholders called for the purpose of voting on the Merger; PROVIDED, HOWEVER, that a condition to the effectiveness of any termination pursuant to this Section 6.4.3 is SUBJECT BANK's payment of the Termination Fee;

        6.4.4 upon notice to the Company if any of the conditions to the obligations of SUBJECT BANK contained in Section 5.3 has not been satisfied as of the Closing Date; or

        6.4.5 upon notice to the Company after 12:00 noon (Pacific time) on April 30, 1999, if the Closing shall not have occurred prior to such date and time, unless the failure results primarily from SUBJECT BANK breaching any of its representations, warranties, covenants or agreements contained in this Agreement; PROVIDED, HOWEVER, that if the basis for such termination is the failure of the SUBJECT BANK Shareholders to approve the Merger, a condition to the effectiveness of such termination is SUBJECT BANK's payment of the Termination Fee.

    6.5 TERMINATION FEE. The "Termination Fee" means Five Hundred Thousand Dollars ($500,000) and the Company's expenses, in same day funds.

    6.6 EFFECT OF TERMINATION; REMEDIES.

        6.6.1 GENERAL. In the event this Agreement is terminated pursuant to this Article VI, this Agreement shall become void and of no effect and neither Party shall have any liabilities or other obligations whatsoever hereunder, except that (a) the provisions of Section 4.3 relating to Confidential Information, Article VI and Section 7.2 shall survive such termination, and (b) notwithstanding anything else to the contrary contained herein, neither Party shall be relieved of or released from any liability or damages arising out of its breach of any provision of this Agreement prior to such termination.

        6.6.2 REMEDIES CUMULATIVE GENERALLY. No remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

                                  ARTICLE VII.
                                 MISCELLANEOUS

    7.1 CLOSING. Unless the Parties shall mutually fix another date, the Closing Date shall be on such Business Day as the Company shall select that is not more than five Business Days after the Final Approval Date or such later date on which the latest to occur of the conditions set forth in Section 5.1 is satisfied. Subject to the fulfillment or waiver of those conditions and the other conditions set forth in Article V, the Closing of the Merger shall take place at the offices of SUBJECT BANK's counsel in Los Angeles, California, at 10:00 a.m. (local time) on the Closing Date. Except as otherwise provided herein, all proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously as of the Effective Time, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

    7.2 EXPENSES. Except as expressly provided in Sections 6.3 and 6.4 with respect to reimbursement of the Company's Expenses under certain circumstances, each Party shall be responsible for its own Expenses.

    7.3 PUBLICITY. Promptly following the execution and delivery of this Agreement, SUBJECT BANK and the Company shall issue a joint press release in a form mutually to be agreed upon. SUBJECT BANK and the Company shall not, and shall instruct their Representatives not to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, this Agreement or the Merger without the consent of the other Party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, in the event that either the Company or SUBJECT BANK determines, based upon the advice of counsel, that a press release, disclosure in a public filing, or other public disclosure of, or reference to, this Agreement, the Merger or the Company is required by law, such Party shall first notify the other of the potential disclosure, afford the other Party a reasonable opportunity to review and comment on the proposed disclosure, and obtain the other Party's approval of such disclosure, which approval shall not be withheld or delayed in any manner that is unreasonable under the circumstances.

    7.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or by electronic facsimile transmission (with confirmation) or on the next business day after dispatch by an overnight courier of national reputation to the respective Parties as follows:

If to the Company, to it at:

Eldorado Bancshares, Inc.
24012 Calle de la Plata, Suite 150
Laguna Hills, California 92653
Attention: Robert P. Keller, President & CEO
fax: (714) 891-8884

with a copy to:

Nutter, McClennen & Fish, LLP
One International Place
Boston, Massachusetts 02110-2699
Attention: Michael K. Krebs, Esquire
fax: (617) 973-9748

If to SUBJECT BANK, to it at:

Antelope Valley Bank
831 W. Lancaster Boulevard
Lancaster, California 93534
Attention: Clyde G. Golding, Chairman
fax: (805) 942-6093

with copies to:

King, Purtich, Holmes, Paterno & Berliner, LLP
1900 Avenue of the Stars, Suite 2500
Los Angeles, California 90067
Attention: Keith T. Holmes, Esq.
fax: (310) 282-8903

Fried, Bird & Crumpacker
10100 Santa Monica Boulevard
Los Angeles, California 90067
Attention: Jack Fried, Esq.
fax: (310) 556-4487
or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

    7.5 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the Parties and, supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, among the Parties with respect to the subject matter hereof.

    7.6 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except those covenants and agreements that by their express terms apply in whole or in part to periods after the Effective Time.

    7.7 BENEFITS; BINDING EFFECT; ASSIGNMENT AND DESIGNATION. This Agreement shall be for the benefit of and binding upon the Parties, their respective successors and, where applicable, assigns. No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Party. Notwithstanding any assignment or delegation of any Party's rights, interests or obligations, each Party shall nonetheless remain responsible for the performance of all of its obligations provided hereunder.

    7.8 WAIVER. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly so provided.

    7.9 NO THIRD PARTY BENEFICIARY. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

    7.10 SEVERABILITY. The invalidity of any one or more of the words, phrases, sentences, clauses, Sections or Articles contained in this Agreement shall not affect the enforceability of the remaining portions of the Agreement or any part hereof, all of which are inserted conditionally on their being valid in law. In the event any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections, had not been inserted; PROVIDED, HOWEVER, that if any provision is declared to be unenforceable because it is determined to be overbroad, then, to the extent possible, in lieu of deletion such provision shall be modified to the minimum extent necessary to render such provision enforceable.

    7.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the several Parties in separate counterparts, each of which shall be deemed to be one and the same instrument.

    7.12 APPLICABLE LAW; CONSENT TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE UNITED STATES AND THE INTERNAL LAW OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF) AND ALL QUESTIONS CONCERNING THE VALIDITY AND CONSTRUCTION THEREOF SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF SAID STATE. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS SITTING IN THE STATE OF CALIFORNIA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY'S SUCCESSORS AND PERMITTED ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT

AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

    7.13 WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT, THE RELATED DOCUMENTS OR THE RELATIONSHIP ESTABLISHED HEREUNDER.

    IN WITNESS WHEREOF, the Parties have each executed and delivered this Agreement as of the day and year first above written.

                                ELDORADO BANCSHARES, INC.
ATTEST:
/s/MICHAEL K. KREBS             By:              /s/ROBERT P. KELLER
Secretary                                President & Chief Executive Officer

                                ANTELOPE VALLEY BANK
ATTEST:

/s/ROY J. SIMI                  By:               /s/JACK D. SEEFUS
Secretary                                President & Chief Executive Officer

THE FOREGOING SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER DATED AS OF SEPTEMBER 16, 1998 BY AND BETWEEN ELDORADO BANCSHARES, INC. AND ANTELOPE VALLEY BANK HAS BEEN RE-EXECUTED BY THE PARTIES AFTER THE ISSUANCE OF THE ORDER OF EXEMPTION ISSUED BY THE CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS ON SEPTEMBER 22, 1998, WHICH ORDER OF EXEMPTION EXEMPTS THE EXECUTION OF THE AGREEMENT AND PLAN OF MERGER FROM THE PROVISIONS OF SECTION 690 ET. SEQ. OF THE CALIFORNIA FINANCIAL CODE.

                                                                       EXHIBIT B


                             STOCK OPTION AGREEMENT

    STOCK OPTION AGREEMENT, dated as of September 16, 1998, between Antelope Valley Bank, a California banking corporation (the "Issuer") and Eldorado Bancshares, Inc., a Delaware corporation (the "Grantee").

    WHEREAS, the Grantee and the Issuer have entered into an Agreement and Plan of Merger of even date herewith (as amended and in effect from time to time, the "Acquisition Agreement"), which agreement is being executed by the parties thereto prior to the execution of this Agreement; and

    WHEREAS, as a condition to the Grantee's entry into the Acquisition Agreement and in consideration for such entry, the Issuer has agreed to grant to the Grantee the Option (as hereinafter defined);

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Acquisition Agreement, the parties hereto agree as follows:

    1. The Issuer hereby grants to the Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 152,700 fully paid and nonassessable shares (the "Option Shares") of common stock, no par value per share, of the Issuer ("Common Stock") at a price of $43.25 per share (the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment, as herein set forth, PROVIDED that, except as provided by Section 8 hereof, in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to any shares of Common Stock issued pursuant to the Option) less the number of shares previously issued pursuant to exercise of the Option.

    2. (a) The Holder (as such term is defined in paragraph (c) below) may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined in paragraph (e) below) and a Subsequent Triggering Event (as defined in paragraph (f) below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in paragraph (b) below), PROVIDED that the Holder shall have sent the written notice of such exercise (as provided in paragraph (h) of this Section 2) within thirty (30) days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

        (b) The term "Exercise Termination Event" shall mean the earliest of (i) the Effective Time, (ii) any termination of the Acquisition Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, and (iii) in the event of any termination of the Acquisition Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event, the passage of twelve (12) months after such termination. Upon the occurrence of an Exercise Termination Event, this Option (or such portion hereof as to which the holder has not theretofore given a notice of exercise in accordance with paragraph (h) below) shall terminate and become void, without notice or other action by any Person (the term "Person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder). Notwithstanding the termination of the Option, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

        (c) The term "Holder" shall mean the holder or holders of the Option.

        (d) The term "Schedule 13G Investor" shall mean any person holding voting securities of the Issuer eligible to report the beneficial ownership of such securities on Schedule 13G pursuant to the provisions of Rule 13d-1 under the Exchange Act.

        (e) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof.

            (i) The Issuer or any subsidiary of the Issuer, without having received the Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any Person, other than the Grantee or any subsidiary of the Grantee, or, without the consent of the Grantee, the Board of Directors of the Issuer shall have approved an Acquisition Transaction or recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Acquisition Agreement. For purposes of this Agreement, the term "Acquisition Transaction" shall mean (A) a merger or consolidation, or any similar transaction, with the Issuer or any Significant Subsidiary of the Issuer (as such term is defined in Regulation S-X of the Securities and Exchange Commission), or any subsidiary of the Issuer which, after such transaction, would be a Significant Subsidiary of the Issuer, (B) a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any Significant Subsidiary of the Issuer or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of the Issuer or any Significant Subsidiary of the Issuer;

            (ii) Any Person, other than the Grantee or any subsidiary of the Grantee or the Issuer in a fiduciary capacity, and other than a Schedule 13G Investor, shall have acquired beneficial ownership (as hereinafter defined) or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Common Stock on the date of this Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Common Stock on the date of this Agreement (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and in the rules and regulations thereunder);

           (iii) (A) The holders of Common Stock shall not have approved the Acquisition Agreement at the meeting of such shareholders held for the purpose of voting on the Acquisition Agreement, (B) such meeting shall not have been held or shall have been canceled prior to the termination of the Acquisition Agreement unless the Grantee shall be in default of any of its obligations under the Acquisition Agreement or the Issuer shall be entitled to terminate the Acquisition Agreement pursuant to its terms, or (C) the Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Director's with respect to the Acquisition Agreement, in each case after it shall have been publicly announced or become publicly known that (x) any Person, other than the Grantee or any subsidiary of the Grantee, shall have made a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (y) any Person other than the Grantee or any subsidiary of the Grantee, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

            (iv) After any Person other than the Grantee or any subsidiary of the Grantee has made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (A) shall remain uncured at the expiration of any applicable cure period provided for under the Acquisition Agreement, (B) would entitle the Grantee to terminate the Acquisition Agreement and (C) shall not have been remedied prior to the Notice Date (as defined in paragraph (h) below); or

            (v) Any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control 50% or more of the then outstanding shares of Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively).

        (f) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

            (i) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of fifteen percent (15%) or more of the then outstanding Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) of paragraph (e) of this Section 2, except that the percentage referenced in clause (C) thereof shall be fifteen percent (15%) in lieu of ten percent (10%).

        (g) The Issuer shall notify the Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by the Issuer shall not be a condition to the right of the Holder to exercise the Option.

        (h) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to the Issuer a written notice prior to an Exercise Termination Event (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three (3) business days nor later than sixty (60) business days from the Notice Date for the closing of such purchase (the "Closing"); PROVIDED that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in The Commonwealth of Massachusetts or a day on which banking institutions in The Commonwealth of Massachusetts are authorized by law or executive order to close.

        (i) At the Closing, the Holder shall pay to the Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by the Issuer, PROVIDED that failure or refusal of the Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

        (j) At such Closing, simultaneously with the delivery of immediately available funds as provided in paragraph (i) above, the Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to the

    Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

        (k) Certificates for the Common Stock delivered at a Closing hereunder may (in the sole discretion of the Issuer) be endorsed with a restrictive legend that shall read substantially as follows:

       "THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION PURSUANT TO THE TERMS OF A STOCK OPTION
       AGREEMENT DATED AS OF SEPTEMBER   , 1998, A COPY OF WHICH
       AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR."

    It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such legend. In addition, such certificates shall bear any other legend as may be required by law.

        (l) Upon the giving by the Holder to the Issuer of the written notice of exercise of the Option provided for under paragraph (h) above, the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to the Issuer, such Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

    3. The Issuer agrees (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without requiring the Issuer's shareholders to approve an increase in the number of authorized shares of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock, (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (c) promptly to take all action as may from time to time be required (including without limitation cooperating fully with any Holders in preparing any applications or notices required under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law), in order to permit such Holders to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and (d) promptly to take all action provided herein to protect the rights of any Holders against dilution.

    4. This Agreement (and the Option granted hereby) is exchangeable, without expense, at the option of each Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the Holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute for all purposes and under all circumstances an additional contractual obligation on the part of the Issuer, whether or not this Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

    5. The number of Option Shares shall be subject to adjustment from time to time as provided in this Section 5.

       (a) (i) In the event of any change in the shares of Common Stock by reason of stock dividend, split up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of Option Shares, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that the Grantee would have held immediately after such event if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

            (ii) The Issuer may, at its election, make such increases in the number of Option Shares, in addition to those required under subparagraph
       (a)(i) above, as shall be determined by its Board of Directors to be advisable in order to avoid taxation, so far as practicable, of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

        (b) Whenever the number of Option Shares (or other securities) purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares prior to the adjustment and the denominator of which is equal to the number of Option Shares (or other securities) purchasable after the adjustment.

    6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within thirty (30) days of such Subsequent Triggering Event (whether on the Grantor's own behalf or on the behalf of any subsequent Holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current, with respect to the Option and the Option Shares, a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares under any applicable state securities laws; PROVIDED, HOWEVER, that the Issuer shall have no obligation to file a registration statement under the Securities Act with respect to the Option Shares if the offer and sale of such common stock is exempt from the registration requirements of the Securities Act pursuant to Section 3 thereof, including without limitation Section 3(a)(2). Issuer will use all commercially reasonable efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect sales or other dispositions of Option Shares. Grantee shall have the right to demand one such registration. Any registration statement prepared and filed under this Section 6, and any sales covered thereby, shall be at Issuer's expense, except for underwriting discounts or commissions, broker's fees and expenses and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, (i) Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and (ii) in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option or Option Shares would interfere with the successful marketing of the shares represented by the

Option, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that if such reduction occurs, the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

    7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, and subject in all events to paragraph (c) hereof, (i) at the request of the Holder, delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, and (ii) at the request of any owner of Option Shares from time to time (the "Owner"), delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase such number of the Option Shares from such Owner as the Owner shall designate at a price per share ("Option Share Repurchase Price") equal to the greater of (A) the market/offer price and (B) the average exercise price per share paid by the Owner for the Option Shares so designated. The term "market/offer price" shall mean the highest of (w) the price per share of the Common Stock at which a tender offer or exchange offer therefor has been made, (x) the price per share of the Common Stock to be paid by any Person, other than the Grantee or a subsidiary of the Grantee, pursuant to an agreement with the Issuer, (y) the highest sale price for shares of Common Stock within the six (6) month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (z) in the event of a sale of all or substantially all of the Issuer's assets, the sum of the price paid, after deducting therefrom all related expenses, including taxes, in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of the Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer.

        (b) Each Holder and Owner, as the case may be, may exercise its right to require the Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to the Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that such Holder or Owner elects to require the Issuer to repurchase this Option and/or Option Shares in accordance with the provisions of this
    Section 7. As promptly as practicable, and in any event within ten (10) business days (the "Payment Date") after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto (the "Surrender Date"), the Issuer shall deliver or cause to be delivered to each Holder the Option Repurchase Price and/or to each Owner the Option Share Repurchase Price therefor or the portion thereof that the Issuer is not then prohibited under applicable law and regulation from so delivering in accordance with paragraph (c) hereof.

        (c) To the extent that the Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy or order, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency (including without limitation any resolution of the Issuer's Board of Directors adopted at the direction or request of any government or regulatory body or agency) (collectively, "Regulatory Impediment"), from repurchasing the Option and/or the Option Shares in full or to the extent that the Issuer would not have been designated "Adequately Capitalized" (as such term is defined by the Issuer's primary federal bank regulator) as of the last day of the Issuer's most recent fiscal quarter had the Issuer repurchased the Option and/or the Option Shares in full as of such date, the Issuer shall immediately so notify each Holder and/or each Owner and thereafter deliver or cause to be delivered, from time to time, to such Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within ten (10) business days after the date on which the Issuer is no longer so prohibited or that the Issuer can deliver and remain designated "Adequately Capitalized" within the meaning of this sentence; PROVIDED, HOWEVER, that if the Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited from delivering as a consequence of a Regulatory Impediment, or the delivery of which would cause the Issuer not be designated "Adequately Capitalized" to any Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in part or in full (and the Issuer hereby undertakes to use its best efforts to receive all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), such Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon the Issuer shall promptly (i) deliver to such Holder and/or Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that the Issuer is not prohibited from delivering or that the Issuer can deliver and remain designated "Adequately Capitalized;" and (ii) deliver, as appropriate, either (A) to such Holder, a new Stock Option Agreement evidencing the right of such Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to such Owner, a certificate for the Option Shares it is then so prohibited or restricted from repurchasing.

    8. (a) In the event that prior to an Exercise Termination Event, the Issuer shall enter into an agreement (i) to consolidate with or merge into any Person, other than the Grantee or one of the Grantee's subsidiaries, and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than the Grantee or one of its subsidiaries, to merge into the Issuer and the Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or the then outstanding shares of Common Stock shall, after such merger, represent less than fifty percent (50%) of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than the Grantee or one of the Grantee's subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in paragraph (b) below) or (B) any Person that controls the Acquiring Corporation.

        (b) The following terms have the meanings indicated:

            (i) The term "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (B) the Issuer in a merger in which the Issuer is the continuing or surviving Person, and
       (C) the transferee of all or substantially all of the Issuer's assets.

            (ii) The term "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

           (iii) The term "Assigned Value" shall mean the "market/offer price", as defined in paragraph (a) of Section 7 hereof.

            (iv) The term "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one (1) year period immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, PROVIDED that if the Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Person merging into the Issuer or by any company which controls such Person, as the Holder may elect.

        (c) Except as set forth in (d) below, the Substitute Option shall have the same terms as the Option, PROVIDED that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall, to the extent legally permissible, be as similar as possible to, and in no event less advantageous to the Holder than, the terms of the Option. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

        (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock as is equal to (i) the product of (A) the Assigned Value and (B) the number of shares of Common Stock for which the Option is then exercisable, divided by (ii) the Average Price. The exercise price of the Substitute Option per share of the Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of Option Shares, as adjusted pursuant to this
    Section 8(d), and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

        (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option (without giving effect to any shares of Substitute Common Stock issued pursuant to the Substitute Option) less the number of shares previously issued pursuant to the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this paragraph
    (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to the Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this paragraph (e). The difference in value shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be.

        (f) The Issuer shall not enter into any transaction described in paragraph (a) of this Section 8 unless the Acquiring Corporation and any Person that controls the Acquiring Corporation shall have assumed in writing all the obligations of the Issuer hereunder.

    9. (a) At the written request of the holder of the Substitute Option (the "Substitute Option Holder"), and subject to paragraph (c) below, the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of the Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of each owner (the "Substitute Share Owner") of shares of the Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price per share (the "Substitute Share Repurchase Price") equal to the greater of (A) the Highest Closing Price and
    (B) the average exercise price per share paid by the Substitute Share Owner for the Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of the Substitute Common Stock within the six (6) month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

        (b) Each Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that such Substitute Option Holder or Substitute Share Owner elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five (5) business days after the surrender of the Substitute Option and/or the certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor, or the portion(s) thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

        (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify each Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited, PROVIDED, HOWEVER, that if the Substitute Option Issuer is, at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in part or in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price LESS the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

    10. The thirty (30) day period for exercise of certain rights under Sections 2, 6, 7 and 12 hereof shall be extended in each such case: (i) to the extent necessary to obtain all Regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise, PROVIDED that notice of intent to exercise such rights shall be given to the Issuer within the requisite thirty (30) day period and the Grantee and the Holders shall use their best efforts to promptly obtain all requisite approvals and cause the expiration of all requisite waiting periods.

    11. The Issuer hereby represents and warrants to the Grantee as follows:

        (a) The Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Issuer and no other corporate proceedings on the part of the Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Issuer. This Agreement is the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

        (b) The Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

    12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other Person, whether by operation of law or otherwise, without the express written consent of the other party, except that (a) the Grantee shall, at any time, be permitted to assign its rights under this Option Agreement or the Option created hereunder to any Affiliate (as defined in the Acquisition Agreement) of the Grantee and (b) in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, the Grantee may, subject to the right of first refusal set forth in Section 13, assign, transfer or sell in whole or in part its rights and obligations hereunder within thirty
(30) days following such Subsequent Triggering Event (or such later period as provided in Section 9); PROVIDED, HOWEVER, that in the event the Grantee sells, assigns or transfers all or a portion of the Option to other Holders as permitted by this Agreement, the Grantee may exercise its rights hereunder on behalf of itself and such Holders.

    13. If at any time after the occurrence of a Subsequent Triggering Event and, with respect to shares of Common Stock or other securities acquired by the Grantee pursuant to an exercise of the

Option, prior to the expiration of twenty-four (24) months after the date on which the Option would have terminated but for its exercise pursuant to Section 2(b), the Grantee shall desire to sell, assign, transfer or otherwise dispose of the Option, in whole or in part, or all or any of the shares of Common Stock or other securities acquired by the Grantee pursuant to the Option, the Grantee shall give the Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase the Option or such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Issuer, which may be accepted within ten (10) business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer the Option or such shares or other securities to such transferee. The purchase of the Option or such shares or other securities by the Issuer shall be settled within five (5) business days of the date of the acceptance of the offer and the purchase price shall be paid to the Grantee in immediately available funds, PROVIDED that, if prior notification to or approval, consent or waiver of the Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Issuer shall promptly file the required notice or application for approval, consent or waiver and shall expeditiously process the same (and the Grantee shall cooperate with the Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or
(b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of the Issuer to purchase the Option or the shares or other securities, as the case may be, covered by an Offeror's Notice or if the Federal Reserve Board or any other regulatory authority disapproves the Issuer's proposed purchase of the Option or such shares or other securities, the Grantee may, within sixty (60) days following the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval, or waiting periods), sell all, but not less than all, of the portion of the Option (which may be one hundred percent (100%)) or such shares or other securities, as the case may be, proposed to be transferred to the proposed transferee identified in the Offeror's Notice at no less than the price specified and on terms no more favorable to the proposed transferee than those set forth in the Offeror's Notice. The requirements of this Section 13 shall not apply to (i) any disposition of the Option or any shares of Common Stock or other securities by a Person to whom the Grantee has assigned its rights under the Option with the prior written consent of the Issuer, (ii) any sale by means of a public offering in which steps are taken to reasonably ensure that no purchaser will acquire securities representing more than five percent (5%) of the outstanding shares of Common Stock of the Issuer or (iii) any transfer to a direct or indirect wholly-owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

    14. Each of the Grantee and the Issuer will use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, for approval to acquire the shares issuable hereunder.

    15. Notwithstanding anything to the contrary herein, in the event that the Holder or the Owner or any Related Person thereof (as hereinafter defined) is a Person making an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Acquisition Agreement), then (a) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (b) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by the Issuer at the Option Price. For purposes of this Agreement, a "Related Person" of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or the

Owner and any Person that is required to file a Schedule 13D with the Holder or the Owner with respect to shares of Common Stock or options to acquire the Common Stock.

    16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

    17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or the Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 6(a) hereof), it is the express intention of the Issuer to allow the Holder to acquire or to require the Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

    18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Acquisition Agreement.

    19. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    20. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

    21. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

    22. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

    23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Acquisition Agreement.

    IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed as a sealed instrument on its behalf by its officers thereunder duly authorized, all as of the day and year first above written.

                                          ANTELOPE VALLEY BANK

                                          By: /s/_JACK D. SEEFUS
                                          Title: President and Chief Executive
                                          Officer

                                          ELDORADO BANCSHARES, INC.

                                          By: /s/_ROBERT P. KELLER
                                          Title: President and Chief Executive
                                          Officer

                                                                       EXHIBIT C


                              CARPENTER & COMPANY
                FIVE PARK PLAZA, SUITE 950 IRVINE, CA 92614-8527
                            TELEPHONE (949) 261-3888

September 14, 1998

Board of Directors
Antelope Valley Bank
831 West Lancaster Blvd.
Lancaster, CA 93534

Members of the Board:

    In connection with that certain Acquisition and Merger Agreement effective as of September 16, 1998 ("the Agreement") between Antelope Valley Bank (the "Company") and Eldorado Bancshares ("Eldorado") pursuant to which the Company will merge with Eldorado (the "Merger"), with Eldorado to be the surviving party and the current shareholders of the Company to receive Eldorado common stock, in a transaction in which the exchange ratio is fixed at 3.625 Eldorado shares for each Company share of common stock, you have asked our opinion as to the fairness from a financial point of view to the shareholders of the Company of the consideration to be paid in the Merger ("the Merger Consideration").

    In connection with our opinion, we have among other activities: (a) reviewed certain publicly available financial and other data with respect to the Company and Eldorado, including the consolidated financial statements for recent years and for interim periods to June 30, 1998, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (b) reviewed the terms of the Agreement; (c) reviewed certain historical market prices and trading volume of common stock of California banking companies; (d) compared the Company and Eldorado from a financial point of view with certain other companies in the industry which we deemed to be relevant; (e) considered the financial terms, to the extent publicly available, of selected recent transactions which we deem to be comparable, in whole or in part, to the Merger; (f) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company and Eldorado, including financial forecasts and related assumptions of the Company and of Eldorado; (g) made inquiries and held discussions on the Merger and the Agreement and other matters relating thereto with the Company's counsel; and (h) performed such other analyses and examinations and considered such other information, financial analyses, and financial, economic and market criteria as we have deemed appropriate and relevant.

    In connection with our review, we have not independently verified any of the foregoing information with respect to the Company or Eldorado. We have relied on all such information provided by the Company and have assumed that all such information is complete and accurate in all material respects. We have assumed that there have been no material changes in the Company's or Eldorado's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel to the Company as to all legal matters with respect to the Company, the Merger, and the Agreement. In addition, we have not made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Eldorado, nor have we been furnished with any such appraisals. We are not expressing any opinion as to the actual value of Eldorado's common stock when issued to the Company shareholders pursuant to the Merger, or the prices at which Eldorado common stock will trade subsequent to the Merger. Further, our opinion is necessarily based upon economic, monetary, and market conditions existing as of the date hereof. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

    In the ordinary course of our business, we represent aquirors and sellers of financial institutions, and we have represented Eldorado as an acquiror in the past. As partial compensation for those past services, we and/or our affiliates were issued and continued to hold 33,302 shares of Eldorado Common Stock.

    This opinion is furnished pursuant to our engagement letter dated April 13, 1998, and is solely for the benefit of the Board of Directors and stockholders of the Company. In furnishing this opinion, we do not admit that we are an expert with respect to any registration statement or other securities filing within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder. Nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is directed to the Board of the Company, covers only the fairness of the Merger Consideration from a financial point of view as of the date hereof and does not constitute a recommendation to any holder of Company Common Stock as to how such shareholder should vote concerning the Merger. Except as provided in the engagement letter, this opinion may not be used or referred to by the Company or quoted or disclosed to any person in any manner without our prior written consent.

    Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of today's date, the Merger Consideration is fair to the shareholders of the Company from a financial point of view.

Very truly yours,

SEAPOWER CARPENTER CAPITAL, INC.,

DBA CARPENTER & COMPANY

                                                                       EXHIBIT D


                        CHAPTER 13.  DISSENTER'S RIGHTS

    1300 SHORT FORM MERGER; PURCHASE OF SHARES AT FAIR MARKET VALUE; "DISSENTING SHARES" AND DISSENTING SHAREHOLDER

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

        (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
    (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

        (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
    (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
    (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

    1301  DISSENTER'S RIGHTS; DEMAND ON CORPORATION FOR PURCHASE OF SHARES

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or shortform merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

    1302  DISSENTING SHARES, STAMPING OR ENDORSING

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

    1303 DISSENTING SHAREHOLDER ENTITLED TO AGREED PRICE WITH INTEREST; TIME OF PAYMENT

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractural conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

    1304  DISSENTERS ACTIONS; JOINDER; CONSOLIDATION; APPOINTMENT OF APPRAISERS

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market values of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

    1305 APPRAISERS DUTY AND REPORT; COURT JUDGEMENT; PAYMENT; APPEAL; COSTS OF ACTION

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

    1306 DISSENTING SHAREHOLDERS; EFFECT OF PREVENTION OF PAYMENT OF FAIR MARKET VALUE

    To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

    1307  DISSENTING SHARES, DISPOSITION OF DIVIDENDS

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

    1308  DISSENTING SHARES, RIGHTS AND PRIVILEGES

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

    1309  DISSENTING SHARES, LOSS OF STATUS

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

    1310  SUSPENSION OF CERTAIN PROCEEDINGS WHILE LITIGATION IS PENDING

    If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

    1311  CHAPTER INAPPLICABLE TO CERTAIN CLASSES OF SHARES

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

    1312 VALIDITY OF REORGANIZATION OR SHORT FORM MERGER, ATTACK ON; SHAREHOLDERS' RIGHTS; BURDEN OF PROOF

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days, prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Eldorado is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended, which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite an adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Eldorado's Certificate of Incorporation provides that Eldorado's directors shall not be liable to Eldorado or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law. The provision does not eliminate liability of a director for any act or omission occurring prior to the date on which the provision became effective.

    Eldorado maintains an indemnification insurance policy covering all directors and officers of Eldorado and its subsidiaries.

ITEM 21. EXHIBITS.

    See the Exhibit Index immediately preceding the exhibits attached hereto.

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Delaware General Corporation Law and the registrant's certificate of incorporation and by-laws, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Hills, State of California, on the 12th day of November, 1998.

                                ELDORADO BANCSHARES, INC.

                                By:             /s/ ROBERT P. KELLER
                                     -----------------------------------------
                                                  Robert P. Keller
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ ROBERT P. KELLER       President, Chief Executive    November 12, 1998
------------------------------    Officer and Director
       Robert P. Keller

              *                 Executive Vice President,     November 12, 1998
------------------------------    Treasurer and Chief
        John L. Gordon            Financial Officer

                                         Director
------------------------------
        Ernest J. Boch

                                         Director
------------------------------
       James A. Conroy

              *                          Director             November 12, 1998
------------------------------
        Edward A. Fox

                                         Director
------------------------------
       Charles E. Hugel

              *                          Director             November 12, 1998
------------------------------
     Mitchell A. Johnson

              *                          Director             November 12, 1998
------------------------------
        K. Thomas Kemp

              *                          Director             November 12, 1998
------------------------------
      Jefferson W. Kirby

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                          Director             November 12, 1998
------------------------------
       John B. Pettway

              *                          Director             November 12, 1998
------------------------------
       Henry T. Wilson

              *                          Director             November 12, 1998
------------------------------
         Paul R. Wood

*By:         /s/ ROBERT P.                                    November 12, 1998
KELLER
------------------------------
             Robert P. Keller
             ATTORNEY-IN-FACT

Powers of Attorney have been previously filed with this Registration Statement.

                                 EXHIBIT INDEX


EXHIBIT                                              DESCRIPTION
---------  -----------------------------------------------------------------------------------------------
      2.1  Agreement and Plan of Merger dated September 16, 1998 by and between Eldorado and Antelope
           (incorporated by reference to Eldorado's Current Report on Form 8-K filed with the Commission on September 22, 1998)
      3.1  Amended and Restated Certificate of Incorporation (incorporated by reference to Eldorado's
           Current Report on Form 8-K/A filed with the Commission on July 11, 1997)
     +3.2  Certificate of Amendment to Certificate of Incorporation
      3.3  By-laws of Eldorado (incorporated by reference to Eldorado's September 30, 1996 Quarterly
           Report on Form 10-Q)
       +5  Opinion of Nutter, McClennen & Fish, LLP
     +8.1  Opinion of Nutter, McClennen & Fish, LLP with respect to certain tax matters
     10.1  1997 Stock Option Plan (incorporated by reference to Eldorado's Registration Statement on Form
           S-8 (File no. 333-50835))
     10.2  Amended and Restated Declaration of Trust of CSBI Capital Trust I (incorporated by reference to
           Eldorado's Current Report on Form 8-K/A filed with the Commission on July 11, 1997)
     10.3  Indenture between Eldorado and Wilmington Trust Company, dated as of July 15, 1997
           (incorporated by reference to Eldorado's Current Report on Form 8-K filed with the Commission on August 7, 1997)
     10.4  Form of Junior Subordinated Debenture (incorporated by reference to Eldorado's Registration
           Statement on Form S-4 (File no. 333-51179))
     10.5  Form of Series A Capital Securities Guarantee (incorporated by reference to Eldorado's
           Registration Statement on Form S-4 (File no. 333-51179))
     10.6  Form of Subordinated Capital Income Security, Series A (incorporated by reference to Eldorado's
           Registration Statement on Form S-4 (File no. 333-51179))
     10.7  Employment Agreement by and between Eldorado and Robert P. Keller (incorporated by reference to
           Eldorado's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1996)
    +10.8  Employment Agreement by and between Eldorado Bank and Catherine C. Clampitt
    +10.9  Employment Agreement by and between Eldorado Bank and Richard Korsgaard
   +10.10  Employment Agreement by and between Eldorado Bank and William Rast
   +10.11  Form of Severance Agreement between Eldorado and certain executive officers
    10.12  Form of Warrant Agreement by and between Eldorado and Madison Dearborn (incorporated by reference to Eldorado's Current Report on Form 8-K/A filed with the Commission on July 11,
           1997)
    10.13  Form of Warrant Agreement by and between Eldorado and Olympus (incorporated by reference to
           Eldorado's Current Report on Form 8-K/A filed with the Commission on July 11, 1997)
    10.14  Stock Option Agreement dated as of September 16, 1998 by and between Antelope and Eldorado
           (incorporated by reference to Eldorado's Current Report on Form 8-K filed with the Commission on September 22, 1998)
      +21  Subsidiaries of Eldorado
    +23.1  Consent of PricewaterhouseCoopers LLP
    +23.2  Consent of Grant Thornton LLP
    +23.3  Consent of KPMG Peat Marwick LLP
    +23.4  Consent of Nutter, McClennen & Fish, LLP (contained in Exhibits 5 and 8.1)
    *23.5  Consent of Carpenter & Company
      *24  Power of Attorney (contained in the signature page to this Registration Statement)


------------------------


*   Previously filed.


+   Filed herewith.

                                 REVOCABLE PROXY

                              ANTELOPE VALLEY BANK

              SPECIAL MEETING OF SHAREHOLDERS -- December 17, 1998

     The undersigned shareholder(s) of Antelope Valley Bank (the "Bank") hereby nominates, constitutes and appoints Clyde G. Golding and Jack D. Seefus, and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote all stock of the Bank which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Bank to be held at The Essex House Hotel, 44916 North 10th Street West, Lancaster California 93534, on Thursday, December 17, 1998, at 7:00 p.m., and any and all adjournments thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat, as follows:


                                  CLEAR AREA



                      PLEASE SIGN AND DATE ON REVERSE SIDE

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



  Please mark your votes as indicated in this example   /X/



THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

     FOR  / /  AGAINST  / / ABSTAIN / /

1. MERGER. To approve and adopt the Agreement and Plan of Merger dated as of September 22, 1998, as amended, among the Bank and Eldorado Bancshares, Inc. ("Eldorado"), which provides for a merger pursuant to which the Bank will become a wholly-owned subsidiary of Eldorado, and which further provides for the conversion of each share of the Bank's common stock into 3.625 shares of Eldorado's common stock.

2. To transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof. Management at present knows of no other business to be presented by or on behalf of the Bank or its Board of Directors at the Meeting.

THIS PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED "FOR" PROPOSAL 1 UNLESS "AGAINST" OR "ABSTAIN" IS INDICATED, IN WHICH CASE THE PROXY SHALL BE VOTED AS INDICATED. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS. IF A SHAREHOLDER SIGNS AND RETURNS THIS PROXY, BUT DOES NOT INDICATE THEREON THE MANNER IN WHICH HE OR SHE WISHES HIS OR HER SHARES TO BE VOTED WITH RESPECT TO THE PROPOSAL DESCRIBED ABOVE, THEN SUCH SHAREHOLDER WILL BE DEEMED TO HAVE VOTED "FOR" SUCH PROPOSAL.

I (We) do___do not___ expect to attend the Meeting.

Number of Persons______



                         CLEAR AREA




Signature of Shareholder______________________________________

Signature of Shareholder______________________________________ Date____________

(PLEASE DATE THIS PROXY AND SIGN YOUR NAME AS IT APPEARS ON YOUR STOCK CERTIFICATES. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD GIVE THEIR FULL TITLES. ALL JOINT OWNERS SHOULD SIGN.)

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